As filed with the Securities and Exchange Commission on January 8, 2014
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FULL HOUSE RESORTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7011	13-3391527
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
(702) 221-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elaine L. Guidroz, Esq.
Secretary & General Counsel Full House Resorts, Inc.
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
(702) 221-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John N. Brewer, Esq. Michael S. Shalmy, Esq. Greenberg Traurig, LLP 3773 Howard Hughes Parkway, Suite 400N. Las Vegas, Nevada 89169 (702) 792-3773	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071 (213) 458-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	$46,000,000	$5,924.80

(1)
  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)
  Includes shares the underwriters have the option to purchase to cover over-allotments, if any.
(3)
  Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 8, 2014
PRELIMINARY PROSPECTUS

Full House Resorts, Inc.
__________ Shares
Common Stock
We are offering __________ shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “FLL”. The last sale price of our common stock on January __, 2014 was $_____.

		Price to Public		Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Full House Resorts, Inc.
Per Share	$		$		$
Total	$		$		$
We have granted the underwriters for this offering an option to purchase up to an additional __________ shares of common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option at any time and from time to time within 30 days after the date of this prospectus.
We expect that the shares of common stock will be ready for delivery to investors on or about __________, 2014.
Investing in our securities involves risks. You should consider the risks that we have described in Risk Factors beginning on page 9 of this prospectus before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful.

Macquarie Capital

The date of this prospectus is __________, 2014

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the underwriters nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
i

Prospectus Summary
This summary highlights basic information about us and this offering. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully before making an investment decision. When we use the words “Company,” “we,” “us” or “our company” in this prospectus, we are referring to Full House Resorts, Inc., a Delaware corporation, and our subsidiaries, unless it is clear from the context or expressly stated that these references are only to Full House Resorts, Inc. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Our Company
We are a leading multi-jurisdictional developer, owner and operator of gaming-related enterprises in regional markets. We have successfully transitioned from a gaming management company to a company with operations that consist primarily of owned casino properties. The repositioning of our business plan is highlighted by the 2011 acquisition of Rising Star Casino Resort, the 2011 lease of the Grand Lodge Casino, the 2012 acquisition of Silver Slipper Casino, and the 2012 sale of the management agreement for the FireKeepers Casino. We actively explore, individually and with partners, new gaming-related opportunities with a focus on acquiring and developing casino properties.
We currently own, lease and manage five casino properties in four distinct regions of the United States — the Gulf Coast, Midwest, Southwest and Northern Nevada.
Gulf Coast Casino Operations
Silver Slipper Casino
On October 1, 2012, we acquired Silver Slipper Casino located in Bay St. Louis, Mississippi. Silver Slipper Casino is approximately one hour (56 miles) from New Orleans, Louisiana. The property has over 37,000 square feet of gaming space containing approximately 1,000 slot and video poker machines, 31 table games and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws patrons primarily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi. In addition, we have commenced construction of a 142-room hotel adjacent to our casino. Construction of the hotel is expected to be completed in the fourth quarter of 2014.
Midwest Casino Operations
Rising Star Casino Resort
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P., located in Rising Sun, Indiana. We renamed the property Rising Star Casino Resort in August 2011. The property has 40,000 square feet of casino space and includes over 1,200 slot and video poker machines, 34 table games, 190 hotel rooms, five dining outlets and an 18-hole Scottish links golf course. In addition, a third party has constructed a 104-room hotel on property adjacent to Rising Star Casino Resort which opened on November 15, 2013, bringing total room capacity to 294 rooms. On August 16, 2013, we entered into a 10-year lease which commenced on November 15, 2013 and provides us with full management control and option to own the hotel at the end of the lease term.
Northern Nevada Casino Operations
Grand Lodge Casino
On September 1, 2011, we purchased the operating assets of Grand Lodge Casino and entered into a lease with Hyatt Equities LLC for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The term of the lease runs to

August 31, 2018. The lease has an option, subject to mutual agreement, to renew the lease for an additional 5-year term. Grand Lodge Casino has 18,900 square feet of casino space integrated with the Hyatt Regency Lake Tahoe Resort, Spa and Casino, featuring approximately 260 slot machines, 16 table games and a poker room.
Stockman’s Casino
On January 31, 2007, we acquired Stockman’s Casino in Fallon, Nevada. Stockman’s Casino has approximately 8,400 square feet of gaming space with approximately 263 slot machines, four table games and keno. The facility has a bar, a fine dining restaurant and a coffee shop.
Development / Management Operations
Buffalo Thunder Casino and Resort
In May 2011, we entered into an agreement with the Pueblo of Pojoaque in New Mexico to manage the tribe’s gaming operations including Buffalo Thunder Casino and Resort in Santa Fe, New Mexico, the Pueblo’s Cities of Gold Casino and other small gaming routes. The agreement was approved by the National Indian Gaming Commission as a management contract. For our management services, we receive a base consulting fee of $100,000 per month plus quarterly success fees based on achieving certain financial targets. The Pueblo of Pojoaque agreement covers approximately 1,200 slot machines, 18 table games (including poker) and a simulcast area. The Pueblo of Pojoaque agreement expires on September 23, 2014 and we are currently in discussions with the Pueblo of Pojoaque regarding the potential extension of the agreement.
Prior Projects
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC, a joint venture with RAM Entertainment, LLC, that held the management rights and responsibilities under an agreement to manage the FireKeepers Casino, a tribal gaming casino, located near Battle Creek, Michigan. During the development and construction of the FireKeepers Casino, Gaming Entertainment (Michigan), LLC provided site acquisition, design, budgeting, financing, construction oversight and pre-opening planning and implementation services. Following opening, Gaming Entertainment (Michigan), LLC managed FireKeepers Casino’s operations and entered into a hotel consulting services agreement with respect to the FireKeepers Casino phase II development project. The Company and RAM sold Gaming Entertainment (Michigan), LLC and the related management agreement to FireKeepers Development Authority for approximately $97.5 million on March 30, 2012.
Until August 31, 2011, we were a 50%-investor in Gaming Entertainment (Delaware), LLC, an unconsolidated joint venture with Harrington Raceway, Inc., which had a management contract with Harrington Casino located in Harrington, Delaware.
Operating and Marketing Strategy
Our marketing strategy is to target primarily local patrons that are able to easily drive to our casinos from the surrounding communities. We believe that patrons are attracted to our casinos based on our ability to create favorable experiences through customer service, employee engagement and entertainment. Our primary operating strategy is focused on maintaining and increasing the volume of patrons that currently frequent our casino properties. Our management philosophy is based on a decentralized model in which property level management maintains significant autonomy in daily operations, but are provided with corporate oversight of business planning, accounting and finance, human resources, risk management, procurement of shared resources, marketing strategy and capital allocation.

Our Growth Strategy
Target the acquisition of high quality regional casino properties that provide an opportunity to create value for our shareholders
Our strategy is to identify high quality gaming opportunities with strong demographics, in attractive and accessible locations, at purchase valuations that provide opportunities for us to create shareholder value through improved management and/or capital investment. Our management team will focus on implementing best practices in accounting and finance, business planning, human resources, risk management, marketing, and procurement at our current properties and potential future acquisitions.
Pursue casino development opportunities in existing and new regional gaming jurisdictions
We believe that there are significant opportunities to grow our operations in existing and new regional casino markets throughout the United States. We evaluate projects on a number of factors, including forecasted profitability, development period, regulatory and political environment and our ability to secure the funding necessary to complete the development. We believe that our expertise as a multi-jurisdictional casino operator and our experience with the development of the FireKeepers Casino position us well to expand our operations with new project openings. We, together with Keeneland Association, Inc., are currently pursuing potential gaming opportunities in Kentucky, including the installation of instant racing machines at racetrack properties.
Invest in organic growth opportunities at our existing properties
We are focused on maximizing the performance of our properties through capital spending programs designed to maintain asset quality and add or improves amenities. We are currently constructing a 142-room hotel adjacent to Silver Slipper Casino, which we believe will favorably impact customer loyalty and financial performance by allowing guests to extend their visits at Silver Slipper Casino. A third party also recently opened a 104-room hotel adjacent to Rising Star Casino Resort which we have leased and began operating in November 2013.
Risks That We Face
You should carefully consider the risks described under “Risk Factors” beginning on page 9 and the other information included in this prospectus before deciding to invest in our common stock. These risks could materially and adversely impact our business, results of operations and financial condition, which could cause the trading price of our common stock to decline and result in a partial or total loss of your investment.
Additional Information
We were incorporated in Delaware on January 5, 1987. Our principal executive offices are located at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, and our telephone number is (702) 221-7800. Our website is www.fullhouseresorts.com. The information contained in our website is not a part of this prospectus.

The Offering
Issuer
Full House Resorts, Inc.
Common Stock offered
_________ shares
Common Stock outstanding prior to this offering
18,750,681 shares(1)
Common Stock to be outstanding after this offering
_________ shares(1)
Use of proceeds
We intend to use the net proceeds of this offering for future strategic acquisitions or investments and general corporate purposes, including paying down existing indebtedness and working capital. See “Use of Proceeds.”
Listing
Our common stock is listed on the NASDAQ Capital Market under the symbol “FLL.”

(1)
  Excludes the following:
•
  1,356,595 shares of common stock held as treasury stock.
•
  137,000 shares of common stock available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan.
All information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional _____ shares of common stock to cover over-allotments.

Summary Financial Data
The following summary consolidated historical financial information of the Company as of December 31, 2012 and 2011 and for the years then ended was derived from the audited consolidated financial statements of the Company included in this prospectus. The summary consolidated historical financial information of the Company as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012, was derived from the unaudited condensed consolidated financial statements of the Company included in this prospectus, which have been prepared on a basis consistent with the annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments necessary for a fair presentation of the results for such periods. The following summary historical financial information of Silver Slipper Casino Venture, LLC as of the nine months ended September 30, 2012 and year ended December 31, 2011 was derived from audited financial statements included in this prospectus. Silver Slipper Casino Venture, LLC was purchased by the Company on October 1, 2012. The pro forma combined financial information for the year ended December 31, 2012 presents the combined results, after adjustments, of the Company and Silver Slipper Casino Venture, LLC, as if the purchase had occurred on January 1, 2012.
The following information is only a summary and should be read in conjunction with the audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus, the financial information included in this prospectus in the sections entitled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section entitled “Risk Factors.” The summarized unaudited pro forma results below have been updated with more current information than the pro forma information provided in Note 13 to the audited financial statements for Full House Resorts, Inc. as of and for the year ended December 31, 2012.

	Full House Resorts, Inc. (“the Company”)(1)				Silver Slipper Casino Venture, LLC(2)		Pro Forma Combined
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012(3)	Year Ended December 31, 2012(3)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Pro Forma year ended December 31, 2012
	(unaudited)	(unaudited)					(unaudited)
	(in thousands)
Statement of Operations Data(4):
Revenues	$113,272	$91,300	$128,760	$105,461	$42,735	$57,260	$171,495
Operating income	3,913	50,771	49,638	19,173	509	5,435	49,761
Net (loss) income	(1,617)	28,666	27,834	2,343	(5,582)	(1,774)	22,097
Basic per share (loss) income(5)	$(0.09)	$1.53	$1.49	$0.13	$—	$—	$1.18

	Full House Resorts, Inc. (“the Company”)(1)
	As of September 30, 2013	As of December 31, 2012(3)	As of December 31, 2011
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,364	$20,603	$14,707
Total assets	156,807	162,725	94,618
Long-term debt (including current maturities)	66,250	68,750	26,937
Current liabilities	14,175	15,332	17,186
Retained earnings	36,461	38,078	8,508
Total stockholders’ equity	80,122	81,133	55,445
Other Financial Data(6):
Adjusted EBITDA	$15,440	$15,862	$21,235
Property EBITDA	19,134	21,100	25,673

(1)
  Full House Resorts, Inc. consolidated.
(2)
  Silver Slipper Casino Venture, LLC operations. The entity was purchased by the Company on October 1, 2012.
(3)
  Results from 2012 include a pre-tax gain of $41.2 million on the sale of the management rights and management agreement for the FireKeepers Casino to the FireKeepers Development Authority in March 2012.
(4)
  The Company results of operations for 2012 and 2011 may not be comparable. We acquired Rising Star Casino Resort in April 2011, sold the management rights and management agreement for the FireKeepers Casino in March 2012 and acquired Silver Slipper Casino in October 2012.
(5)
  Excluding the $4.0 million goodwill impairment charge recognized in September 2013, net of tax effect, the Company’s net income and earnings per share would have been $1.0 million and $0.05 respectively, for the nine months ended September 30, 2013. During the periods indicated, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted are equal.
(6)
  For the period ended on the reference date. An explanation of Adjusted EBITDA and Property EBITDA and a reconciliation to net income (loss) is set forth below.
We define EBITDA as net income (loss) plus (i) interest expense, net, (ii) provision for taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We define Property EBITDA as Adjusted EBITDA reduced by the corporate operating loss (adjusted for corporate stock compensation, severance costs and depreciation).

	Full House Resorts, Inc. (“the Company”)(1)				Silver Slipper Casino Venture, LLC(2)		Pro Forma Combined
	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Pro forma year ended December 31, 2012
	(unaudited)	(unaudited)					(unaudited)
	(in thousands)
Net (loss) income	$(1,617)	$28,666	$27,834	$2,343	$(5,582)	$(1,774)	$22,097
Add back:
Interest (income) expense	5,615	805	2,731	2,838	5,367	7,153	10,271
Depreciation and amortization	6,906	4,736	6,884	7,001	3,705	4,735	12,448
Income taxes	(91)	17,417	15,175	3,240	—	—	12,771
EBITDA	10,813	51,624	52,624	15,422	3,490	10,114	57,587
Add back:
Impairment loss	4,000	—	—	4,920	—	—	—	—
Stock compensation	586	1,242	724	—	—	931	1,242
Acquisition costs expensed(3)	(9)	1,558	735	—	—	133	1,558
Loss on derivatives and debt(4)	—	1,711	513	—	—	1,711	1,711
Gain on sale of joint venture	—	(41,189)	—	—	—	(41,200)	(41,189)
Other(5)	50	(431)	(84)	(1,079)	724	56	(28)
Adjusted EBITDA	$15,440	$12,768	$15,862	$21,235	$4,214	$10,170	$20,881
Add back:
Corporate loss	4,289	4,869	6,818	5,190			6,818
Deduct:
Stock compensation	(586)	(931)	(1,242)	(724)			(1,242)
Severance costs	—	—	(330)				(330)
Acquisition costs expensed(3)	—	—	—			—
Depreciation and amortization	(9)	(6)	(8)	(28)			(8)
Property EBITDA	$19,134	$16,700	$21,100	$25,673	$4,214	$10,170	$26,119

(1)
  Full House Resorts, Inc. consolidated.
(2)
  Silver Slipper Casino Venture, LLC operations. The entity was purchased by the Company on October 1, 2012.
Set forth above is a quantitative reconciliation of EBITDA, Adjusted EBITDA and Property EBITDA to the most directly comparable financial performance measure under generally accepted accounting principles (“GAAP”), which is net income. Adjusted EBITDA and Property EBITDA also include the following adjustments:
(3)
  Acquisition costs for the nine months ended September 30, 2013 and 2012, and the year ended December 31, 2012, related to Silver Slipper Casino. Acquisition costs for the year ended December 31, 2011 related to Rising Star Casino Resort and Grand Lodge Casino.
(4)
  We recognized net losses on the interest rate derivative related to our Wells Fargo debt, in addition to a loss of $1.7 million resulting from the write-off of unamortized loan costs related to the extinguishment of the Wells Fargo debt in March 2012.
(5)
  Other items consist primarily of development project expenses for the nine months ended September 30, 2013; non-controlling interest depreciation adjustments for the nine months ended September 30, 2012; severance costs of $0.3 million, offset by non-controlling interest depreciation adjustment for the year ended December 31, 2012; and a tribal note receivable impairment of $.04 million and non-controlling interest depreciation adjustments of $0.9 million for the year ended December 31, 2011.
We present EBITDA, Adjusted EBITDA and Property EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use EBITDA, Adjusted EBITDA and/or Property EBITDA: (i) as factors in evaluating management’s performance when determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because our credit agreements use measures similar to these items to measure our compliance with certain covenants. EBITDA, Adjusted EBITDA and Property EBITDA have limitations as analytical tools. Some of these limitations are:
•
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
  they do not reflect changes in, or cash requirements for, our working capital needs;
•
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Property EBITDA do not reflect any cash requirements for such replacements;
•
  non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;
•
  they do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and
•
  other companies in our industry may calculate EBITDA, Adjusted EBITDA and Property EBITDA differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, EBITDA, Adjusted EBITDA and Property EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA and Property EBITDA only supplementally.

Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In such an event, the trading price of our common stock would likely decline, and you could lose part or all of your investment in our common stock.
Risks Related to Our Business
Our success depends on our ability to continue to attract patrons and manage our risk and volatility.
Our success depends on our ability to continue to attract patrons, including frequent players and players who make large wagers, drive volume through marketing, offer competitive and diversified wagering products, and manage risk and volatility. Without a sufficiently high volume of wagers, we will not earn sufficient revenues. If we are unable to manage risk and volatility and we experience more losses than anticipated, our results of operations will be harmed. As a result, our revenues and earnings could fluctuate or decline and would be lower than our expectations or those of analysts or investors.
To increase awareness of our casinos, services and brand and attract profitable gaming patrons, we may need to significantly increase marketing expenses.
To successfully execute our business strategy, we must build awareness and understanding of our casinos, including our services and brands. In order to build this awareness, our marketing efforts must succeed and we must provide high-quality products and services. These efforts require us to incur significant expenses for advertising, free play and other marketing initiatives. Some of these initiatives have the effect of reducing our revenues or increasing our expenses. We cannot assure you that our marketing efforts will be successful or that the allocation of funds to these marketing efforts will be the most effective use of those funds.
The gaming industry is highly competitive, which could reduce our revenues or increase our expenses.
Gaming activities include traditional land-based casinos, riverboat and dockside gaming, casino gaming on tribal land, internet gaming, state-sponsored lotteries, video poker in restaurants, bars and hotels, pari-mutuel betting on horse racing, dog racing and jai alai, sports bookmaking, card rooms, and casinos at racetracks. Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, Stockman’s Casino and the tribal and other casinos that we may be developing and plan to manage or own compete with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Some of our competitors have more personnel and greater financial or other resources. Competition may cause our revenues to decline or require us to incur additional expenses to attract patrons.
Our failure to properly manage our growth effectively could have a material adverse effect upon our business, results of operations and financial condition.
Since 2011, we have acquired two significant properties, Silver Slipper Casino in Mississippi and Rising Star Casino Resort in Indiana, and we entered into a long term lease to lease Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada. This growth and any future growth could place significant strain on our existing management team and other personnel, management systems and resources. Significant growth will also require us to improve our financial, accounting and operational systems and controls. Expansion into new geographic areas would further strain our limited managerial, operational and marketing resources. We cannot assure you that we will properly manage our growth effectively, and failure to do so may have a material adverse effect upon our business, results of operations and financial condition.

Acquisitions, new venture investments and divestitures may not be successful.
As part of our strategy, we may seek to increase growth through strategic acquisitions and any such acquisition may be significant. Not only is the identification of good acquisition candidates difficult and competitive, but these transactions also involve numerous risks, including the ability to:
•
  successfully integrate acquired companies, properties, systems or personnel into our existing business;
•
  minimize any potential interruption to our ongoing business;
•
  successfully enter markets in which we may have limited or no prior experience;
•
  achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions;
•
  retain key relationships with employees, customers, partners and suppliers of acquired companies;
•
  foresee uncertainty in key assumptions including projected future earnings growth of acquired operation, which could potentially result in impairment of goodwill; and
•
  maintain uniform standards, controls, procedures and policies throughout acquired companies.
Companies, businesses or operations acquired or joint ventures created may not be profitable, may not achieve revenue levels and profitability that justify the investments made or carry other risks associated with such transactions. Future acquisitions could result in the incurrence of indebtedness, the assumption of contingent liabilities, material expense related to certain intangible assets and increased operating expense, which could adversely affect our results of operations and financial condition.
We, together with a third party, are currently pursuing potential gaming opportunities in Kentucky. However, any such opportunity is dependent on the outcome of a review by the Kentucky Supreme Court. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which could adversely affect our operating results.
Any potential future acquisitions or new ventures may divert the attention of management and may divert resources from matters that are core or critical to the business.
Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could have a material adverse effect on our business, results of operations and financial condition.
Our future success depends to a significant degree on the skills, experience and efforts of our senior executives, Andre Hilliou, our Chairman and Chief Executive Officer, Mark J. Miller, our Chief Operating Officer and Deborah Pierce, our Chief Financial Officer. We have entered into employment agreements with each of Mr. Hilliou, Mr. Miller, and Ms. Pierce, which automatically renew for successive terms of two years for Mr. Hilliou and automatically renew for successive terms of one year for Mr. Miller and Ms. Pierce, unless terminated by us or the relevant executive.
The loss of any of our senior executives could adversely affect our operations. In addition, we compete with potential employers for employees, and we may not succeed in hiring and retaining the executives and other employees that we need. An inability to hire quality employees could have a material adverse effect on our business, financial condition and results of operations.
We are leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.
As of September 30, 2013, we had long-term debt of approximately $66.3 million (inclusive of current maturities). Our debt has financial covenants, including a total leverage ratio and fixed charge coverage ratio, which are impacted by the performance of our operations. If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness or sell additional equity or assets, which we may not be able to do on favorable terms or at all.

Our indebtedness could have important consequences for investors, including:
•
  it may limit our ability to borrow money, dispose of assets or sell equity to meet our working capital needs, fund capital expenditures and dividend payments, service our debt, or pursue strategic initiatives;
•
  it may limit our flexibility in planning for, or reacting to, changes in our operations or business;
•
  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
•
  it may make us more vulnerable to downturns in our business or the economy;
•
  there would be a material adverse effect on our business, results of operations and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed; and
•
  our ability to complete the hotel at Silver Slipper Casino.
We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.
We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to make significant capital improvements at our properties, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
The casino, hotel and resort industry is capital intensive and we may not be able to finance expansion and renovation projects, which could put us at a competitive disadvantage.
Our casino and casino/hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We are currently constructing a 142-room hotel at our Silver Slipper Casino property that is expected to cost approximately $17.7 million to construct. We may also need to make capital expenditures at our casino properties to comply with applicable laws and regulations.
Renovations and other capital improvements of the casino properties require significant capital expenditures. In addition, renovations and capital improvements of the casino properties usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms. Our failure to renovate our casino properties may put us at a competitive disadvantage.
Any increase in the price of gasoline may have an adverse impact on the results of our operations.
Many of our customers drive to our properties; therefore, an increase in gasoline prices may adversely impact our operations. Gasoline prices have been volatile in recent years. We cannot assure you that gasoline prices will hold steady or decline, and continued increases may adversely affect our customers’ discretionary income and, ultimately, our revenue.

Our business may be adversely affected by legislation prohibiting tobacco smoking.
Legislation in various forms to ban indoor tobacco smoking has recently been enacted or introduced in many states and local jurisdictions. If additional restrictions on smoking are enacted in jurisdictions in which we operate, we could experience a significant decrease in gaming revenue and particularly, if such restrictions are not applicable to all competitive facilities in that gaming market, our business could be materially adversely affected.
Adverse weather conditions in Indiana, the Sierra Nevada Mountains, the Reno-Lake Tahoe area, and the Gulf Coast could have a material adverse effect on the results of operations and financial condition of our casinos, which could lead to an adverse impact on our results of operation and financial condition.
Adverse winter weather conditions, particularly snowfall, can deter customers of Rising Star Casino Resort and our Northern Nevada casinos from traveling or make it difficult for them to frequent these facilities. If these locations were to experience prolonged adverse winter weather conditions, the results of operations and financial condition of these casinos could also be materially adversely affected, thereby adversely affecting our overall results of operations and financial condition. Adverse tropical storm or hurricane weather conditions, particularly high winds and rainfall in the Gulf Coast can deter customers of Silver Slipper Casino from travelling and make it difficult for them to frequent Silver Slipper Casino. If the Gulf Coast were to experience tropical storm or hurricane weather conditions, the results of operations could be adversely affected and there could be significant damage to the facility.
Riverboats and dockside facilities are subject to risks relating to weather and must comply with applicable regulations.
We own and operate riverboat and dockside casino facilities at our Rising Star Casino Resort, which are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, extended or extraordinary maintenance, flood or other severe weather. Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could adversely affect our results of operations. The riverboats are subject to inspection every year and were inspected in June 2013. The next inspection is anticipated to occur in June 2014.
The concentration and evolution of the slot machine industry could impose additional costs on us.
A majority of our revenues are attributable to slot machines at our casinos. It is important, for competitive reasons, that we offer the most popular and up-to-date slot machine games, with the latest technology to our customers.
In recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long-term than the cost to purchase a new slot machine.
For competitive reasons, we may be forced to purchase new slot machines, slot machine systems, or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could adversely affect our profitability.
We may experience construction delays and cost overruns in connection with constructing a hotel at Silver Slipper Casino or during other expansion or development projects that could adversely affect our operations.
A hotel at Silver Slipper Casino is currently under construction. In addition, from time to time we may commence other construction projects at our properties. We also evaluate other expansion opportunities as they become available and we may in the future engage in additional construction projects. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our results of operations.
We are or may become involved in legal proceedings, that, if adversely adjudicated or settled, could impact our financial condition.
From time to time, we are defendants in various lawsuits and gaming regulatory proceedings relating to matters incidental to our business. As with all litigation, no assurance can be provided as to the outcome of these matters and, in general, litigation can be expensive and time consuming. We may not be successful in the defense or prosecution of our current or future legal proceedings, which could result in settlements or damages that could significantly impact our business, financial condition and results or operations.
Risks Related to Our Industry
We are subject to extensive governmental regulation, the enforcement of which could adversely impact our business, results of operation and financial condition.
The operation of gaming properties is subject to extensive federal, state, local and foreign regulations and taxes. The jurisdictions in which we operate or intend to operate require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval of us and our officers, directors, major stockholders and key employees, along with our products. Licenses, approvals or findings of suitability may be revoked, suspended, limited or conditioned. We cannot assure you that we will be able to obtain or maintain all necessary registrations, licenses, permits or approvals, that the licensing process will not result in delays or adversely affect our operations and our ability to maintain key personnel, or that complying with these regulations will not significantly increase our costs.
The Indiana, Mississippi and Nevada gaming laws and regulations require us to obtain approval from the gaming regulators for our gaming operations. The regulations also require that we and our officers, directors, major stockholders and key employees obtain and maintain additional licenses, permits or other forms of approvals. If we are unable to obtain or maintain approval of our operations as required by the regulations, or if we or the individuals with whom we are associated are unable to obtain or maintain approvals, licenses or permits required by the regulations, we will be unable to continue some or all of our operations.
In addition, we are subject to anti-money laundering rules arising under federal law and related Indiana, Mississippi and Nevada law and regulations concerning transactions with players, including requirements to record and submit detailed reports to the federal government of currency transactions involving greater than $10,000 at our operations, as well as certain suspicious financial activity that may occur in our gaming operations.
Compliance with regulatory investigations and approval requirements may impose substantial costs on our business and disrupt our operations.
The gaming authorities in certain jurisdictions may investigate companies or individuals who have a material relationship with us or our equity holders to determine whether the selected individual or stockholder is acceptable to the gaming authorities. While any such investigated company, individual or stockholder is obligated to pay the costs of the investigation, such an investigation will be time consuming and may be disruptive to our operations. Failure of companies, individuals or stockholders to cooperate with any such investigation could negatively impact our ability to obtain or maintain our licenses.
Some jurisdictions require gaming licensees to obtain government approval before engaging in certain transactions, such as business combinations, reorganizations, borrowings, stock offerings and share repurchases. Obtaining such pre-approvals can also be time consuming and costly.

We are under continuous scrutiny by the applicable regulatory authorities. Our failure to obtain or maintain regulatory approval in any jurisdiction may prevent us from obtaining or maintaining regulatory approval in other jurisdictions. The failure to maintain a license in a single jurisdiction or a denial of a license by any new jurisdiction may cause a negative “domino effect” in which the loss of a license in one jurisdiction could lead to regulatory investigation and possible loss of a license or other disciplinary action in other jurisdictions.
A decline in the popularity of gaming or the purchasing power of our customers could reduce the number of customers at our properties, which would adversely affect our business.
Our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, and participation in discretionary leisure activities has in the past, and may in the future, decline during economic downturns because consumers have less disposable income. Gaming activity may also decline based on changes in consumer confidence related to general economic conditions or outlook, fears of war, future acts of terrorism, or other factors. A reduction in tourism could also result in a decline in gaming activity. Finally, a legislature or regulatory authority may prohibit all or some gaming activities in its jurisdiction. A decline in gaming activity as a result of these or any other factors could have a material adverse effect upon our business, results of operations and financial condition.
Changes in consumer preferences could also harm our business. Gaming competes with other leisure activities as a form of consumer entertainment, and may lose popularity as new leisure activities arise or as other leisure activities become more popular. In addition, gaming in traditional gaming establishments may compete with internet-based gaming products, when and if legalized. To the extent that the popularity of gaming in traditional gaming establishments declines as a result of these factors, the demand for our gaming system may decline and our business may be adversely affected.
Continued weakness in the United States and global economy may adversely affect consumer spending and tourism trends.
Discretionary consumer spending has been adversely affected by continued economic weakness in the United States and worldwide. Consumers are traveling less and spending less when they do travel. Likewise, corporate spending on conventions and business development is being significantly curtailed as businesses cut their budgets. Since our business model relies on significant expenditure on discretionary items, continuation or deepening of the weak economic conditions will further adversely affect our operations. Adverse conditions in the local, regional, national and global markets would have a material adverse effect upon our business, results of operations and financial condition. In particular, we have seen slow or declining growth in some of our markets.
Acts of terrorism and war, natural disasters and severe weather may negatively impact our future profits.
Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism, security alerts or war, popular uprisings or hostilities throughout the world will directly or indirectly impact our business, results of operations and financial condition. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available.
In addition, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills could also adversely impact our business. As our business depend in part on our players’ ability to travel, severe or inclement weather would have a material adverse effect upon our business, results of operations and financial condition.
Work stoppages, organizing drives and other labor problems could negatively impact our future profits.
Labor unions are making a concerted effort to recruit more employees in the gaming industry. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration. We cannot provide any assurance that we will not experience additional or more successful union activity in the future.

Additionally, lengthy strikes or other work stoppages at any of our casino properties or construction projects could have an adverse effect on our business and result of operations.
Risks Related to This Offering
We do not expect to pay any cash dividends for the foreseeable future. Accordingly, investors in this offering may never obtain a return on their investment.
You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
The net proceeds from the sale of shares by us in this offering may be used for general corporate purposes, including paying down existing indebtedness and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.
An active, liquid trading market for our common stock may not develop or be sustained.
We completed our initial public offering in 1993. Given the relatively limited public float since that time, trading in our common stock has been limited and, at times, volatile. An active trading market for our common stock may not develop or be sustained, and the trading price of our common stock may fluctuate substantially.
If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.
If we are unable to maintain adequate internal controls for financial reporting in the future, investor confidence in the accuracy of our financial reports may be impacted or the market price of our common stock could be negatively impacted. Our internal controls could be affected by personnel changes or information technology issues, many of which are out of our control.

Special Note Regarding Forward-Looking Statements
Certain statements made in this prospectus constitute forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “potential,” “intend” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, the amount and timing of capital expenditures, the likelihood of our success in building our business, financing plans, budgets, working capital needs and sources of liquidity. We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control.
Forward-looking statements, estimates and projections are based on management’s beliefs and assumptions, are not guarantees of performance and may prove to be inaccurate. Forward-looking statements also involve risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement and which may have a material adverse effect on our business, financial condition, results of operations and liquidity. A number of important factors could cause actual results or events to differ materially from those indicated by forward-looking statements. These risks and uncertainties include, but are not limited to, those factors listed in this prospectus under “Risk Factors” and the following factors:
•
  our growth strategies;
•
  our potential acquisitions and investments;
•
  successful integration of acquisitions;
•
  risks related to development and construction activities;
•
  anticipated trends in the gaming industries;
•
  patron demographics;
•
  general market and economic conditions, including but not limited to, the effects of local and national economic, housing and energy conditions on the economy in general and on the gaming and lodging industries in particular;
•
  access to capital and credit, including our ability to finance future business requirements;
•
  our dependence on key personnel;
•
  the availability of adequate levels of insurance;
•
  changes in federal, state, and local laws and regulations, including environmental and gaming license or legislation and regulations;
•
  ability to obtain and maintain gaming and other governmental licenses;
•
  regulatory approvals;
•
  impact of weather;
•
  competitive environment, including increased competition in our target market areas;
•
  increases in the effective rate of taxation at any of our properties or at the corporate level; and
•
  risks, uncertainties and other factors described from time to time in this and our other SEC filings and reports.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual future results to differ materially from those projected or contemplated in the forward-looking statements.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on us.

Use of Proceeds
We estimate that we will receive approximately $_________ million in net proceeds from the sale of our common stock in this offering, or approximately $_________ million if the underwriter’s option to purchase additional shares is exercised in full, at an assumed public offering price of $______ per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering for future strategic acquisitions or investments and general corporate purposes, including paying down existing indebtedness and working capital. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have discretion and flexibility in applying the net proceeds of this offering.

Capitalization
The following table sets forth our consolidated capitalization as of September 30, 2013 on:
•
  an actual basis; and
•
  as adjusted basis to give further effect to the sale by us of ________ shares of our common stock in this offering at an offering price of $____ per share, assuming that the underwriters have not exercised their option to purchase additional shares. This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2013
	(Unaudited) (In thousands)
	Actual		As Adjusted
Cash and cash equivalents	$25,364	$
Indebtedness under our credit facilities(1)	$66,250
Stockholders’ equity:
Common stock, par value $0.0001 per share: 100,000,000 shares authorized: 20,107,276 shares issued and 18,750,681 shares outstanding(2); ___________ shares issued, pro forma	2
Additional paid-in capital	45,313
Treasury stock, 1,356,595 common shares	(1,654)
Retained earnings	36,461
Total stockholders’ equity	80,122
Total capitalization	$146,372	$

(1)
  We have subsequently repaid $8.8 million under these credit facilities in the fourth quarter of 2013.
(2)
  Excludes the following:
•
  1,356,595 shares of common stock held as treasury stock.
•
  137,000 shares of common stock available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following unaudited pro forma statement of operations data for the year ended December 31, 2012 has been derived from the Company’s audited consolidated financial statements and the audited Silver Slipper Casino Venture, LLC financial statements included elsewhere in this prospectus and have been prepared to give pro forma effect to the acquisition of Silver Slipper Casino Venture, LLC, (“the Acquisition”) as if the acquisition occurred January 1, 2012.
The unaudited pro forma statements of operations were derived by adjusting the audited financial statements of the Company and the audited financial statements of Silver Slipper Casino Venture, LLC. The adjustments are based on currently available information and reflect the fact that the Company has accounted for the acquisition of Silver Slipper Casino Venture, LLC in accordance with ASC 805 Business Combinations. The pro forma statements of operations were derived using the estimated fair value of the assets and liabilities acquired in the transaction. The unaudited pro forma results below have been updated with more current information than the pro forma information provided in Note 13 to the audited financial statements for Full House Resorts, Inc. as of and for the year ended December 31, 2012.
The unaudited pro forma statements of operations for the year ended December 31, 2012 have been adjusted to exclude material non-recurring items as well as expenses directly attributable to the acquisition, including:
•
  Additional depreciation and amortization that resulted from the fair value adjustments for purchase accounting and amortization of new intangibles related to the Acquisition;
•
  Elimination of Silver Slipper Casino Venture, LLC depreciation expense recorded in the nine months ended September 30, 2012.
•
  Elimination of Silver Slipper Casino Venture, LLC annual management fee recorded in the nine months ended September 30, 2012, which were paid to the prior owners of Silver Slipper Casino Venture, LLC;
•
  Increase in interest expense resulting from new indebtedness incurred in connection with the Acquisition; and
•
  Elimination of Silver Slipper Casino Venture, LLC interest expense recorded in the nine months ended September 30, 2012.

PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)
For the Twelve Months Ended December 31, 2012
(in thousands)

	Full House Resorts, Inc. (“the Company”)(1)	Silver Slipper Casino Venture, LLC(2)	Pro Forma Adjustments		Pro Forma Combined
Revenues
Casino	$112,649	$38,783	$—		$151,432
Food and beverage	6,223	3,483	—		9,706
Management fees	7,180	—	—		7,180
Other	2,708	469	—		3,177
	128,760	42,735	—		171,495
Operating costs and expenses
Casino	62,976	16,336	—		79,312
Food and beverage	5,973	3,620	—		9,593
Other operations	5,614	177	—		5,791
Project development and acquisition costs	1,861	—	—		1,861
Selling, general and administrative	37,003	17,068	(153	)(1)	53,918
Management fee	—	1,320	(1,320	)(2)	—
Depreciation and amortization	6,884	3,705	1,859	(3)	12,448
	120,311	42,226	386		162,923
Operating gains (losses)
Gain on sale of joint venture	41,189	—	—		41,189
Operating income	49,638	509	(386)		49,761
Other income (expense)
Interest expense	(2,731)	(5,367)	(2,173	)(4)(5)(6)	(10,271)
Gain on derivative instruments	8	—	—		8
Interest and other income	(6)	(724)	—		(730)
Loss on extinguishment of debt	(1,719)	—	—		(1,719)
Income before income taxes	45,190	(5,582)	(2,559)		37,049
Income taxes	15,175	—	(2,404	)(7)	12,771
Net income	30,015	(5,582)	(155)		24,278
Income attributable to non-controlling interest in consolidated joint venture	(2,181)	—	—		(2,181)
Net income attributable to the Company	$27,834	$(5,582)	$(155)		$22,097
Net income attributable to the Company per common share	$1.49				$1.18
Weighted-average number of common shares outstanding	18,677,544				18,677,544
See notes to pro forma financial statements.

FULL HOUSE RESORTS, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(UNAUDITED)
(1)
  To eliminate Silver Slipper bonus payouts associated with the purchase.
(2)
  To eliminate Silver Slipper management fee expense, which was incurred under the prior ownership, as outside management fees terminated on the closing of the acquisition.
(3)
  To amortize the $5.9 million player loyalty program over 3 years and $1.4 million of capital leases over 45.6 years and adjust fixed asset depreciation that resulted from the fair value adjustments for purchase accounting.
(4)
  To amortize $5.9 million of loan acquisition costs over the term of the First and Second Lien credit agreements.
(5)
  To accrue interest on the $50.0 million and $20.0 million First and Second Lien Credit Agreements, respectively, as well as accrue the Capital One commitment fee on the $5.0 million and $10.0 million line of credit, interest cap premium related to the loans and amortization on the yearly administrative fees.
(6)
  To eliminate Silver Slipper interest expense.
(7)
  To record the pro forma federal income tax expense at 34%, Mississippi state income tax expense at 5.0% and Mississippi franchise taxes for the twelve months ended December 31, 2012. The tax calculations also include state income tax expense for other applicable states, which are consolidated with Full House Resorts, Inc.’s operations.

Price Range of Common Stock and Dividends
Price Range of Our Common Stock
Our common stock traded on the NYSE Amex under the symbol “FLL” until February 12, 2013. On February 13, 2013, our common stock commenced trading on the NASDAQ Capital Market under the symbol “FLL”. Set forth below are the high and low sales prices of our common stock as reported on the NYSE Amex until February 12, 2013 and the NASDAQ Capital Market for the periods thereafter.

	High	Low
Year Ended December 31, 2013
First Quarter	$3.58	$2.75
Second Quarter	3.32	2.58
Third Quarter	3.05	2.61
Fourth Quarter	3.03	2.70
Year Ended December 31, 2012
First Quarter	$3.59	$2.45
Second Quarter	3.15	2.76
Third Quarter	4.00	2.60
Fourth Quarter	3.82	2.73
As of December 31, 2013, we had 111 registered holders of record of our common stock. We believe that there are over 2,900 beneficial owners.
Dividend Policy
We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon the terms of our indebtedness, and our revenues and earnings, if any, capital requirements, growth opportunities and general financial condition. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and growth initiatives and, accordingly, our Board of Directors does not anticipate paying any dividends in the foreseeable future.

Selected Financial Data
The following selected consolidated historical financial information of the Company as of December 31, 2012 and 2011 and for the years then ended was derived from the audited consolidated financial statements of the Company included in this prospectus. The selected consolidated historical financial information of the Company as of and for the nine months ended September 30, 2013 was derived from the unaudited condensed consolidated financial statements of the Company included in this prospectus.
The results of operations for the interim periods are not necessarily indicative of the results of operations which might be expected for the entire year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company and the notes thereto included elsewhere in this prospectus.

	Full House Resorts, Inc. (“the Company”)(1)			Silver Slipper Casino Venture, LLC(2)
	Nine Months Ended September 30, 2013	Year Ended December 31, 2012(3)	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(unaudited)
Statement of Operations Data:(4)	(In thousands, except per share data)
Revenues	$113,272	$128,760	$105,461	$42,735	$57,260
Operating income	3,913	49,638	19,173	509	5,435
Net (loss) income	(1,617)	27,834	2,343	(5,582)	(1,774)
Basic per share (loss) income(5)	$(0.09)	$1.49	$0.13	n/a	n/a

	Full House Resorts, Inc. (“the Company”)(1)
	As of September 30, 2013	As of December 31, 2012(3)	As of December 31, 2011
Balance Sheet Data:
Cash and cash equivalents	$25,364	$20,603	$14,707
Total assets	156,807	162,725	94,618
Current liabilities	14,175	15,332	17,186
Retained earnings	36,461	38,078	8,508
Total stockholders’ equity	80,122	81,133	55,445

(1)
  Full House Resorts, Inc. consolidated.
(2)
  Silver Slipper Casino Venture, LLC operations. The entity was purchased by the Company on October 1, 2012.
(3)
  Results from 2012 for the Company include a pre-tax gain of $41.2 million on the sale of the management rights and management agreement for the FireKeepers Casino to the FireKeepers Development Authority in March 2012.
(4)
  Results of operations for 2012 and 2011 for the Company may not be comparable. The Company acquired Rising Star Casino Resort in April 2011, sold the management rights and management agreement for the FireKeepers Casino in March 2012 and acquired Silver Slipper Casino in October 2012.
(5)
  Excluding the $4.0 million goodwill impairment charge recognized in September 2013, net of tax effect, net income and net income per share for the Company would have been $1.0 million and $0.05 respectively, for the nine months ended September 30, 2013. During the periods indicated, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted are equal.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations
The following is a discussion and analysis of the results of operations, financial condition, and liquidity and capital resources for the nine months ended September 30, 2013 and 2012 and the fiscal years ended December 31, 2012 and 2011 for the Company, including its consolidated subsidiaries. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should review “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, such forward-looking statements.
Overview
We are a leading multi-jurisdictional developer, owner and operator of gaming-related enterprises in regional markets. We have successfully transitioned from a gaming management company to a company with operations that consist primarily of owned casino properties. The repositioning of our business plan is highlighted by the recent acquisition of Rising Star Casino Resort and the lease of Grand Lodge Casino in 2011 and the acquisition of Silver Slipper Casino and the sale of the management agreement for the FireKeepers Casino in 2012. We actively explore, individually and with partners, new gaming-related opportunities with a focus on acquiring and developing casino properties.
We currently own, lease and manage five casino properties in four distinct regions of the United States — the Gulf Coast, Midwest, Southwest and Northern Nevada.
On March 30, 2012, we entered into a Membership Interest Purchase Agreement with Silver Slipper Casino Venture LLC to acquire all of the outstanding membership interest of the entity operating Silver Slipper Casino in Bay St. Louis, Mississippi. The purchase was closed on October 1, 2012, for a price of approximately $69.3 million exclusive of cash and working capital in the amount of $6.4 million and $2.9 million, respectively. We entered into the First Lien Credit Agreement on June 29, 2012 and the Second Lien Credit Agreement on October 1, 2012, as discussed in Note 8 to the consolidated financial statements of the Company as of December 31, 2012 included in this prospectus, and we used the debt to fund the Silver Slipper Casino purchase price.
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. In August 2011, the property was renamed Rising Star Casino Resort. In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission as a management contract, to advise on the operations of Buffalo Thunder Casino and Resort in Santa Fe, New Mexico along with the Pueblo’s Cities of Gold and Sports Bar casino facilities. Our management and related agreements with Buffalo Thunder Casino and Resort became effective on September 23, 2011. As of September 1, 2011, we own the operating assets of Grand Lodge Casino, and have a lease terminating August 31, 2018 with Hyatt Equities LLC for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe.
Until August 31, 2011, we were a non-controlling 50%-investor in Gaming Entertainment (Delaware), LLC (“GED”), a joint venture with Harrington Raceway, Inc. GED had a 15-year management contract expiring in August 2011 with Harrington Casino at the Delaware State Fairgrounds in Harrington, Delaware.
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan) (“GEM”), a joint venture with RAM Entertainment, LLC, a privately-held investment company, where we were the primary beneficiary and, therefore, we consolidated GEM in our consolidated financial statements. On February 17, 2012, the Company and RAM signed a letter of intent with the FireKeepers Development Authority to propose terms of a potential sale of GEM and its management rights and responsibilities under the current management agreement and allow the FireKeepers casino to become self-managed by the FireKeepers Development Authority, in return for $97.5 million. The sale closed on March 30, 2012 and effectively terminated the existing management agreement, which was scheduled to run through August 2016. We also received a $1.2 million wind-up fee equivalent to what our management fee would have been for the month of April 2012.

Critical Accounting Estimates and Policies
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the determination of player loyalty program liability, the estimated useful lives assigned to our assets, asset impairment, bad debt expense, derivative instrument, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
Our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements. Although our financial statements necessarily make use of certain accounting estimates by management, except as discussed in the following paragraphs, we believe that no matters that are the subject of such estimates are so highly uncertain or susceptible to change as to present a significant risk of a material impact on our financial condition or operating performance.
The significant accounting estimates inherent in the preparation of our financial statements primarily include management’s evaluation of the valuation of goodwill and purchase price allocations made in connection with our acquisitions. Other accounting estimates include management’s opinion of collectability of receivables and fair value estimates related to valuation of receivables, as well as estimates related to lives of depreciable and amortizable assets and proper calculation of payroll liabilities such as paid time off, medical benefits, bonus accruals and other liabilities including slot club points and tax liabilities. Various assumptions, principally affecting the timing and other factors, underlie the determination of some of these significant estimates. The process of determining significant estimates is fact-and project-specific and takes into account factors such as historical experience and current and expected legal, regulatory and economic conditions. We regularly evaluate these estimates and assumptions, particularly in areas, if any, where changes in such estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Where recoverability of these assets or planned investments are contingent upon the successful development and management of a project, we evaluate the likelihood that the project will be completed, the prospective market dynamics and how the proposed facilities should compete in that setting in order to forecast future cash flows necessary to recover the recorded value of the assets or planned investment. We review our conclusions as warranted by changing conditions.
The majority of our casino accounts receivable consists of returned checks and markers. We review the receivables and related aging to determine a factor for estimating the allowance for our receivables.
Property and equipment are initially recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively. We evaluate our property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 360-10.
Goodwill represents the excess of the purchase price over fair value of net assets acquired in connection with Silver Slipper Casino, Rising Star Casino Resort and Stockman’s Casino. In accordance with the authoritative guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We evaluate goodwill utilizing the market approach and income approach applying the discounted cash flows in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 350, “Intangibles-Goodwill and Other.” Our review of goodwill as of September 30, 2013, and September 30, 2011, respectively, resulted in a $4.0 million and a $4.5 million goodwill impairment for Stockman’s Casino and related assets. These calculations, which are subject to change as a result of future economic uncertainty, contemplate changes for both current year and future year estimates in earnings and the impact of these changes to the fair value of Stockman’s Casino, Rising Star Casino Resort and Silver Slipper Casino, although there is always some uncertainty in key assumptions including projected future earnings growth. If our estimates of projected cash flows related to our assets are not achieved, we may be subject to future impairment charges, which could have a material adverse impact on our consolidated financial statements.
Our indefinite-lived intangible assets include trademarks and certain license rights. The fair value of which is estimated using a derivation of the income approach to valuation. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Our finite-lived intangible assets include customer relationship player loyalty programs, land leases, water rights and bank loan fee intangibles. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
We had two variable interest entities, GED and GEM. Our investment in an unconsolidated joint venture was a 50% ownership interest in GED, a joint venture with Harrington Raceway, Inc. Until August 31, 2011, GED had a management agreement with Harrington Raceway and Casino, which is located in Harrington, Delaware. GED was a variable interest entity due to the fact that we had limited our exposure to the risk of loss. Therefore, we did not consolidate but accounted for our investment using the equity method. GED was sold in 2011 so there is no exposure to loss as of the date of the latest balance sheet.
Due to our financing arrangement for the development and management of the FireKeepers project through a 50%-owned joint venture, GEM, we were exposed to the majority of risk of economic loss from the joint venture’s activities. Until March 30, 2012, the date we sold our interest in the partnership, we directed the day to day operational activities of GEM that significantly impacted GEM’s economic performance and therefore, we considered ourselves to be the primary beneficiary. Therefore, the joint venture was a variable interest entity that required consolidation in our financial statements. Due to the sale of our interest in GEM, there is no exposure to loss.
Long-term Assets Related to Tribal Casino Projects
We accounted for the advances made to tribes as in-substance structured notes at estimated fair value in accordance with the guidance contained in FASB ASC Topic 320, “Investments — Debt and Equity Securities” and Topic 820, “Fair Value Measurements and Disclosures”.
Notes Receivable
We accounted for and presented our notes receivable from and management agreements with the tribes as separate assets. Under the contractual terms, the notes did not become due and payable unless and until the projects were completed and operational. However, if our development activity was terminated prior to completion, we generally would retain the right to collect on our notes receivable in the event a casino project was completed by another developer. Because we ordinarily did not consider the stated rate of interest on the notes receivable to be commensurate with the risk inherent in these projects (prior to commencement of operations), the estimated fair value of the notes receivable was generally less than the amount advanced. At the date of each advance, the difference between the estimated fair value of the note receivable and the actual amount advanced was recorded as either an intangible asset (contract rights) or if the rights were acquired in a separate, unbundled transaction, expensed as period costs of retaining such rights.

During the third quarter of 2011, the estimated fair value of the $0.7 million face amount Nambé notes receivable was written down to zero value as we believed that the project assets were impaired and collectability was doubtful. As of September 30, 2012, the Nambé Pueblo note receivable was written off, due to the probability that the project would not be completed and collection was unlikely.
Contract Rights
Contract rights were recognized as intangible assets related to the acquisition of the management agreements and prior to our sale of GEM and the FireKeepers management agreement, were periodically evaluated for impairment based on the estimated cash flows from the management contract on an undiscounted basis and amortized using the straight-line method over the lesser of seven years or contractual lives of the agreements, typically beginning upon commencement of casino operations. In the event the carrying value of the intangible assets were to exceed the undiscounted cash flow, the difference between the estimated fair value and carrying value of the assets would be charged to operations.
The cash flow estimates for each project were developed based upon published and other information gathered pertaining to the applicable markets. The cash flow estimates were initially prepared (and were periodically updated) primarily for business planning purposes with the tribes and were secondarily used in connection with our impairment analysis of the carrying value of contract rights, land held for development, and other capitalized costs, if any, associated with our tribal casino projects. The primary assumptions used in estimating the undiscounted cash flow from the projects included the expected number of Class III gaming devices, table games, and poker tables, and the related estimated win per unit per day. Generally, within reasonably possible operating ranges, our impairment decisions were not particularly sensitive to changes in these assumptions because estimated cash flows greatly exceed the carrying value of the related intangibles and other capitalized costs.
We sold $7.5 million in contract rights with our interest in GEM, to the FireKeepers Development Authority on March 30, 2012, and the remaining $2.8 million in contract rights was expensed.
Summary of Assets Related to Tribal Casino Projects
At December 31, 2012 and 2011, assets associated with tribal casino projects are summarized as follows, with notes receivable presented at their estimated fair value (in thousands):

	2012	2011
FireKeepers Casino:
Contract rights, net	$—	$10,873
Nambé project:
Notes receivable, tribal governments	—	—
	$—	$10,873
Amortizations of contract rights were on a straight-line basis over the contractual lives of the assets. The contractual lives may have included, or were not begun until after, a development period and/or the term of the subsequent management agreement.
Derivative Instruments and Hedging Activities
Derivative Instruments — Interest Rate Swap Agreements
We adopted the accounting guidance for derivative instruments and hedging activities (ASC Topic 815, “Derivatives and Hedging”), as amended, to account for our interest rate swap, prior to the payoff of the interest rate swap on March 30, 2012. The accounting guidance required us to recognize our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument agreement depended on whether it had been designated and qualified as part of a hedging relationship and further, on the type of hedging relationship. The derivative instrument was not designated as a hedge for accounting purposes. The change in fair value was recorded in the consolidated statement of operations in the period of change. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, were recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement. Fluctuations in interest rates caused the fair value of our derivative instrument to change each reporting period. Effective March 30, 2012 the interest rate swap was terminated, and $0.5 million was paid, which reflected the fair value of the interest rate swap on that date, and we ceased to recognize the interest rate swap as a liability on the balance sheet in long-term debt.
Derivative Instruments — Interest Rate Cap Agreements
Currently, we are subject to interest rate risk under our Capital One First Lien Credit Agreement. In November 2012 in accordance with the terms of the First Lien Credit Agreement, we entered into a prepaid interest rate cap agreement with Capital One for a notional amount of $15.0 million at a LIBOR cap rate of 1.5%. We prepaid $26,500 related to the agreement, which is effective from November 2, 2012 and terminates on October 1, 2014. Any future settlements resulting from the interest rate cap will be recognized in interest expense during the period in which the change occurs.
Recently Issued Accounting Pronouncements
Authoritative standards issued after January 1, 2013 have been reviewed by the Company’s management. As a result, we determined that the new standards currently are not likely to have any significant impact on our future financial statements.
Results of Operations
A significant portion of our operating income in 2012 and prior years was generated from our management agreements, including agreements with the FireKeepers Casino in Michigan, Buffalo Thunder Casino and Resort in New Mexico and, during 2011, the Harrington Casino in Delaware. The FireKeepers management agreement ended March 30, 2012, with the sale of our interest in GEM. The Buffalo Thunder Casino and Resort management agreement is in effect through September 2014. We have owned Stockman’s Casino since 2007. Consistent with our long-term strategy, we have acquired gaming properties and have transitioned from primarily a management company to primarily an owner/operator of regional casino operations. With the acquisition of Rising Star Casino Resort in 2011 and Silver Slipper Casino in 2012, and the leasing of Grand Lodge Casino in 2011, our results of continuing operations have been significantly impacted and our revenues are currently primarily derived from owned operations.
For purposes of our discussion, references to (i) Midwest segment refers to Rising Star Casino Resort, (ii) Gulf Coast segment refers to Silver Slipper Casino and (iii) Northern Nevada segment refers to Grand Lodge Casino and Stockman’s Casino.
Nine Months Ended September 30, 2013, Compared to Nine Months Ended September 30, 2012
Revenue
For the nine months ended September 30, 2013, total revenues increased $22.0 million (24%) as compared to 2012, principally related to $40.0 million in revenue at Silver Slipper Casino, purchased on October 1, 2012, offset by a $12.7 million (19%) decrease in our Midwest segment revenues and a $5.5 million (83%) decrease in our development/management segment revenues as a result of the sale of our interest in GEM and the FireKeepers management agreement on March 30, 2012.
The $12.7 million decrease in our Midwest segment revenues was the result of lower casino revenues, which decreased $12.4 million (20%), which includes the impact of a casino in Cincinnati, Ohio, which opened in March 2013, as well as two casinos which opened in Columbus, Ohio during 2012 as well as continued economic weakness.
Operating Costs and Expenses
For the nine months ended September 30, 2013, total operating costs and expenses increased $23.6 million (29%), as compared to 2012, chiefly as a result of the purchase of Silver Slipper Casino operations with $36.3 million in operating costs, offset by a $10.9 million (18%) decrease in our Midwest segment costs and a $0.8 million (93%) decrease in our development/management segment operating costs. Operating costs also decreased $0.6 million (12%) in our corporate segment due to a $0.3 million (7%) decrease in selling, general and administrative expenses as explained below.
The $10.9 million decrease in our Midwest segment operating expenses was largely due to $7.8 million (21%) lower casino expenses, $1.7 million (11%) lower selling, general and administrative expenses (as explained below), $1.2 million (35%) lower depreciation expense and $0.3 million (11%) lower food and beverage expenses. Rising Star Casino Resort’s casino expenses decreased $7.8 million over the prior year period, largely due to a $5.4 million (28%) decrease in gaming taxes, a $1.3 million (15%) decrease in complimentary expense and a $0.6 million (9%) decrease in casino payroll and related expenses. The lower gaming taxes were partially attributable to new Indiana gaming tax legislation, which allows a portion of the free play to be tax-free resulting in a savings of $0.8 million for the nine months ended September 30, 2013. Gaming taxes were also lower for the nine months ended September 30, 2013 due to lower taxable gaming revenues. Rising Star Casino Resort’s depreciation expenses decreased $1.2 million over the prior year period, as a result of fixed assets that became fully depreciated. Rising Star Casino Resort’s food and beverage expenses decreased $0.3 million over the prior year period due to the decline in business which lowered food and beverage cost of sales. The $0.8 million decrease in our development/management segment operating costs was predominantly attributable to the sale of our interest in GEM and the FireKeepers management agreement on March 30, 2012.
Project Development and Acquisition Costs
For the nine months ended September 30, 2013, project development costs decreased $0.3 million (84%), as compared to 2012, mainly as a result of Silver Slipper Casino acquisition costs incurred in the prior year period. Project development and acquisition costs are allocated to our development/management operations segment.
Selling, General and Administrative Expense
For the nine months ended September 30, 2013, selling, general and administrative expenses increased $11.4 million (47%) as compared to 2012. Selling, general and administrative expenses were $13.7 million for the nine months ended September 30, 2013 at Silver Slipper Casino, which was acquired October 1, 2012, offset by a $1.7 million (11%) decrease in our Midwest segment expenses and also a $0.3 million (7%) decrease in our Corporate segment expenses due to lower payroll and other employee related expenses.
The $1.7 million decrease in our Midwest segment’s selling, general and administrative expenses was due to Rising Star Casino Resort’s cost control initiatives which resulted in $0.9 million (14%) lower payroll and other employee related expenses, $0.3 million lower maintenance expenses related to dredging and a $0.4 million (35%) decline in advertising expenses.
Operating Gains (Losses)
For the nine months ended September 30, 2013, we incurred an impairment loss of $4.0 million related to Stockman’s Casino goodwill as discussed in Note 5 to the consolidated financial statements of the Company as of September 30, 2013. This contrasts with a $41.2 million gain on sale of the joint venture, related to the sale of our interest in GEM in the prior year period.
Other (Expense) Income
For the nine months ended September 30, 2013 we incurred a $4.8 million increase in interest expense related to the First and Second Lien Credit Agreements with Capital One and ABC Funding, LLC, respectively, whose proceeds were used to purchase Silver Slipper Casino. In the nine months ended September 30, 2012, we incurred a $1.7 million loss on extinguishment of debt related to the write-off of the Wells Fargo loan costs. These other (expense) income items are allocated to our corporate operations segment.

Income Taxes
The estimated effective tax rate for the nine months ended September 30, 2013 is approximately 5% compared to 38% for the same period in 2012. The lower tax rate in the current year is primarily a function of pre-tax book loss of $1.7 million compared to pre-tax book income of $48.3 million for the nine months ended September 30, 2013 and September 30, 2012, respectively, and its impact on permanent items, including the non-deductibility of gaming taxes in calculating state tax, and the deductibility of restricted stock partially as a result of permanent differences related to the deductibility of executive compensation. State tax expense is typically high as a result of the non-deductibility of gaming taxes in certain states. The tax deduction for restricted stock, which vested in June 2013, was lower than the cumulative expense recognized on the income statement over the three year vesting period. There is no valuation allowance on the current deferred tax asset of $2.1 million and the long-term deferred tax asset of $1.0 million as of September 30, 2013, as we believe the deferred tax assets are fully realizable.
Noncontrolling Interest
For the nine months ended September 30, 2012, we recorded net income attributable to non-controlling interest in consolidated joint venture of $2.2 million as a result of our interest in GEM. Our interest in GEM was sold on March 30, 2012.
Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Revenues
For the twelve months ended December 31, 2012, total revenues increased $23.3 million (22%) as compared to 2011, primarily due to a $17.3 million (25%) and $10.0 million (81%) increase in our Midwest and Northern Nevada segments’ revenues, respectively, and $12.9 million of revenues in our Gulf Coast segment, offset by a $16.9 million decrease (70%) in our development/management segment revenues. The $17.3 million increase in revenues in our Midwest segment was largely due to the acquisition of Rising Star Casino Resort on April 1, 2011. The $10.0 million increase in revenues in our casino operations Northern Nevada segment is related to the commencement of our Grand Lodge Casino lease, effective September 1, 2011. Our Gulf Coast segment includes the operations of Silver Slipper Casino, which was purchased October 1, 2012.
The $16.9 million decrease in our development/management segment revenues was predominantly attributable to the $18.0 million (77%) decrease in FireKeepers management fees, offset by a $0.8 million (87%) increase in Buffalo Thunder Casino and Resort management fees. FireKeepers’ management fees were lower due to the sale of our interest in GEM and the FireKeepers management agreement which closed March 30, 2012. Our management agreement with Pueblo of Pojoaque to manage the Buffalo Thunder Casino and Resort and the Cities of Gold and Sports Bar casino facilities, both located in Santa Fe, New Mexico, became effective September 2011 and will end in September 2014.
Operating Costs and Expenses
For the twelve months ended December 31, 2012, total operating costs and expenses increased $35.6 million (42%), as compared to 2011, primarily due to a $15.8 million (24%) and $7.2 million (64%) increase in our casino operations Midwest and Nevada segments’ operating costs, respectively, a $1.6 million (31%) increase in our corporate segment operating costs, as well as $12.2 million in our Gulf Coast segment operating costs, offset by an $1.2 million decrease (35%) in our development/management segment operating costs.
The $15.8, $7.2 and $12.2 million increases in our casino operations Midwest, Northern Nevada and Gulf Coast segments’ operating expenses, respectively, were largely due to the 2012 full-year operation of Rising Star Casino Resort and Grand Lodge Casino (both of which were acquired in 2011) and the 2012 acquisition of Silver Slipper Casino. The $1.6 million increase in our corporate segment operating costs was due to a $1.6 million (33%) increase in selling, general and administrative expenses, as explained below. The $1.2 million decrease in our development/management segment’s operating costs was attributable to the sale of our interest in GEM and the FireKeepers management agreement which closed March 30, 2012.

Project Development and Acquisition Cost
For the twelve months ended December 31, 2012, project development costs increased $1.1 million (135%), as compared to 2011, primarily due to $1.6 million of the Silver Slipper Casino acquisition costs, offset by $0.5 million of acquisition costs for Rising Star Casino Resort and Grand Lodge Casino in the prior year. Project development and acquisition costs are allocated to our development/management operations segment.
Selling, General and Administrative Expense
For the twelve months ended December 31, 2012, selling, general and administrative expenses increased $11.6 million (46%) as compared to 2011, primarily due to a $3.0 million (18%) increase in our casino operations Midwest segment and a $2.8 million (78%) increase in our casino operations Nevada segment expenses, as well as $4.7 million of selling, general and administrative expenses for our Gulf Coast segment. These increases were due to the full-year operation of Rising Star Casino Resort and Grand Lodge Casino (both of which were acquired in 2011) and the 2012 acquisition of Silver Slipper Casino. We also had a $1.6 million (33%) increase in our corporate operations segment selling, general and administrative expenses, offset by a $0.5 million (78%) decrease in our development/management segment expenses. For the twelve months ended December 31, 2012, Rising Star Casino Resort’s and Grand Lodge Casino’s selling, general and administrative expenses increased $3.0 million (18%) and $2.9 million (175%), respectively, over those incurred in 2011. Both properties were acquired in 2011.
Selling, general and administrative expenses increased at the corporate level by $1.6 million, mostly related to a $1.4 million increase in payroll and related costs, comprised principally of a $0.5 million increase in stock compensation expense as a result of the issuance of 660,000 shares of restricted stock in June 2011. Stock compensation expense was $1.2 million in 2012 and $0.7 million in 2011. Selling, general and administrative expenses also increased at the corporate level related to $0.3 million of severance pay, and a $0.4 million increase, related primarily to the sale of our interest in GEM. Selling, general and administrative expenses also increased at the corporate level due to a $0.2 million increase in Delaware franchise taxes related to an increase in the number of common shares authorized.
Operating Gains (Losses)
For the twelve months ended December 31, 2012, operating gains increased by $42.8 million as compared to 2011 consisting primarily of the gain on sale of the joint venture of $41.2 million, related to the sale of our interest in GEM. In the prior year, we incurred a $4.9 million impairment loss, related to a $4.5 million goodwill impairment in the Nevada segment and $0.4 million Nambé Pueblo note receivable impairment, offset by $3.3 million equity in the net income of GED, an unconsolidated joint venture relating to GED. The GED management contract was terminated in August 2011.
Other Income (Expense)
For the twelve months ended December 31, 2012, other expense increased by $1.1 million (33%) as compared to 2011 primarily due to a $1.7 million loss on extinguishment of debt related to the write-off of the Wells Fargo loan costs. The debt was paid off with the proceeds of the GEM sale, offset by a $0.1 million (4%) decrease in interest expense. In addition, in the prior year, we incurred a $0.5 million loss on a derivative instrument related to long term debt which was funded March 31, 2011, when we borrowed $33.0 million on the term loan to fund our acquisition of Rising Star Casino Resort. These other income (expense) items are allocated to our corporate operations segment.
Income Taxes
For the twelve months ended December 31, 2012, the estimated effective annual income tax rate applied for the current year is approximately 35%, compared to 58% for the same period in 2011. The lower tax rate in the current year was primarily due to the $41.2 million gain on sale of joint venture, related to the sale of our interest in GEM, which is only subject to federal tax. There is no allowance on the current deferred tax asset of $2.1 million and the long-term deferred tax asset of $1.0 million as of December 31, 2012, and we believe the deferred tax assets are fully realizable.

Noncontrolling Interest
For the twelve months ended December 31, 2012, the net income attributable to non-controlling interest in consolidated joint venture decreased by $8.1 million (79%) as compared to 2011, as the current year non-controlling interest only represents the first quarter’s 50% interest in GEM. Our interest in GEM was sold on March 30, 2012.
Liquidity and Capital Resources
Economic Conditions and Related Risks and Uncertainties
The United States has experienced a widespread and severe economic slowdown accompanied by, among other things, weakness in consumer spending including gaming activity and reduced credit and capital financing availability, all of which have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in Indiana, the Gulf Coast, Northern Nevada and New Mexico. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.
Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, and Stockman’s Casino operations, along with the Buffalo Thunder Casino and Resort management agreement, are currently our primary sources of recurring income and significant positive cash flow. There can be no assurance that the Pueblo of Pojoaque management agreement ending in September 2014, or the Grand Lodge lease ending in August 2018 will be extended beyond their current terms.
On a consolidated basis, cash provided by operations for the first nine months of 2013 was $11.0 million. Cash of $3.6 million was used in investing activities, largely due to the purchase of $3.3 million in property and equipment at our various properties, including $0.4 million for Silver Slipper Casino Hotel pre-construction costs. Cash of $2.7 million was used in financing activities to repay $2.5 million in debt and pay $0.2 million in loan fees connected with Silver Slipper Casino Hotel financing.
On a consolidated basis, cash provided by operations during the twelve months ended December 31, 2012 decreased $31.3 million over the same prior year period, partially attributable to approximately $14.4 million in taxes paid related to the gain on sale of our interest in GEM. The decrease in cash provided by operations was also attributable to a $15.7 million decrease in net income, exclusive of the $41.2 million gain on sale of our interest in GEM in the current year, primarily due to the sale of our interest in FireKeepers, offset by Rising Star Casino Resort and Grand Lodge Casino operations. Cash provided by investing activities increased $68.0 million from the prior year period primarily due to the $49.7 million of proceeds from the sale of our interest in GEM and the $19.5 million of deposits and other costs of the Rising Star Casino Resort acquisition in the prior year. Cash used in financing activities increased $32.2 million from the prior year mostly due to the $28.2 million repayment of long term debt and the interest rate swap liability and the payment of $3.6 million in loan fees, offset by a reduction in distributions to non-controlling interest in consolidated joint venture.
As of September 30, 2013, we had approximately $25.4 million in cash and equivalents. Management estimates that approximately $14.0 million of cash is required for day to day operations. We elected, at our discretion, to prepay on November 1, 2013 the sum of $2.5 million in principal payments due January 1, 2014 and April 1, 2014 under our First Lien Credit Agreement. We also elected in December 2013, at our discretion, to prepay principal payments due July 1, 2014 through July 1, 2015 totaling $6.3 million under our First Lien Credit Agreement.
Projects
Our future cash requirements also include funding approximately $7.3 million in remaining construction costs, net of $0.4 million of pre-construction costs funded for the nine months ended September 30, 2013, for a six-story, 142-room hotel at our Silver Slipper Casino property (the “Silver Slipper Casino Hotel”) being built between the south side of the casino and the waterfront, with rooms facing views of the bay. On August 26, 2013, we entered into an agreement with WHD Silver Slipper Casino, LLC related to construction of the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel, which is expected to be completed in the fourth quarter of 2014. We intend to finance $10.0 million of the construction cost with the proceeds of the August 2013 amendment to increase the term loan under our First Lien Credit Agreement, which remains undrawn and available, with the remaining $7.7 million of the construction cost to be funded from available cash.
We believe the Silver Slipper Casino Hotel is a much-needed amenity which will allow guests to extend their visits and enjoy more of what Silver Slipper Casino has to offer and favorably impact customer loyalty and revenues.
In October 2011, Rising Sun/Ohio County First, Inc., an Indiana non-profit corporation, and Rising Sun Regional Foundation, Inc. teamed up to develop a new 104-room hotel on land adjacent to our Rising Star Casino Resort (the “Rising Star Hotel”). Construction commenced in December 2012 and the Rising Star Hotel opened November 15, 2013. We believe that the added hotel room inventory in proximity to our casino facility will favorably impact revenues and visitor counts.
On August 16, 2013, we entered into a 10-year lease agreement (the “Rising Star Hotel Agreement”) which commenced on November 15, 2013 provides us with full management control and option to own the Rising Star Hotel at the end of the lease term. We have recorded the capital lease and hotel assets on our financial statements. On November 15, 2013, we began operating the Rising Star Hotel. The Rising Star Hotel Agreement provides that we will be the lessee of the Rising Star Hotel and assume all responsibilities, revenues, expenses, profits and losses related to the Rising Star Hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, the date the Rising Star Hotel first opened to the public (subject to certain early termination rights of the parties under the Rising Star Hotel Agreement) with the landlord having a right to sell the Rising Star Hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the Rising Star Hotel at a pre-set price. Beginning on January 1, 2014, we will pay a fixed monthly rent payment of approximately $0.1 million during the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period.
Subject to the effects of the economic uncertainties discussed above, we believe that adequate financial resources will be available to execute our current growth plan from a combination of operating cash flows and external debt and equity financing. However, continued downward pressure on cash flow from operations due to, among other reasons, the adverse effects on gaming activity of the current economic environment, increased competition and a generally tight credit environment, increases the uncertainty with respect to our development and growth plans.
Other Projects
Additional projects are considered based on their forecasted profitability, development period, regulatory and political environment and the ability to secure the funding necessary to complete the development or acquisition, among other considerations. No assurance can be given that any additional projects will be pursued or completed or that any completed projects will be successful.
We believe that there are significant opportunities to grow our operations in existing and new regional casino markets throughout the United States. We evaluate projects on a number of factors, including forecasted profitability, development period, regulatory and political environment and our ability to secure the funding necessary to complete the development. We believe that our expertise as a multi-jurisdictional casino operator and our experience with the development of the FireKeepers Casino position us well to expand our operations with new project openings. We, together with Keeneland Association, Inc., are currently pursuing potential gaming opportunities in Kentucky, including the installation of instant racing machines at racetrack properties.

Banking Relationships
On October 29, 2010, we, as borrower, entered into a credit agreement with the financial institutions listed therein and Wells Fargo Bank, National Association (the “Wells Fargo Credit Agreement”). On December 17, 2010, we entered into a Commitment Increase of the Wells Fargo Credit Agreement and a related Assignment Agreement increasing the loan commitment from $36.0 million to $38.0 million, consisting of a $33.0 million term loan and a revolving line of credit of $5.0 million.
The initial funding date of the Wells Fargo Credit Agreement occurred on March 31, 2011, when we borrowed $33.0 million on the term loan which was used to fund our acquisition of Rising Star Casino Resort. The purchase occurred on April 1, 2011. The Wells Fargo Credit Agreement was secured by substantially all of our assets. Using proceeds from the sale of our interest in GEM and the FireKeepers management agreement, we paid off the remaining $25.3 million debt related to the Wells Fargo Credit Agreement and extinguished the facility on March 30, 2012, which consisted of $24.8 million of our existing long term debt and $0.5 million due on the interest rate swap agreement related to the Wells Fargo Credit Agreement.
On October 1, 2012, we closed on the acquisition of all of the equity membership interests in Silver Slipper Casino Venture LLC dba Silver Slipper Casino located in Bay St. Louis, Mississippi. The purchase price of approximately $69.3 million, exclusive of cash and working capital in the amount $6.4 million and $2.9 million, respectively, was funded by our First Lien Credit Agreement with Capital One Bank, N.A. and our Second Lien Credit Agreement with ABC Funding, LLC. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available. The First and Second Lien Credit Agreements are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligations under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit agreement.
We have elected to pay interest on the First Lien Credit Agreement based on a LIBOR rate as set forth in the agreement. LIBOR rate means a rate per annum equal to the quotient (rounded upward if necessary to the nearest 1/16 of one percent) of (a) the greater of (1) 1.00% and (2) the rate per annum referenced to as the BBA (British Bankers Association) LIBOR divided by (b) one minus the reserve requirement set forth in the First Lien Credit Agreement for such loan in effect from time to time. We pay interest on the Second Lien Credit Agreement at the rate of 13.25% per annum.
The First and Second Lien Credit Agreements contain customary negative covenants, including, but not limited to, restrictions on our and our subsidiaries’ ability to: incur indebtedness; grant liens; pay dividends and make other restricted payments; make investments; make fundamental changes; dispose of assets; and change the nature of our business. The First and Second Lien Credit Agreements require that we maintain specified financial covenants, including a total leverage ratio, a first lien leverage ratio, a fixed charge coverage ratio and a capital expenditures ratio each as set forth in the agreements. We measure compliance with our covenants on a quarterly basis, and we were in compliance as of September 30, 2013; however, there can be no assurances that we will remain in compliance with all covenants in the future, particularly in light of the current difficult economic conditions and related uncertainties. The First and Second Lien Credit Agreements also include customary events of default, including, among other things: non-payment; breach of covenant; breach of representation or warranty; cross-default under certain other indebtedness or guarantees; commencement of insolvency proceedings; inability to pay debts; entry of certain material judgments against us or our subsidiaries; occurrence of certain ERISA events; re-purchase of our own stock and certain changes of control.
On August 26, 2013, we entered into a First Amendment to the First Lien Credit Agreement, (“First Lien Amendment”) and an Amendment No. 1 to the Second Lien Credit Agreement, (“Second Lien Amendment”) which amended certain provisions of the First and Second Lien Credit Agreements. The First Lien Amendment modifications include a $10.0 million increase to the term loan portion of the First Lien Credit Agreement to $56.3 million, a 1% lower interest rate and an extended maturity date to June 29, 2016. Also, certain financial ratio covenants were revised under the First and Second Lien Credit Agreements to accommodate the additional extension of credit under the First Lien Credit Agreement and our lease/purchase agreement related to the Rising Star Hotel, as discussed in Note 10 to the consolidated financial statements, as reflected in our Form 10-Q for the period ended September 30, 2013. The

$10.0 million increase to the term loan under our First Lien Credit Agreement remains undrawn and available and will be used to fund a portion of the approximately $17.7 million construction of the six-story, 142-room Silver Slipper Casino Hotel. The remaining $7.7 million of the construction cost will be funded from available cash. As of September 30, 2013, we had funded $0.4 million in pre-construction costs for the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel, which is expected to be completed in the fourth quarter of 2014.
Off-balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Business
Background
We and our subsidiaries, develop, manage, operate, and/or invest in gaming-related enterprises. We continue to actively investigate, individually and with partners, new business opportunities and our long-term strategy is to continue deriving revenues primarily from owned operations, as well as management fees. In furtherance of that strategy we made significant acquisitions of Rising Star Casino Resort in 2011 and Silver Slipper Casino in 2012. With the sale of the management agreement for the FireKeepers Casino in Michigan also in 2012, we have transitioned the primary source of our revenues to owned entities.
We currently own, lease and manage five properties in four distinct regions of the United States — the Gulf Coast, Midwest, Southwest and Northern Nevada. We own Rising Star Casino Resort located in Rising Sun, Indiana, Silver Slipper Casino located in Bay St. Louis, Mississippi and Stockman’s Casino located in Fallon, Nevada. We lease one property, the Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino located in Incline Village, Nevada on the North Shore of Lake Tahoe. We manage the Buffalo Thunder Casino and Resort and the Cities of Gold and Sports Bar casino facilities, both located in Santa Fe, New Mexico, for the Pueblo of Pojoaque pursuant to an agreement with a three year term expiring in May 2014.
Previously we managed, through a 50% joint venture, FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi pursuant to a seven-year management agreement that terminated on March 30, 2012.
Properties Currently Operating
Gulf Coast Casino Operations
Silver Slipper Casino
Silver Slipper Casino is on the far west end of the Mississippi Gulf Coast (22 miles west of Gulfport, 34 miles west of Biloxi) in Bay St. Louis, Mississippi and is approximately one hour (56 miles) from New Orleans, Louisiana. The property has over 37,000 square feet of gaming space containing approximately 1,000 slot and video poker machines, 31 table games and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
We acquired all of the outstanding membership interests in Silver Slipper Casino Venture LLC, the owner of Silver Slipper Casino, on October 1, 2012, for $69.3 million, exclusive of net working capital balances, fees and expenses.
In November 2004, Silver Slipper Casino entered into a lease agreement with Cure Land Company, LLC for approximately 38 acres of land (“Land Lease”), which includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel, on which Silver Slipper Casino was subsequently built. In December 2010, Silver Slipper Casino entered into a lease agreement with Cure Land Company, LLC for approximately five acres of land occupied by Silver Slipper Casino gaming office and warehouse space. On January 31, 2012, Silver Slipper Casino entered into a lease agreement with Chelsea Company, LLC for a small parcel of land with a building which may be occupied by a future proposed Silver Slipper Casino welcome center. On January 11, 2013, Silver Slipper Casino terminated a previous restaurant lease agreement with Diamondhead Country Club & Property Owners Association (“DCCPOA”) and entered into a contract to purchase services to be provided by DCCPOA related to its golf and country club.
The Land Lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four-acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the lease for $2.0 million. On February 26, 2013, Silver Slipper Casino entered into a third amendment to the Land Lease which amended the term and Purchase Option provisions of the Land Lease. The term of the Land

Lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper Casino operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of or ownership in Silver Slipper Casino, then the purchase price will increase to $17.0 million.
On August 26, 2013, we entered into an agreement with WHD Silver Slipper Casino, LLC related to construction of the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel and expect construction to be completed in the fourth quarter of 2014. Upon completion, the hotel will have 142-rooms in a six-story tower overlooking the waterfront. We believe that the Silver Slipper Casino Hotel is a much-needed amenity and will favorably impact customer loyalty by allowing guests to extend their visits at Silver Slipper Casino.
Midwest Casino Operations
Rising Star Casino Resort
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. We renamed the property Rising Star Casino Resort in August 2011. The property has 40,000 square feet of casino space and includes over 1,200 slot and video poker machines, 34 table games, 190 hotel rooms, five dining outlets and an 18-hole Scottish links golf course.
In October 2011, Rising Sun/Ohio County First, Inc. (“RSOCF”) and Rising Sun Regional Foundation, Inc. teamed up to develop a new 104-room hotel on land adjacent to our Rising Star Casino Resort (the “Rising Star Hotel”). On June 13, 2012, the City of Rising Sun Advisory Plan Commission provided a favorable recommendation to the City Council of Rising Sun, Indiana, regarding a revised amendment to the plan of development, which was adopted by the City Council on July 5, 2012. On August 13, 2012, the Advisory Plan Commission approved the detailed plan of development. The parties entered into a real estate sale agreement dated May 2, 2012, for RSOCF to purchase approximately 3.0 acres of land on which the hotel was developed. Construction commenced in December of 2012, and the Rising Star Hotel opened on November 15, 2013. The opening of the Rising Star Hotel brought total room capacity to 294 rooms. We believe that the added hotel room inventory in proximity to our casino facility will favorably impact revenues and visitor counts.
On August 16, 2013, we entered into a lease agreement on related to the Rising Star Hotel (the “Rising Star Hotel Agreement”) and will record the capital lease and hotel assets on our financial statements. On November 15, 2013, we began operating the Rising Star Hotel. The Rising Star Hotel Agreement provides that we will be the lessee of the Rising Star Hotel and assume all responsibilities, revenues, expenses, profits and losses related to the Rising Star Hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, the date the Rising Star Hotel first opened to the public (subject to certain early termination rights of the parties under the Rising Star Hotel Agreement) with the landlord having a right to sell the Rising Star Hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the Rising Star Hotel at a pre-set price. Beginning on January 1, 2014, we will pay a fixed monthly rent payment of approximately $0.1 million during the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period.

Northern Nevada Casino Operations
Grand Lodge Casino
On September 1, 2011, we purchased the operating assets of Grand Lodge Casino and entered into a lease with Hyatt Equities LLC for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The initial term of the lease expires on August 31, 2018. The lease has an option, subject to mutual agreement, to renew for an additional 5-year term. The Grand Lodge Casino has 18,900 square feet of casino space integrated with the Hyatt Regency Lake Tahoe Resort, Spa and Casino, featuring approximately 260 slot machines, 16 table games and a poker room.
Stockman’s Casino
We acquired Stockman’s Casino in Fallon, Nevada on January 31, 2007. Stockman’s Casino has approximately 8,400 square feet of gaming space with approximately 263 slot machines, four table games and keno. The facility has a bar, a fine dining restaurant and a coffee shop.
Development / Management Operations
Buffalo Thunder Casino and Resort
In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission as a management contract, to advise on the operations of Buffalo Thunder Casino and Resort in Santa Fe, New Mexico along with the Pueblo’s Cities of Gold and Sports Bar casino facilities. We receive a base consulting fee of $0.1 million per month plus quarterly success fees based on achieving certain financial targets and incur only minimal incremental operating costs related to the contract. Our management and related agreements with Buffalo Thunder Casino and Resort became effective on September 23, 2011. Our management agreement covers approximately 1,200 slot machines, 18 tables games (including poker) and a simulcast area.
Additional projects are considered based on their forecasted profitability, development period, regulatory and political environment and the ability to secure the funding necessary to complete the development, among other considerations. We continue to actively investigate, individually and with partners, new business opportunities. We believe we will have sufficient cash and financing available to fund acquisitions and development opportunities in the future.
Prior Projects
FireKeepers Casino
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC (“GEM”), a joint venture with RAM Entertainment, LLC, a privately-held investment company. GEM had the exclusive right to provide casino management services at the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi (the “Michigan Tribe”) for seven years commencing August 5, 2009. On December 2, 2010, the FireKeepers Development Authority, a tribal entity formed by the Michigan Tribe, entered into a hotel consulting services agreement with GEM, as the consultant, related to the FireKeepers Casino phase II development project, which included development of a hotel, multi-purpose/ballroom facility, surface parking and related ancillary support spaces and improvements. GEM was to perform hotel consulting services for a fixed fee of $12,500 per month, continuing through to the opening of the project, provided the total fee for services did not exceed, in the aggregate, $0.2 million. On May 22, 2012, we signed an amendment to the hotel consulting services agreement extending the terms of the agreement through November 2012.
On March 30, 2012, the joint venture managing the FireKeepers Casino sold the equity of the joint venture and the management agreement to the FireKeepers Development Authority for $97.5 million. In addition to the $97.5 million sale price, the FireKeepers Development Authority paid RAM Entertainment, LLC and us $1.2 million each, equal to the management fee that would have been earned under the management agreement for April 2012 less a $0.2 million wind-up fee and $0.1 million holdback receivable.

The $0.1 million holdback receivable was received in May 2012, less expenses related to the sale deducted by the FireKeepers Development Authority. Our gain on the sale of joint venture, related to the sale of our interest in GEM, was $41.2 million and allocated as follows (in millions):

Gross proceeds, before $0.3 million wind-up fee and holdback receivable	$48.8
Plus: April 2012 wind-up fee received, net of $0.03 million wind-up fee and holdback receivable	0.9
49.7
Less: Net basis of contract rights expensed	(2.8)
Less: Our interest in joint venture	(5.7)
Gain on sale of joint venture	$41.2
Harrington Raceway and Casino, Delaware
We were a 50%-investor in Gaming Entertainment (Delaware), LLC (“GED”), an unconsolidated joint venture with Harrington Raceway, Inc., which had a management contract with Harrington Casino. Harrington Casino, a division of Harrington Raceway, Inc., operated video lottery terminals under the supervision of the Delaware State Lottery Office, and commenced operations on August 20, 1996. GED’s management contract terminated on August 31, 2011. GED provided over $11.0 million in financing and managed the development of the project. GED’s fee was based primarily on a percentage of revenues and operating profits of Harrington Casino, which was subject to an annual limitation.
Nambé Pueblo, New Mexico
We had a note receivable related to advances made to, or on behalf of, Nambé Pueblo to fund tribal operations and development expenses related to a potential casino project. Repayment of this note was conditioned upon the development of the project, and ultimately, the successful operation of the casino. Subject to such conditions, our agreements with the Nambé Pueblo tribe provided for the reimbursement of these advances plus applicable interest, if any, either from the proceeds of any outside financing of the development and the actual operation itself. Management fully reserved the value of the note receivable from the Nambé Pueblo to $0.0 million and recognized the impairment of the note receivable during the third quarter of 2011. As of September 30, 2012, the Nambé Pueblo note receivable was written off, due to the probability that the project will not be completed and collection is unlikely.
Government Regulation
The ownership, management, and operation of gaming facilities are subject to many federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances are different in each jurisdiction, but primarily deal with the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations.
We may not own, manage or operate a gaming facility unless we obtain proper licenses, permits and approvals. Applications for a license, permit or approval may be denied for reasonable cause. Most regulatory authorities license, investigate, and determine the suitability of any person who has a material relationship with us. Persons having material relationships include officers, directors, employees, and certain security holders.
Once obtained, licenses, permits, and approvals must be renewed from time to time and generally are not transferable. Regulatory authorities may at any time revoke, suspend, condition, limit, or restrict a license for reasonable cause. License holders may be fined and in some jurisdictions and under certain circumstances gaming operation revenues can be forfeited. We may be unable to obtain any licenses, permits, or approvals, or if obtained, they may not be renewed or may be revoked in the future. In addition, a rejection or termination of a license, permit, or approval in one jurisdiction may have a negative effect in other jurisdictions. Some jurisdictions require gaming operators licensed in that state to receive their permission before conducting gaming in other jurisdictions.

The political and regulatory environment for gaming is dynamic and rapidly changing. The laws, regulations, and procedures dealing with gaming are subject to the interpretation of the regulatory authorities and may be amended. Any changes in such laws, regulations, or their interpretations could have a negative effect on our operations and future development of gaming opportunities. Certain specific provisions applicable to us are described below.
Nevada Regulatory Matters
In order to acquire and own Stockman’s Casino, the Grand Lodge Casino or any other gaming operation in Nevada, we are subject to the Nevada Gaming Control Act and to the licensing and regulatory control of the Nevada State Gaming Control Board, the Nevada Gaming Commission, and various local, city and county regulatory agencies.
The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy which are concerned with, among other things:
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  the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
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  establishment and application of responsible accounting practices and procedures;
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  maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues;
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  recordkeeping and reporting to the Nevada gaming authorities;
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  fair operation of games; and
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  the raising of revenues through taxation and licensing fees.
In May 2006, we applied for registration with the Nevada Gaming Commission as a publicly traded corporation, which was granted on January 25, 2007. The registration is not transferable and requires periodic payment of fees. The Nevada gaming authorities may limit, condition, suspend or revoke a license, registration, approval or finding of suitability for any cause deemed reasonable by the licensing agency. If a Nevada gaming authority determines that we violated gaming laws, then the approvals and licenses we hold could be limited, conditioned, suspended or revoked, and we, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the Nevada Gaming Commission. Each type of gaming device, slot game, slot game operating system, table game or associated equipment manufactured, distributed, leased, licensed or sold in Nevada must first be approved by the Nevada State Gaming Control Board and, in some cases, the Nevada Gaming Commission. We must regularly submit detailed financial and operating reports to the Nevada State Gaming Control Board. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Nevada Gaming Commission.
Certain of our officers, directors and key employees are required to be, and have been, found suitable by the Nevada Gaming Commission and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for suitability may be denied for any cause deemed reasonable by the Nevada Gaming Commission. Changes in specified key positions must be reported to the Nevada Gaming Commission. In addition to its authority to deny an application for a license, the Nevada Gaming Commission has jurisdiction to disapprove a change in position by an officer, director or key employee. The Nevada Gaming Commission has the power to require licensed gaming companies to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.
The Nevada Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada State Gaming Control Board in connection with the investigation. Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Nevada Gaming Commission; any person who becomes a beneficial owner of 10% or more of our voting securities is required to apply for a finding of suitability. Under certain circumstances, an “institutional investor,” as such term is defined in the regulations of the Nevada Gaming Commission, which acquires more than 10% but not more than 25% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. The Nevada Gaming Commission has amended its regulations pertaining to institutional investors to temporarily allow an institutional investor to beneficially own more than 15%, but not more than 19%, if the ownership percentage results from a stock repurchase program. These institutional investors may not acquire any additional shares and must reduce their holdings within one year from constructive notice of exceeding 15%, or must file a suitability application. An institutional investor will be deemed to hold voting securities for investment purposes only if the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission may be found unsuitable based solely on such failure or refusal. The same restrictions apply to a record owner if the record owner, when requested, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a gross misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:
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  pay that person any dividend or interest upon our voting securities;
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  allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; or
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  give remuneration in any form to that person.
If a security holder is found unsuitable, then we may be found unsuitable if we fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value.
The Nevada Gaming Commission may also, in its discretion, require any other holders of our debt or equity securities to file applications, be investigated and be found suitable to own the debt or equity securities. The applicant security holder is required to pay all costs of such investigation. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Gaming Commission, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Gaming Commission, we:
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  pay to the unsuitable person any dividends, interest or any distribution whatsoever;
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  recognize any voting right by such unsuitable person in connection with such securities;
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  pay the unsuitable person remuneration in any form; or
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  make any payment to the unsuitable person by way of principal, redemption, conversion; exchange, liquidation or similar transaction.
We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Commission at any time, and to file with the Nevada Gaming Commission, at least annually, a list of our stockholders. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission.
As a licensee or registrant, we may not make certain public offerings of our securities without the prior approval of the Nevada Gaming Commission. Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada State Gaming Control Board and approval by the Nevada Gaming Commission.

The Nevada legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:
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  assure the financial stability of corporate gaming licensees and their affiliates;
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  preserve the beneficial aspects of conducting business in the corporate form; and
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  promote a neutral environment for the orderly governance of corporate affairs.
Because we are a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.
Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with those persons, collectively, “licensees,” and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $0.03 million to pay the expenses of investigation by the Nevada Gaming Control Board of the licensee’s participation in foreign gaming. We currently comply with this requirement. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:
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  knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
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  fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
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  engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
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  engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or
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  employs, contracts with or associates with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability.
In May 2006, we adopted a compliance plan and appointed a compliance committee which currently consists of Company directors and officers, Kenneth Adams (Chair and Independent Director), Carl Braunlich (Independent Director), Kathleen Marshall (Independent Director) and Mark J. Miller (COO and Director), in accordance with Nevada Gaming Commission requirements. Our compliance committee meets quarterly and is responsible for implementing and monitoring our compliance with Nevada regulatory matters. This committee will also review information and reports regarding the suitability of potential key employees or other parties who may be involved in material transactions or relationships with us.
Indiana Regulatory Matters
We own and operate a wholly-owned subsidiary, Gaming Entertainment (Indiana) LLC, which acquired and operates Rising Star Casino Resort in Rising Sun, Indiana. The ownership and operation of casino facilities in Indiana are subject to extensive state and local regulation, including primarily the licensing and regulatory control of the Indiana Gaming Commission. The Indiana Gaming Commission is given extensive powers and duties for administering, regulating and enforcing riverboat gaming in Indiana.

Pursuant to the Indiana Riverboat Gaming Act, as amended (the “Indiana Act”), the Indiana Gaming Commission is authorized to award up to 11 gaming licenses to operate riverboat casinos in the State of Indiana, including five to counties contiguous to Lake Michigan in northern Indiana, five to counties contiguous to the Ohio River in southern Indiana and one to a county contiguous to Patoka Lake in southern Indiana, which was subsequently relocated to French Lick, Indiana. In April 2007, the Indiana General Assembly enacted legislation that authorized the two horse tracks located in Anderson and Shelbyville, Indiana to install 2,000 slot machines at each facility (“racinos”). The Indiana Gaming Commission granted each horse track a five-year gaming license authorizing the use of such slot machines. Installation of slot machines beyond the statutorily authorized number requires further approval by the Indiana Gaming Commission. The slot operations at the race tracks opened in the second quarter of 2008. In November 2011, the Indiana Commission authorized Indiana Live! Casino (now known as Indiana Grand), located in Shelbyville to install up to 2,200 slot machines at its facility. In November 2012, the Indiana Gaming Commission authorized Hoosier Park to install up to 2,200 slot machines at its facility.
The Indiana Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of Indiana, including comprehensive law enforcement provisions. The Indiana Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in Indiana. The Indiana Gaming Commission’s jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in Indiana.
The Indiana Act requires the owner of a riverboat gaming operation to hold an owner’s license issued by the Indiana Gaming Commission. To obtain an owner’s license, the Indiana Act requires extensive disclosure of records and other information concerning an applicant. Applicants for licensure must submit a comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every person holding an ownership interest in the applicant. Any person holding an interest of 5% or more in the applicant must undergo a background investigation and be licensed. The Indiana Gaming Commission has the authority to request specific information on or license anyone holding an ownership interest.
Each license entitles the licensee to own and operate one riverboat and gaming equipment as part of a gaming operation. The Indiana Act allows a person to hold up to 100% of up to two individual licenses. Each initial owner’s license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner’s license pursuant to the Indiana Act and the rules and regulations adopted thereunder. Gaming Entertainment (Indiana) LLC applied for and, on March 15, 2011, was granted the transfer of a riverboat owner’s license. Thereafter, Gaming Entertainment (Indiana) LLC has renewed its license annually on September 15, 2012.
The Indiana Act requires that a licensed owner undergo a complete investigation every three years. If for any reason the license is terminated, the assets of the riverboat gaming operation cannot be disposed of without the approval of the Indiana Gaming Commission. Furthermore, the Indiana Act requires that officers, directors and employees of a gaming operation be licensed. In 2009, the Indiana General Assembly enacted legislation requiring all casino operators to submit for approval by the Commission a written power of attorney identifying a person who would serve as a trustee to temporarily operate the casino in certain rare circumstances, such as the revocation or non-renewal of any owner’s license. Gaming Entertainment (Indiana) LLC most recently had its power of attorney approval renewed on November 15, 2012.
The Indiana Gaming Commission has a rule mandating that licensees maintain a cash reserve to protect patrons against defaults in gaming debts. The cash reserve is to be equal to a licensee’s average payout for a three-day period based on the riverboat’s performance during the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.
The Indiana Act does not limit the maximum bet or loss per patron. Each licensee sets minimum and maximum wagers on its own games. Players must use chips or tokens as, according to the Indiana Act, wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from persons present at a licensed riverboat.

The Indiana Gaming Commission places special emphasis on the participation of minority business enterprises (“MBEs”) and women business enterprises (“WBEs”) in the riverboat industry. Each licensee is required to submit annually to the Indiana Gaming Commission a report that includes the total dollar value of contracts awarded for goods and services and the percentage awarded to MBEs and WBEs, respectively. Prior to 2008, the Indiana Gaming Commission required licensees to establish goals of expending 10% of the total dollars spent on the majority of goods and services with MBEs and 5% with WBEs. Following a disparity study in 2007 to determine whether there existed a gap between the capacity of MBEs and WBEs and the utilization thereof by riverboat casinos in Indiana, the Indiana Commission mandated that, effective as of January 1, 2008, annual goals for expenditures to WBEs for the purchase of construction goods and services shall be set at 10.9%. In November 2010, relying on two years of expenditure data, that indicated a statistically significant disparity, the Indiana Gaming Commission issued Resolution 2010-217 to mandate that, effective January 1, 2011, the annual goal for expenditures to MBEs for the purchase of construction goods and services shall be set at 23.2%. The Indiana Act requires that the Indiana Gaming Commission update the disparity study every five years. Accordingly, a disparity study was conducted in 2012, reviewing Indiana riverboat and racino expenditures between January 1, 2009 and December 31, 2011 (the “2012 Disparity Study”).
The 2012 Disparity Study showed that there were no expenditure disparities by riverboat casinos or racinos. On November 15, 2012, the Indiana Gaming Commission adopted the 2012 Disparity Study. For expenditures in all areas, the Indiana Gaming Commission has taken the position that the capacity percentages set forth in the 2012 Disparity Study for MBEs and WBEs, respectively, are goals and targets for which best faith efforts of each licensee are expected. Failure to meet these goals will be scrutinized heavily by the Indiana Gaming Commission and the Indiana Act authorizes the Indiana Gaming Commission to suspend, limit or revoke an owner’s gaming license or impose a fine for failure to comply with these guidelines. However, if a determination is made that a licensee has failed to demonstrate compliance with these guidelines, the licensee has 90 days from the date of the determination to comply.
A licensee may not lease, hypothecate, borrow money against or lend money against an owner’s riverboat gaming license. An ownership interest in an owner’s riverboat gaming license may only be transferred in accordance with the regulations promulgated under the Indiana Act.
Indiana state law stipulates a graduated wagering tax with a starting tax rate of 15% and a top rate of 40% for adjusted gross receipts in excess of $600.0 million. In addition to the wagering tax, an admissions tax of $3 per admission is assessed. The Indiana Act provides for the suspension or revocation of a license if the wagering and admissions taxes are not timely submitted.
A licensee may enter into debt transactions that total $1.0 million or more only with the prior approval of the Indiana Gaming Commission. Such approval is subject to compliance with requisite procedures and a showing that each person with whom the licensee enters into a debt transaction would be suitable for licensure under the Indiana Act. Unless waived, approval of debt transactions requires consideration by the Commission at two business meetings. The Indiana Gaming Commission, by resolution, has authorized its executive director, subject to subsequent ratification by the Indiana Gaming Commission, to approve debt transactions after a review of the transaction documents and consultation with the Indian Gaming Commission chair and the Indiana Gaming Commission’s financial consultant.
The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Act or the regulations of the Indiana Gaming Commission or for any other fraudulent act. In addition, the Indiana Gaming Commission may revoke an owner’s license if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. Limitation, conditioning, or suspension of any gaming license or approval or the directive to utilize its power of attorney could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.
The Indiana Act provides that the sale of alcoholic beverages at riverboat casinos is subject to licensing, control and regulation pursuant to Title 7.1 of the Indiana Code and the rules adopted by the Indiana Alcohol and Tobacco Commission.
Mississippi Regulatory Matters
In order to acquire and own Silver Slipper Casino or any other gaming operation in Mississippi, we are subject to the Mississippi Gaming Control Act (“Mississippi Act”) and to the licensing and regulatory control of the Mississippi Gaming Commission, and various local, city and county regulatory agencies. The Mississippi Act is similar to the Nevada Gaming Control Act. The Mississippi Gaming Commission has adopted regulations that are also similar in many respects to the Nevada gaming regulations.
The laws, regulations and supervisory procedures of the Mississippi gaming authorities are based upon declarations of public policy which are concerned with, among other things:
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  the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
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  the establishment and application of responsible accounting practices and procedures;
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  maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues, including recordkeeping and requiring the filing of periodic reports to the Mississippi Gaming Commission;
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  the prevention of cheating and fraudulent practices;
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  providing a source of state and local revenues through taxation and licensing fees; and
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  ensuring that gaming licensees, to the extent practicable, employ Mississippi residents.
The Mississippi Act provides for legalized gaming in each of the 14 counties that border the Gulf Coast or the Mississippi River; however, gaming is legalized only if the voters in the county have not voted to prohibit gaming in that county. Currently, gaming is permissible in nine of the fourteen counties and occurs in nine counties. Historically, the Mississippi Act required gaming vessels to be located on the Mississippi River or on navigable waterways in eligible counties along the Mississippi River or in waters along the Gulf Coast shore of the eligible counties. However, more recently, the Mississippi Act has been amended to permit licensees in the three counties along the Gulf Coast to establish land based casino operations. Due to another change to the Mississippi Act, the Mississippi Gaming Commission has also permitted licensees in approved river counties to conduct gaming operations on permanent structures, provided that the majority of any such structure is located on the river side of the “bank full” line of the Mississippi River.
We and any subsidiary we own that operates a casino in Mississippi are subject to the licensing and regulatory control of the Mississippi Gaming Commission. As the sole member of Silver Slipper Casino Venture LLC, a licensee of the Mississippi Gaming Commission, we applied for registration with the Mississippi Gaming Commission as a publicly traded corporation, which was granted on September 20, 2012. As a registered corporation, we are required periodically to submit financial and operating reports, and any other information that the Mississippi Gaming Commission may require. If we fail to satisfy the registration requirements of the Mississippi Act, we and our Mississippi subsidiary, Silver Slipper Casino Venture LLC, cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from a Mississippi gaming subsidiary without first obtaining the necessary licensing and approvals from the Mississippi Gaming Commission. A Mississippi gaming subsidiary must maintain a gaming license from the Mississippi Gaming Commission, subject to certain conditions, including continued compliance with all applicable state laws and regulations.
There are no limitations on the number of gaming licenses that may be granted. Further, the Mississippi Act provides for 24-hour gaming operations and does not limit the maximum bet or loss per patron or the percentage of space that may be utilized for gaming. Gaming licenses are issued for a three year period and must be renewed periodically thereafter. Silver Slipper Casino was most recently granted a renewal of its license by the Mississippi Gaming Commission on June 21, 2012, effective July 20, 2012. This license expires on July 15, 2015.
The Mississippi gaming authorities may limit, condition, suspend or revoke a license, registration, approval or finding of suitability for any cause deemed reasonable by the Mississippi Gaming Commission. If a Mississippi Gaming Commission determines that we violated gaming laws, then the approvals and licenses we hold could be limited, conditioned, suspended or revoked, and we, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the

Mississippi Gaming Commission. Because of such a violation, the Mississippi Gaming Commission may attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning, or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.
Certain of our officers, directors and key employees are required to be, and have been, found suitable by the Mississippi Gaming Commission and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for suitability may be denied for any cause deemed reasonable by the Mississippi Gaming Commission. Changes in specified key positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a license, the Mississippi Gaming Commission has jurisdiction to disapprove a change in position by an officer, director or key employee. The Mississippi Gaming Commission has the power to require licensed gaming companies to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability with respect to such persons affiliated with us or Silver Slipper Casino Venture LLC, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability.
The Mississippi Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees in connection with the investigation. At any time, the Mississippi Gaming Commission has the power to investigate and require the finding of suitability of any record of our beneficial stockholders. The Mississippi Act requires that any person who acquires more than 5% of any class of our voting securities, as reported to the Securities and Exchange Commission, must report the acquisition to the Mississippi Gaming Commission and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of 10% or more of any class of our voting securities, as reported to the Securities and Exchange Commission, is required to apply for a finding of suitability by the Mississippi Gaming Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting its investigation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.
The Mississippi Gaming Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of 5% of any class of voting securities of a registered corporation. However, under certain circumstances, an “institutional investor”, as defined in the Mississippi gaming regulations, which acquires more than 10%, but not more than 15%, of the voting securities of a registered corporation, as reported to the Securities and Exchange Commission, may apply for a waiver of such finding of suitability if such investor holds the securities for investment purposes only. An institutional investor will be deemed to hold voting securities for investment purposes only if the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Mississippi Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes include (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in the registered corporation’s management, policies or operations’ and (3) such other activities as the Mississippi Gaming Commission may determine to be consistent with such investment intent.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable based solely on such failure or refusal. The same restrictions apply to a record owner if the record owner, when requested, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Mississippi Gaming Commission may be guilty of a misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:
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  pay that person any dividend or interest upon our voting securities;
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  recognize the exercise, directly or indirectly of any voting right conferred through securities held by that person;
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  Pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or
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  Fail to pursue all lawful efforts to require the unsuitable person to divest himself of the securities including, if necessary, the immediate purchase of the securities for cash at fair market value.
The Mississippi Gaming Commission may also, in its discretion, require identities of the holders of our debt or other securities to file applications, be investigated and be found suitable to own any debt security of a registered corporation if the Mississippi Gaming Commission has reason to believe that the holder’s ownership of such debt securities would be inconsistent with the declared policies of the State of Mississippi. Although the Mississippi Gaming Commission generally does not require the individual holders of such notes to be investigated and found suitable, it retains the right to do so for any reason deemed necessary by the Mississippi Gaming Commission. The applicant holder of any debt securities is required to pay all costs of such investigation.
If the Mississippi Gaming Commission determines that a person is unsuitable to own such debt security, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Mississippi Gaming Commission, we:
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  pay to the unsuitable person any dividends, interest or any distribution whatsoever;
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  recognize any voting right by such unsuitable person in connection with such securities;
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  pay the unsuitable person remuneration in any form; or
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  make any payment to the unsuitable person by way of principal, redemption, conversion; exchange, liquidation or similar transaction.
Each Mississippi gaming subsidiary must maintain in Mississippi a current stock ledger with respect to the ownership of its equity securities. We also must maintain a current list of our shareholders, which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner. The Mississippi Act requires that certificates representing securities of a registered corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. On September 20, 2012, we received a waiver of this legend requirement from the Mississippi Gaming Commission. The Mississippi Gaming Commission has the power to impose additional restrictions on the holders of our securities at any time.
Substantially all material loans, leases, sales of securities and similar financing transactions by a registered corporation or a Mississippi gaming subsidiary must be reported to and approved by the Mississippi Gaming Commission. A Mississippi gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities. A registered corporation may not make a public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition, or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings and private placements of securities, subject to certain conditions.
A Mississippi gaming subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by a security issued by an affiliated company, without the prior approval of the Mississippi Gaming Commission. A pledge of the stock of a Mississippi gaming subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Gaming Commission. We have obtained approvals from the Mississippi Gaming Commission for such guarantees, pledges and restrictions in connection with offerings of securities, subject to certain restrictions.
Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation and approval by the Mississippi Gaming Commission.
The Mississippi legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Mississippi gaming licensees and registered corporations that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to:
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  assure the financial stability of corporate gaming licensees and their affiliates;
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  preserve the beneficial aspects of conducting business in the corporate form; and
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  promote a neutral environment for the orderly governance of corporate affairs.
Because we are a registered corporation, approvals may be required from the Mississippi Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. Mississippi gaming regulations also require prior approval of a plan of recapitalization proposed by a registered corporation’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of the registered corporation.
Neither we nor Silver Slipper Casino Venture LLC may engage in gaming activities in Mississippi while also conducting operations outside of Mississippi without approval of, or a waiver of such approval by, the Mississippi Gaming Commission. The Mississippi Gaming Commission may require determinations that there are means for the Mississippi Gaming Commission to have access to information concerning us and our affiliates’ out-of-state gaming operations. We have approval from the Mississippi Gaming Commission for foreign gaming operations in that such approval for foreign gaming operations is automatically granted under the Mississippi regulations in connection with foreign operations (except for internet gaming activities) conducted within the 50 states or any territory of the United States, or on board any cruise ship embarking from a port located therein. The Mississippi Gaming Commission requires a formal foreign gaming waiver for involvement in internet gaming.
License, fees and taxes are payable to the State of Mississippi, the Mississippi Gaming Commission, and the county and city in which our Mississippi subsidiary, Silver Slipper Casino Venture LLC’s gaming operations are conducted. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Gaming fees and tax calculations are generally based upon (1) a percentage of the gross gaming revenues received by the subsidiary operation; (2) the number of gaming devices operated by the casino; or (3) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon gaming receipts and the current maximum tax rate imposed is 8% of all gaming receipts in excess of $134,000 per month.
The sale of alcoholic beverages at our Mississippi gaming operation is subject to the licensing, control and regulation by the Alcoholic Beverage Control Division of the Mississippi State Tax Commission (“ABC”) as well as local ordinances. If alcohol regulations are violated, the ABC may limit, condition, suspend or revoke any license for the serving of alcoholic beverages or place such licensee on probation with or without conditions.

In November 2004, Silver Slipper Casino Venture LLC entered into a thirty-year public trust tidelands lease agreement with the State of Mississippi for the marsh lands. Prior to Hurricane Katrina, all Gulf Coast casinos had this type of tidelands lease with the State of Mississippi for lease of the water bottom under the casino when casinos were required to be over water. Subsequent to Hurricane Katrina, the law changed to allow casinos to be built on land no further than 800 feet from the approved gaming site, therefore the tidelands lease expired and the Gulf Coast casinos hold an “In Lieu” agreement with the State of Mississippi. The “In Lieu” agreements are in the form of a property tax assessment with the State of Mississippi and the properties are taxed as long as they occupy the land and continue gaming operations.
Tribal Gaming
Gaming on tribal lands (lands over which tribes have jurisdiction and which meet the definition of tribal lands under the Indian Gaming Regulatory Act of 1988, (the “Regulatory Act”)) is regulated by federal, state and tribal governments. The regulatory environment regarding tribal gaming is always changing. Changes in federal, state or tribal law or regulations may limit or otherwise affect tribal gaming or may be applied retroactively and could then have a negative effect on our operations.
The terms and conditions of management agreements or other agreements and the operation of casinos on tribal lands are subject to the Regulatory Act, which is implemented by the National Indian Gaming Commission (“NIGC”). The contracts also are subject to the provisions of statutes relating to contracts with tribes, which are supervised by the United States Department of the Interior. The Regulatory Act is interpreted by the Department of the Interior and the NIGC and may be clarified or amended by the judiciary or legislature.
Under the Regulatory Act, the NIGC has the power to:
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  inspect and examine certain tribal gaming facilities;
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  perform background checks on persons associated with tribal gaming;
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  inspect, copy and audit all records of tribal gaming facilities;
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  hold hearings, issue subpoenas, take depositions, and adopt regulations; and
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  penalize violators of the Regulatory Act.
Penalties for violations of the Regulatory Act include fines, and possible temporary or permanent closing of gaming facilities. The Department of Justice may also impose federal criminal sanctions for illegal gaming on tribal lands and for theft from tribal gaming facilities.
The Regulatory Act also requires that the NIGC review tribal gaming ordinances. Such ordinances are approved only if they meet certain requirements relating to:
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  ownership;
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  security;
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  personnel background;
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  recordkeeping and auditing of the tribe’s gaming enterprises;
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  use of the revenues from gaming; and
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  protection of the environment and the public health and safety.
The Regulatory Act also regulates tribal gaming and management agreements. The NIGC must approve management agreements and collateral agreements, including agreements like promissory notes, loan agreements and security agreements. A management agreement can be approved only after determining that the contract provides for:
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  adequate accounting procedures and verifiable financial reports, copies of which must be furnished to the tribe;
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  tribal access to the daily operations of the gaming enterprise, including the right to verify gross revenues and income;

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  minimum guaranteed payments to the tribe, which must have priority over the retirement of development and construction costs;
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  a ceiling on the repayment of such development and construction costs; and
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  a contract term not exceeding five years and a management fee not exceeding 30% of net revenues as defined by the agency and a determination by the chairman of the NIGC that the fee is reasonable considering the circumstances; provided that the NIGC may approve up to a seven-year term and a management fee not to exceed 40% of net revenues if the NIGC is satisfied that the capital investment required or the income projections for the particular gaming activity justify the larger profit allocation and longer term.
Under the Regulatory Act, we must provide the NIGC with background information, including financial statements and gaming experience, on:
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  each person with management responsibility for a management agreement;
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  each of our directors; and
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  the ten persons who have the greatest direct or indirect financial interest in a management agreement to which we are a party, or
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  in the case of a publicly traded company, the holders of 5% or more of the ownership interest in the company.
The NIGC will not approve a management company and may void an existing management agreement if a director, key employee or an interested person of the management company:
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  is an elected member of the tribal government that owns the facility being managed;
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  has been or is convicted of a felony or misdemeanor gaming offense;
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  has knowingly and willfully provided materially false information to the NIGC or a tribe;
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  has refused to respond to questions from the NIGC;
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  is a person whose prior history, reputation and associations pose a threat to the public interest or to effective gaming regulation and control, or create or enhance the chance of unsuitable, unfair or illegal activities in gaming or the business and financial arrangements incidental thereto; or
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  has tried to influence any decision or process of tribal government relating to gaming.
Contracts may also be voided if:
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  the management company has materially breached the terms of the management agreement, or the tribe’s gaming ordinance; or
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  a trustee, exercising the skill and diligence to which a trustee is commonly held, would not approve such management agreement.
The Regulatory Act divides games that may be played on tribal land into three categories. Class I Gaming includes traditional tribal games and private social games and is not regulated under the Regulatory Act. Class II Gaming includes bingo, pull tabs, lotto, punch boards, tip jars, instant bingo, and other games similar to bingo, if those games are played at a location where bingo is played. Class III Gaming includes all other commercial forms of gaming, such as video casino games (e.g., video slots, video blackjack), so-called “table games” (e.g., blackjack, craps, roulette), and other commercial gaming (e.g., sports betting and pari-mutuel wagering).
Class II Gaming is allowed on tribal land if performed according to a tribal ordinance which has been approved by the NIGC and if the state in which the tribal land is located allows such gaming for any purpose. Class II Gaming also must comply with several other requirements, including a requirement that key management officials and employees be licensed by the tribe.

Class III Gaming is permitted on tribal land if the same conditions that apply to Class II Gaming are met and if the gaming is performed according to the terms of a written gaming compact between the tribe and the host state. The Regulatory Act requires states to negotiate in good faith with tribes that seek to enter into tribal-state compacts. Should the state not negotiate in good faith, regulations of the Department of Interior allow the Secretary of the Interior to impose the terms of a gaming compact on the state.
The negotiation and adoption of tribal-state compacts is vulnerable to legal and political changes that may affect our future revenues and securities prices. Accordingly, we cannot predict:
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  which additional states, if any, will approve casino gaming on tribal land;
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  the timing of any such approval;
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  the types of gaming permitted by each tribal-state compact;
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  any limits on the number of gaming machines allowed per facility; or
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  whether states will attempt to renegotiate or take other steps that may affect existing compacts.
Under the Regulatory Act, tribal governments have primary regulatory authority over gaming on tribal land within the tribe’s jurisdiction unless a tribal-state compact has delegated this authority. Therefore, persons engaged in gaming activities, including us, are subject to the provisions of tribal ordinances and regulations on gaming.
Tribal-state compacts have been litigated in several states, including Michigan. In addition, many bills have been introduced in Congress that would amend the Regulatory Act, including bills introduced in 2005 that seek to limit “off reservation” gaming by tribes. Although this legislative attempt was rejected, the Department of the Interior under the Bush administration in January 2008 issued a “guidance memorandum” immediately followed by a series of decisions which gave effect to the defeated legislation, placing limitations on the distance a tribal casino could be from the tribe’s reservation. Although under the Obama administration, the strictures of the “guidance memorandum” have been reduced, there continues to be a policy of restricting the ability of tribes from operating gaming facilities that are remote from the tribe’s reservation or core geographic area of operation. If the Regulatory Act were amended or this department policy remain in effect, then the governmental structure and requirements by which tribes may conduct gaming could be significantly changed, which could have an impact on our future operations and development of tribal gaming opportunities. Furthermore, in 2009, the United States Supreme Court issued a decision which interpreted the Indian Reorganization Act, enacted in 1934, and found that the Secretary of the Interior was only authorized to take land into trust for tribes recognized as of the date of that Act. Thus, a tribe receiving federal recognition after 1934 was not allowed to have land taken into trust for its benefit.
Pueblo of Pojoaque Gaming Commission
On September 23, 2011, a management contract between us and Buffalo Thunder, Inc. and Pojoaque Gaming, Inc. became effective. Those entities are the operating arms of the Pueblo of Pojoaque in Santa Fe, New Mexico (“the Pueblo”). The management contract and two ancillary employment agreements had been approved by the NIGC pursuant to the Regulatory Act. Gaming on the Pueblo is subject to regulation and control by the NIGC as detailed above and the Pueblo of Pojoaque Gaming Commission (“Pueblo Gaming Commission”). The Pueblo Gaming Commission is authorized under the Pueblo Gaming Ordinance to regulate gaming. Regulations of the Gaming Commission require the licensing of managers, employees and gaming vendors. The Pueblo Gaming Commission has the authority to require any persons or entities with an interest in the gaming operations or seeking to conduct business with the gaming operations to submit applications for licensing or approval, submit to background and financial investigations and criminal checks to determine that such persons or entities have the requisite honesty, integrity and experience to not adversely affect gaming operations or pose a threat to the integrity of the gaming operations or the Pueblo.
The Pueblo Gaming Commission is empowered to conduct investigations, issue Notices of Violation, conduct hearings and impose penalties including fines, suspension, termination or revocation of gaming licenses or deny the issuance of gaming licenses for violations of the gaming ordinance or the Pueblo Gaming Commission’s regulations.

The Pueblo Gaming Commission maintains a presence at the gaming facilities to ensure the fairness of the games, protection of the public and Pueblo and security of the Pueblo’s assets.
The two Company executives who are responsible for the management of the gaming operations have been granted gaming licenses by the Pueblo Gaming Commission.
Costs and Effects of Compliance with Environmental Laws
Indiana riverboat casinos are subject to regulation by the Indiana Department of Environmental Management (IDEM). That department has regulations similar to the federal Department of Environmental Protection and maintains enforcement programs in the areas of air pollution, water and wastewater pollution and hazardous waste handling. As a riverboat and land-based golf club, we are subject to the regulation of the IDEM in our operations. The IDEM has reporting requirements and can impose fines and other penalties for violations of its regulations. While there can be criminal sanctions for serious and intentional violations of the regulations, the general penalty is a fine of up to $0.03 million for each day of a violation and injunctions against continued violations and corrective orders. Rising Star Casino Resort has not been the subject of any fine or other enforcement proceeding by the IDEM.
In order to have land taken into trust or otherwise be approved for use by a tribe for gaming purposes by the federal Bureau of Indian Affairs (BIA), as a federal agency, the BIA is required to comply with the National Environmental Policy Act (NEPA). Likewise, in order for the NIGC to approve a management agreement for us to manage a tribal gaming casino as required by the Indian Gaming Regulatory Act, the NIGC, as a federal agency, is required to comply with NEPA. For these purposes, NEPA requires a federal agency to consider the effect on the physical and natural environment of a development project as part of its approval process. Compliance with NEPA begins with conducting an environmental assessment, which considers the factors identified in NEPA, as implemented by the Council on Environmental Quality, and determines whether the development will cause a significant impact on the environment. If not, the federal agency may issue a finding of no significant impact. If the federal agency determines the development project may cause a significant impact on the environment, then it will conduct a further study resulting in an environmental impact statement, which considers all impacts on the environment and what can be done to mitigate those impacts. Because this constitutes action by a federal agency, any of these determinations can be the subject of litigation.
Competition
The gaming industry is highly competitive. Gaming activities include traditional land-based casinos, riverboat and dockside gaming, casino gaming on tribal land, state-sponsored lotteries, video poker in restaurants, bars and hotels, internet gaming, pari-mutuel betting on horse racing, dog racing and jai alai, sports bookmaking, card rooms, and casinos at racetracks. Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, Stockman’s Casino and the Indian-owned and other casinos that we may be developing and plan to manage or own compete with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Some of our competitors have more personnel and greater financial or other resources than we do.
Silver Slipper Casino is one of eleven casinos located on the Gulf Coast. Its closest competitor is the Hollywood Casino, approximately a fifteen minute drive to the northwest in Bay St. Louis, which is larger with 56,300 square feet of casino space, approximately 1,200 slot machines, 20 table games, poker room, 290 hotel rooms and four dining options. Further to the east is the Island View Casino, approximately thirty minutes away in Gulfport, with 83,000 square feet of casino space, 2,000 slot machines, over 40 table games, approximately 560 hotel rooms and four dining options. There are eight casinos in the Biloxi area, approximately an hour away on I-10 East. The largest Biloxi casinos include the Beau Rivage Casino & Hotel and IP Casino, Resort & Spa. The IP Casino, Resort & Spa includes approximately 70,000 square feet of gaming space, 1,800 slot machines, 60 table games and a poker room. The Beau Rivage Casino & Hotel includes approximately 79,000 square feet of casino space, 2,000 slot machines, 80 table games and a poker room. Approximately a one and a half hour drive on I-10 West from Silver Slipper Casino are three casinos located in and near New Orleans, which include the Harrah’s New Orleans Casino, Boomtown Casino New Orleans and the Treasure Chest Casino. The largest of these casinos is the Harrah’s New Orleans Casino, the only land casino in downtown New Orleans which features 125,000 square feet of gaming space, 1,800 gaming machines, 150 table and poker games and ten restaurants. Each of these facilities is within the general market of Silver Slipper Casino and is expected to continue providing competition to our Silver Slipper Casino operation.
Rising Star Casino Resort is one of three riverboat casinos located on the Ohio River in southeastern Indiana. Its closest competitor is the Hollywood Casino, approximately a twenty minute drive, which is larger with 142,500 square feet of casino space, over 2,900 slot machines, 80 table games, poker room and five dining options. To the south is the Belterra Casino, approximately thirty minutes away, with 50,000 square feet of casino space, 1,400 slot machines and 53 table games. Ohio has recently authorized legalized gambling and the new Scioto Downs Racino and Hollywood Casino opened in Columbus, Ohio in June and October 2012, respectively. The Scioto Downs Racino includes over 2,100 slots and live horse racing. The Ohio Hollywood Casino includes over 3,000 slots, 70 table games and a poker room. The Horseshoe Casino Cincinnati opened on March 4, 2013 and features approximately 96,000 square feet of casino space, 1,800 slot machines, 120 table games and a poker room. Miami Valley opened in December 2013. There are also two proposed racinos within the general market of Rising Star Casino Resort which are expected to open in 2014 and provide increased competition to our Rising Star Casino Resort operation. While Kentucky has limited legal gaming, the cities of Lexington and Louisville are within the market of Rising Star Casino Resort and there is a possibility that Kentucky will expand legalized gaming in the near future.
Grand Lodge Casino is one of four casinos located within a five mile radius of each other in the north Lake Tahoe area. The closest and largest competitor is the Tahoe Biltmore Lodge & Casino which is approximately 4.5 miles away and has more than 200 slot machines, eight table games and a sports book. In South Lake Tahoe, approximately a 45 drive from Incline Village, there are four gaming properties, which do not directly compete with the North Lake Tahoe area. There are also numerous Native American casinos serving the Northern California market.
Stockman’s Casino is located on the west side of Fallon, Nevada on Highway 50, approximately 60 miles east of Reno, Nevada, and is the largest of several casinos in the Churchill County area. The county’s population is roughly 25,000 with a nearby naval air base which has a significant economic impact on our business. Of the nine casinos currently operating in the Fallon, Nevada market, our major competitors are three other casinos that are smaller than Stockman’s Casino both in size and the number of gaming machines. While we are not aware of any significant planned expansion to gaming capacity in the Churchill County area, additional competition may adversely affect our financial condition or results of operations.
The Buffalo Thunder Casino and Resort and the Cities of Gold and Sports Bar Casino facilities are two of four casinos located in the Santa Fe, New Mexico area. The closest competitor is the Camel Rock Casino in Santa Fe, New Mexico, approximately a ten minute drive, which is smaller with approximately 500 slot machines, two table games and two dining options. To the southwest, approximately an hour away, is the San Felipe Casino Hollywood, located in Algodones, New Mexico. The San Felipe Casino Hollywood includes 600 slot machines and an RV park. The San Felipe Travel Center, which is adjacent to the San Felipe Casino Hollywood, includes a 24-hour convenience store, restaurant and service station. There are three casinos located in Albuquerque, New Mexico, approximately a 1.5 hour drive away. The largest of these casinos is the Isleta Resort & Casino with 300,000 square feet of casino space, over 1,600 slot machines, 30 table games, poker room, bingo and five dining options. Each of these facilities is within the general market of Buffalo Thunder Casino and Resort and the Cities of Gold Casino facilities and is expected to provide competition.
Employees
As of December 31, 2013, we had sixteen full-time corporate employees, four of whom are executive officers and an additional three are senior management. Our Silver Slipper Casino property has approximately 400 full-time and 80 part-time employees, Rising Star Casino Resort has approximately 500 full-time and 130 part-time employees, Grand Lodge Casino has approximately 100 full-time and 30 part-time employees and Stockman’s Casino has approximately 85 full-time and 20 part-time employees. The Buffalo Thunder management contract oversees approximately 520 full-time employees, none of which are our direct employees. We believe that our relationship with our employees is good. None of our employees are currently represented by a labor union, although such representation could occur in the future.

Description of Property
The following describes our principal real estate properties. All properties listed below and substantially all other assets secure our indebtedness in connection with our First Lien Credit Agreement with Capital One Bank, N.A. and our Second Lien Credit Agreement with ABC Funding, LLC.
Silver Slipper Casino
We own Silver Slipper Casino located in Bay St. Louis, Mississippi. The Silver Slipper Casino property consists of 38 acres of land we lease pursuant to a Lease with Option to Purchase, as amended, which expires on April 30, 2058. The leased land includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel. Silver Slipper Casino includes 37,000 square feet of gaming space and an adjacent surface lot. We also lease approximately five acres of land occupied by Silver Slipper Casino gaming office and warehouse space, as well as a small parcel of land with a building which will be occupied by Silver Slipper Casino welcome center, which will offer incentives and present promotions to guests. In addition, we have commenced construction of a 142-room hotel adjacent to Silver Slipper Casino. Construction of the hotel is expected to be completed in the fourth quarter of 2014.
Rising Star Casino and Resort
We own Rising Star Casino Resort located in Rising Sun, Indiana on the Ohio river. The property consists of a dockside barge structure with 40,000 square feet of gaming space, a land-based pavilion, a 190-room hotel, surface parking and an 18-hole golf course on 380 acres. In addition, a third party constructed a new 104-room hotel on property adjacent to Rising Star Casino Resort, bringing total room capacity to 294 rooms. We operate this new hotel pursuant to a 10-year lease that includes an option to purchase the new hotel at any time during the term of the lease.
Stockman’s Casino
We own Stockman’s Casino located in Fallon, Nevada. Stockman’s Casino is located on approximately five acres and includes 8,400 square feet of gaming space, a fine dining restaurant, coffee shop and adjacent surface parking.
Grand Lodge Casino
Pursuant to a lease expiring on August 31, 2018, we lease the Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. We pay a fixed monthly rent of $0.1 million over the initial term of the lease. We may elect to extend the term for an additional five year term. The Grand Lodge Casino has 18,900 square feet of gaming area and the casino is integrated into the Hyatt Regency Lake Tahoe Resort, Spa and Casino.
Corporate Offices
We lease corporate office space in Las Vegas, Nevada pursuant to the amended lease agreement dated December 1, 2012. We occupy approximately 2,569 square feet of office space in the same location we have occupied since 2002. The lease agreement expires on May 31, 2018.
Legal Proceedings
We are subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. We do not believe that the final outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations. We maintain what we believe is adequate insurance coverage to further mitigate the risks of such proceedings.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Management
Directors and Executive Officers
Our bylaws provide that the number of directors constituting our board of directors shall be fixed from time to time by the board. Our board of directors currently consists of five directors. The directors are Kenneth R. Adams, Carl G. Braunlich, Kathleen Marshall, Andre M. Hilliou and Mark J. Miller.
The names, ages and positions of all our directors and executive officers are listed below, followed by a brief account of their business experience during at least the past five years.

Name	Age	Position
Kenneth R. Adams	71	Director
Carl G. Braunlich	61	Vice Chairman
Andre M. Hilliou	66	Chairman/Chief Executive Officer
Kathleen Marshall	58	Director
Mark J. Miller	56	Director/Chief Operating Officer
T. Wesley Elam	59	Sr. Vice President
Elaine L. Guidroz	36	Secretary and General Counsel
Deborah J. Pierce	65	Chief Financial Officer
Kenneth R. Adams joined our Board in January 2007. Mr. Adams is a principal in the gaming consulting firm, Ken Adams Ltd., which he founded in 1990. He is also an editor of the Adams’ Report monthly newsletter, the Adams’ Daily Report electronic newsletter and the Adams Analysis, each of which focus on the gaming industry. Since 2012, Mr. Adams has been a partner in the Colorado Grande in Cripple Creek, Colorado, a limited stakes casino with a restaurant and bar. Since August 1997, Mr. Adams has been a partner in Johnny Nolon’s Casino in Cripple Creek, Colorado, a limited stakes casino with a restaurant and bar. From 2001 until 2008, he served on the Board of Directors of Vision Gaming & Technology, Inc., a privately-held gaming machine company, and he formerly served on the Board of Directors of the Downtown Improvement Agency in Reno, Nevada.
Dr. Carl G. Braunlich has been one of our directors since May 2005. Since August 2006, he has been an Associate Professor at University of Nevada, Las Vegas. Dr. Braunlich holds a Doctor of Business Administration in International Business from United States International University, San Diego, CA. Prior to joining the faculty of University of Nevada, Las Vegas, Dr. Braunlich was a Professor of Hotel Management at Purdue University since 1990. Previously he was on the faculty at United States International University. Dr. Braunlich has held executive positions at the Golden Nugget Hotel and Casino in Atlantic City, New Jersey and at Paradise Island Hotel and Casino, Nassau, Bahamas. He has been a consultant to Wynn Las Vegas, Harrah’s Entertainment, Inc., Showboat Hotel and Casino, Bellagio Resort and Casino, International Game Technology, Inc., Atlantic Lottery Corporation, Nova Scotia Gaming Corporation and the Nevada Council on Problem Gambling. He was on the Board of Directors of the National Council on Problem Gambling and has served on several Problem Gambling Committees, including those of the Nevada Resort Association and the American Gaming Association.
Andre M. Hilliou became President and Chief Executive Officer of Full House in March 2004 and has been one of our directors since May 2005. From 2001 until joining us, he served as Chairman and Chief Executive Officer of Vision Gaming and Technology. Mr. Hilliou held executive positions with various companies including Chief Executive Officer of American Bingo and Gaming, Inc. and Chief Executive Officer of Aristocrat, Inc. He also spent approximately 11 years with Showboat, Inc., reaching the level of Senior Vice President of Operations for its Atlantic City, New Jersey property, and Chief Executive Officer of Showboat’s Sydney Harbour Casino.
Kathleen Marshall joined our Board in January 2007. Ms. Marshall has also been appointed the Chairperson of our Audit Committee. Ms. Marshall is a Certified Public Accountant who since October 2008 has served as Director of Business Development of Global Connect, LLC a web-based voice messaging company. Prior to that, from July 2003 through August 2008 served as Vice President of Finance for Atlantic City Coin & Slot Service Co. Inc., which designs, manufactures and distributes electronic gaming devices. Between January and June 2003, Ms. Marshall worked as a consultant. From April 1999 to December 2002, she served as Vice President of Finance for the Atlantic City Convention and Visitors Authority, a government agency responsible for enhancing the economy of the region with coordination of the operations of the Atlantic City Convention Center. Prior to that, Ms. Marshall held various finance positions with several Atlantic City Casinos, including Atlantic City Showboat, Inc. and Caesars Atlantic City, Inc.
Mark J. Miller has served as a member of our Board since May 2007 and has served as our Chief Operating Officer since May 2009. He also served as our Chief Financial Officer from February 2007 until December 2012. Mr. Miller served as one of our Directors from May 2005 until the announcement of his employment with Full House in January 2007. He rejoined the Board of Directors in May 2007. From September 2003 until December 2006, Mr. Miller served as Executive Vice President and Chief Financial Officer of Aero Products International, a leading maker of premium, air-filled bedding products. From December 1998 until May 2003, Mr. Miller was Executive Vice President and Chief Financial Officer and then, Chief Operating Officer of American Skiing Company, owner and operator of nine well-known ski resorts. From 1994 until 1998, he was an Executive Vice President of Showboat, Inc. with operational support responsibility for new casino development. Previously, Mr. Miller served in various positions within the Showboat organization, including President and Chief Executive Officer of Atlantic City Showboat, Inc. Mr. Miller holds a Master Degree in Accountancy from Brigham Young University and is a Certified Public Accountant. Mr. Miller has extensive experience as a casino developer, operator and as a financial officer for publicly traded companies.
T. Wesley Elam currently serves as our Senior Vice President. From December 2012 through March 2013, Mr. Elam served as our Senior Vice President of Western Division and Managed Properties. From April 2005 through December 2012, Mr. Elam served as our Vice President of Operations and Project Management. Prior to joining us, he served as general manager of the Argosy Casino in Baton Rouge, Louisiana beginning in December 1998. From September 1994 until August 1998 he served as Chief Operating Officer for the Star City Casino in Sydney, Australia, responsible for the openings and operations of both the temporary and permanent casino/hotel. Prior to that, he served as controller for Casino Windsor, Ontario, Canada, overseeing the construction and opening of the temporary casino, which was a six-month fast track project. Previously, he served in various executive positions with responsibilities for opening and operations of the Trump Taj Mahal Casino, Showboat Casino, Trump Castle Casino and Tropicana Casino. Mr. Elam holds a Bachelor of Science degree in Business Administration from the Thomas Edison State College.
Elaine L. Guidroz was appointed as our Secretary in December 2012. She has served as our General Counsel since January 2013. Prior to serving as General Counsel, Ms. Guidroz has served as Associate General Counsel since February 2012. Ms. Guidroz began her gaming career in 2004 where she served as In-House Counsel to Grand Victoria Casino & Resort, owned and managed by Hyatt Gaming Management, Inc. From 2006 through 2011, Ms. Guidroz served as General Counsel and Compliance Officer to Grand Victoria Casino & Resort. Prior to joining Grand Victoria, Ms. Guidroz was in private practice in Indianapolis, Indiana, where she focused primarily on insurance defense matters. Ms. Guidroz received her Juris Doctorate, magna cum laude, from Indiana University McKinney School of Law. Ms. Guidroz also holds a Masters of Business Administration from Xavier University Williams College of Business, and a Bachelor of Arts from the University of North Carolina-Chapel Hill. Ms. Guidroz is admitted to practice law in the states of Indiana and Kentucky.
Deborah J. Pierce became our Chief Financial Officer on December 7, 2012. From January 2005 until joining us, Ms. Pierce served as Chief Financial Officer for 155 East Tropicana, LLC and its successor Nav-115 E. Tropicana, LLC, commonly known as Hooters Casino Hotel, located in Las Vegas, Nevada. Throughout her career, Ms. Pierce has held financial executive positions with various companies including, Vice President of Finance for Tropicana Hotel Casino and Silverton Casino Hotel, both in Las Vegas, and Chief Financial Officer of Midby & Associates, a developer and owner of the Gold River Hotel Casino in Laughlin, Nevada. From 1998 to 2003, Ms. Pierce served as Vice President of Finance for Ameristar

Casinos, Inc., assisting in the acquisition and development of its Missouri properties, along with other financial duties. Ms. Pierce is a Certified Public Accountant and has worked for 11 years in public accounting for KPMG and Laventhol, both large audit firms. Ms. Pierce also served as Chairman of the Nevada Economic Forum, a governor appointment.
The term of office of each director ends at the next annual meeting of stockholders or when his or her successor is elected and qualified. Our officers serve at the discretion of the board of directors.
Independence of Directors
Under the corporate governance standards of the NASDAQ Stock Market LLC (“NASDAQ”) at least a majority of our board of directors and all of the members of our audit committee, compensation committee and the nominating committee must meet the test of independence as defined by the listing requirements of NASDAQ. Our board of directors, in the exercise of its reasonable business judgment, has determined that Mr. Adams, Dr. Braunlich and Ms. Marshall qualify as independent directors pursuant to NASDAQ and SEC rules and regulations. In making the determination of independence, our board considered whether an independent director has a material relationship with us, either directly or as a partner or shareholder of an organization that has a relationship with us or any other relationships that, in our board’s judgment, would interfere with the director’s independence.
Involvement in Certain Legal Proceedings
To the best of our knowledge, during the past ten years, none of the following occurred, except as noted, with respect to our present directors or executive officers: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, except that Ms. Pierce was Chief Financial Officer of 155 East Tropicana, LLC when it filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on August 1, 2011; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Compensation
Summary Executive Compensation Table
The following table summarizes the “total compensation” of our Chief Executive Officer, and our two highest paid executives other than our Chief Executive Officer, or, collectively, the named executive officers, for the fiscal year ended December 31, 2013.
Summary Compensation Table

Name and Principal Positions	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Andre M. Hilliou Chief Executive Officer	2013	$322,362	$242,500	$363,797	$4,800	$933,459
	2012	$322,362	$582,000	$473,184	$4,800	$1,382,346
Mark J. Miller Executive Vice President / Chief Operating Officer	2013	$322,362	$242,500	$394,018	$—	$958,880
	2012	$322,362	$582,000	$497,362	$—	$1,401,724

Deborah J. Pierce Chief Financial Officer(4)	2013	$250,000	$53,668	$39,983	$—	$343,651

(1)
  The amounts shown in this column represent the aggregate grant date fair value of restricted stock calculated pursuant to the guidance set forth under FASB ASC Topic 718 for the year ended related to restricted stock awards granted in and prior to 2013 pursuant to our various share-based payment plans, and include amounts from awards. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.
(2)
  The amount shown in this column for each named executive officer is the attributable performance-based bonus granted under the 2006 Incentive Compensation Plan. These amounts correspond to the year in which they were earned.
(3)
  The amounts shown in this column represent incidental expenses relating to maintaining an office for Mr. Hilliou separate from the Company’s headquarters.
(4)
  Ms. Pierce was appointed as our Chief Financial Officer in December 2012.
In 2010, the compensation committee engaged HVS Executive Search to assess the competitiveness of executive compensation. HVS reviewed and provided recommendations regarding base salary, short-term and long-term incentives and other compensation of our named executive officers. During 2013, the compensation committee approved and the executive officers were paid the salaries, incentive compensation, and restricted stock awards reported in the above table, which were determined to be at the low end of executive compensation for equivalent positions for companies of similar size and status, based upon the 2010 study by HVS Executive Search. The 2010 study by HVS Executive Search is still relied upon by the compensation committee, as no substantial changes have been made in base compensation or in incentive compensation to our executive officers.
Director Compensation
For service as a director, each non-employee director receives cash compensation of $20,000 per year plus $1,000 for each meeting attended in excess of four meetings. The chairperson of each committee of the board, other than the nominating committee, receives cash compensation of $10,000 per year for such service and each committee member receives $1,000 for each committee meeting attended. In addition, non-employee directors also receive 2,000 shares of fully vested common stock per annum.

The table below summarizes the compensation paid by us to our non-employee directors for services rendered for 2013. Directors who are employed by us do not receive additional compensation for serving as directors.
Director Compensation — 2013

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Carl G. Braunlich	$51,999	$6,380	$58,379
Kenneth R. Adams	$37,000	$6,380	$43,380
Kathleen Marshall	$42,000	$6,380	$48,380

(1)
  The amounts shown in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2013 in accordance with FASB ASC Topic 718 related to restricted stock awards granted in 2013 pursuant to our various share-based payment plans, and include amounts from awards. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.
Employment Agreements
On April 20, 2007, we entered into employment agreements with both Mr. Hilliou and Mr. Miller. On July 17, 2007, the Company and Mr. Hilliou and Mr. Miller amended their agreements. On December 7, 2012, we entered into an employment agreement with Ms. Pierce. The term of Mr. Hilliou’s agreement is two years, and the terms of each of Mr. Miller’s, and Ms. Pierce’s agreements are one year. Each agreement includes automatic successive renewals unless either we or the relevant executive provides notice of termination at least 90 days prior to the end of the then current term. The agreements set an initial annual base salary of $250,000 for each of Mr. Hilliou, Mr. Miller and Ms. Pierce, in each case subject to increase by our board of directors (or CEO with respect to Ms. Pierce) at the beginning of each calendar year. Both Mr. Hilliou and Mr. Miller have a current annual base salary of $322,362. With respect to bonuses, and subject to the executive’s achievement of certain annual objectives established by our compensation committee, (i) Mr. Hilliou is eligible to receive an annual incentive bonus equal to up to 200% of his base salary, (ii) Mr. Miller is eligible to receive an annual incentive bonus equal to up to 100% of his base salary, and (iii) Ms. Pierce is eligible to receive an annual incentive bonus in accordance with our Amended and Restated 2006 Incentive Compensation Plan. In addition to the shares of restricted stock previously granted to each executive, each executive may receive additional grants as determined by our compensation committee. In the event of termination of any of these employment agreements upon the death of the executive or by us because of illness or incapacity of the executive that continues for 90 days, in addition to all amounts owed through the date of termination, we shall pay to the executive an amount equal to his or her prior year’s annual bonus pro-rated through the date of termination. In the event the agreement is terminated by us for “cause”, or by the executive without “good reason”, we shall only be obligated to pay the executive all base salary and benefits accrued through the date of termination and the executive shall forfeit any unvested shares of restricted stock. In the event the agreement is terminated by us without “cause” or by the executive for “good reason”, in addition to amounts owed through the date of termination, we shall:
•
  With respect to Mr. Hilliou and Ms. Pierce, continue to pay the executive’s base salary for a period of six months plus an additional one month of base salary for each year of employment (up to a maximum of 12 months base salary), and with respect to Mr. Miller continue to pay the executive’s base salary for a period of one year,
•
  Pay an annual bonus for the year of termination equal to: (i) with respect to Mr. Hilliou, the average of his annual bonus for the previous two years, pro-rated through the date of termination (subject to a minimum of 100%), (ii) with respect to Mr. Miller, the average of his annual bonus for the previous three years, pro-rated through the date of termination (subject to a minimum of 50%), and (iii) with respect to Ms. Pierce, her annual bonus for the previous year, pro-rated through the date of termination, and
•
  Continue, at our expense, all of the executive’s health, dental and other insurance benefits until the earlier of the end of the term or the date the executive becomes subsequently employed.

For purposes of the employment agreements, “cause” means (1) the executive’s material fraud, dishonesty, willful misconduct, or willful and continuing failure in the performance of his or her duties under the employment agreement; (2) the executive’s breach of any material provision of the employment agreement which has not been cured within 30 days following the notice thereof, or (3) the commission by the executive of any felony criminal act or the commission of any crime involving fraud, dishonesty or moral corruptness, including denial or removal of the executive’s licensing from any governmental gaming agency or licensing authority. For purposes of the employment agreements “good reason” means (1) our failure to comply with any material provision of the employment agreement which has not been cured within 30 days following the notice thereof, or (2) our direction to the executive to do, perform, or omit to perform any act, or the executive’s knowledge of such acts or omissions performed by our other employees without appropriate redress, which acts or omissions are known to be fraudulent, illegal or could otherwise materially impact negatively upon the executive’s personal and professional reputation.
Change of Control Provisions
Each of the employment agreements provides that upon a change of control, the executive may terminate his or her employment agreement only if the change of control materially affects the executive’s position and compensation under the agreement. To the extent any executive so terminates his or her agreement, or in the event the executive is not retained under contract following a change of control:
•
  We will pay to the executive a cash payment equal to the greater of (a) one year’s base salary or in the case of Mr. Hilliou two year’s base salary and (b) the remaining base salary due under the agreement;
•
  We will pay to the executive a cash payment equal to his or her average annual bonuses paid under the employment agreement for the three (one for Ms. Pierce) prior years (or the average of the annual bonuses paid to date, if the term of employment is less than three years); and
•
  All unvested shares or other stock-based grants awarded pursuant to our 2006 Incentive Compensation Plan or other benefit plan will accelerate and vest upon the date of the change of control.
For purposes of the employment agreements, a “change of control” means (1) a person, entity or group acquires beneficial ownership of 50% or more of our then outstanding voting securities, (2) individuals who constitute our board as of April 17, 2007 (December 7, 2012 for Ms. Pierce) and directors whose nominations are approved by a majority of such incumbent board members cease to constitute a majority of our board of directors, or (3) approval by our stockholders of (A) a business combination in which our stockholders prior to the transaction do not own at least 50% of the combined voting power of the voting securities of combined business and at least a majority of our incumbent board comprises a majority of the board of the combined business, (B) a liquidation or dissolution of our company, or (C) a sale of all or substantially all of our assets.

The following describes the amounts payable upon termination of employment of the named executive officers Mr. Hilliou, Mr. Miller and Ms. Pierce as if such employment terminated on December 31, 2013.

Employee	Payment	Continued Medical Benefits(1)	Accelerated Vesting of Restricted Stock(2)	Total Payments
Andre M. Hilliou
Death or Disability	$700,700	—	—	$700,700
Without Cause or with Good Reason	$527,430	$5,597	—	$533,027
Change of control	$881,553	—	—	$881,553
Mark J. Miller
Death or Disability	$378,338	—	—	$378,338
Without Cause or with Good Reason	$567,250	$17,346	—	$584,596
Change of control	$567,250	—	—	$567,250
Deborah J. Pierce
Death or Disability	$269,991	—	$140,000	$409,991
Without Cause or with Good Reason	$164,983	$12,152	$140,000	$317,135
Change of control	$289,983	—	$140,000	$429,983

(1)
  Following a termination by us without cause or by the executive with good reason, we have agreed to provide the executive, his or her spouse and his or her dependents medical and dental benefits for the term or until the executive is otherwise employed. The amounts in this column represent the estimated cost to us of those payments over a twelve month period.
(2)
  Represents the value of the unvested shares owned by the executive as of December 31, 2013 calculated by multiplying the number of shares by the closing price of our stock on that date of $2.80.
2006 Incentive Compensation Plan
On May 29, 2006, our stockholders approved our 2006 Incentive Compensation Plan. The plan is administered by our compensation committee. In consideration of their services, officers, directors, employees and consultants of us or a related entity are eligible to receive a variety of awards under the plan, including, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, bonus stock and performance awards. On April 26, 2011, our stockholders approved our Amended and Restated 2006 Incentive Compensation Plan which increased the shares of common stock available under the plan by 800,000 to 2,000,000.
Restricted Stock
Upon stockholder approval of our 2006 Incentive Compensation Plan in May 2006, we granted 275,000 shares of restricted stock to Andre Hilliou and 35,000 shares of restricted stock to T. Wesley Elam. In March 2007, we granted 110,000 shares of restricted stock to Mark Miller. All of the above shares of restricted stock are fully vested. On April 26, 2011, our stockholders approved an additional 800,000 shares of common stock to be available under our Amended and Restated 2006 Incentive Compensation Plan. On June 1, 2011, we granted 300,000 shares of restricted stock to each of Andre Hilliou and Mark Miller, with both grants vesting on June 1, 2013. We also granted 50,000 shares of restricted stock to T. Wesley Elam, vesting in equal annual installments beginning on June 1, 2012. On January 15, 2013, we granted 50,000 shares of restricted stock to Deborah J. Pierce, our Chief Financial Officer, vesting in three equal annual installments beginning on January 15, 2014. On June 5, 2013, we granted 15,000 shares of restricted stock to Elaine L. Guidroz, our Secretary and General Counsel, vesting in three equal annual installments beginning on June 1, 2014. As of December 31, 2013, we had issued 1,863,000 shares of restricted stock under the plan, as amended, and there are 137,000 shares of common stock available for future issuance under the plan.

Equity Compensation Plan Information
The following table sets forth certain information as of December 31, 2013, about our equity compensation plans under which our equity securities are authorized for issuance.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	$—	$—	137,000	(1)
Equity compensation plans not approved by security holders	None	None	None
Total	$—	$—	137,000

(1)
  These shares were available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan.
Certain Relationships and Related Party Transactions
None.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information as of December 31, 2013 concerning the beneficial ownership of our common stock by:
•
  each person known by us to be the beneficial owner of more than 5% of our outstanding common stock,
•
  each of our directors and named executive officers, and
•
  all of our directors and executive officers as a group.
Unless otherwise listed above, the address for each of our officers and directors is c/o Full House Resorts, 4670 South Fort Apache Road, Suite 190, Las Vegas, Nevada 89147.

Name and Address of Beneficial Owner	Number of Shares Owned(1)		Percentage of Class Outstanding Before the Offering(1)	Percentage of Class Outstanding After the Offering(1)
Common Stock:
Andre Hilliou	631,700	(2)	3.37%
Mark J. Miller	464,796	(3)	2.48%
Deborah J. Pierce	50,800	(4)	*
Carl G. Braunlich	18,000		*
Kathleen Marshall	16,000		*
Kenneth R. Adams	24,900		*
All Officers and Directors as a Group (8 Persons)	1,333,231		7.11%
Allen E. Paulson Living Trust 514 Via De La Valle, Suite 210 Solana Beach, California 92075	1,776,887	(5)	9.48%
RMB Capital Management, LLC and Iron Road Capital Partners, LLC 115 S. LaSalle Street 34th Floor Chicago, IL 60603	954,466	(6)	5.09%

*
  Less than 1% of the outstanding shares of common stock.
(1)
  Shares are considered beneficially owned, for purposes of this table only, if held by the person indicated as beneficial owner, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares the power to vote, to direct the voting of and/or dispose of or to direct the disposition of, such security, or if the person has a right to acquire beneficial ownership within 60 days, unless otherwise indicated in these footnotes. Any securities outstanding which are subject to options or warrants exercisable within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.
(2)
  All shares are owned through the Hilliou Living Trust, of which Mr. Hilliou is co-trustee and co-beneficiary.
(3)
  All shares are owned through the Miller Family Living Trust of which Mr. Miller is a trustee and beneficiary.
(4)
  Includes 50,000 shares of restricted stock which vest in equal amounts on January 15, 2014, January 15, 2015 and January 15, 2016.
(5)
  Based on information disclosed in Form 4, as filed with the SEC on March 24, 2011. Vicki Paulson and Crystal Christensen are the co-trustees of the Allen E. Paulson Living Trust.
(6)
  Based on information disclosed in Schedule 13G, as filed with the SEC on February 14, 2013.

Description of Capital Stock
We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or by-laws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and by-laws.
Common Stock
The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no cumulative voting, preemptive or conversion rights, other subscription rights, or redemption or sinking fund provision.
Preferred Stock
We are authorized to issue 5,000,000 shares of preferred stock, $0.0001 par value per share. No shares of preferred stock are issued and outstanding. The issuance of additional shares of preferred stock could adversely affect the rights of the holders of common stock and therefore, reduce the value of the common stock.
Anti-Takeover Devices
Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Undesignated Preferred Stock
Our certificate of incorporation authorizes “blank-check” preferred stock, which means that our Board of Directors has the authority to designate one or more series of preferred stock without stockholder approval. These series of preferred stock may have superior rights, preferences and privileges over our common stock, including dividend rights, voting rights and liquidation preferences. The ability of our Board of Directors to issue shares of our preferred stock without stockholder approval could deter takeover offers and make it more difficult or costly for a third party to acquire us without the consent of our Board of Directors.
Section 203 of the Delaware General Corporation Law
In addition, our certificate of incorporation does not opt out of Section 203 of the Delaware General Corporation Law, which protects a corporation against an unapproved takeover by prohibiting a company from engaging in any business combination with any interested stockholder (defined as a stockholder owning more than 15% of the outstanding shares) for a period of three years from the time such stockholder became a 15% holder unless approved by our Board of Directors.
Transfer Agent and Registrar
We have appointed American Stock Transfer and Trust Co, 6201 15th Avenue, Brooklyn, New York 11219 (Telephone: (800) 937-5449) as our transfer agent and registrar.
Listing
Our common stock traded on the NYSE Amex under the symbol “FLL” until February 12, 2013. On February 13, 2013, our common stock commenced trading on the NASDAQ Capital Market under the symbol “FLL”.

Shares Eligible for Future Sale
General
We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”
As of September 30, 2013, we had a total of 18,750,681 shares of common stock outstanding. Of the outstanding shares, the 800,000 shares sold in our initial public offering, the 7,100,000 shares sold in our December 2006 equity offering and the number of shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144, may be sold only in compliance with the limitations described below.
The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144 under the Securities Act.
The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.
In addition, a total of 2,000,000 shares of our common stock is reserved for issuance under our 2006 Incentive Compensation Plan, which was amended and restated on April 26, 2011, of which 137,000 shares of common stock remain available for future issuance at December 31, 2013. See “Executive Compensation —  Equity Compensation Plan Information.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
  1% of the number of shares of our common stock then outstanding, which will equal approximately ___________ shares immediately after this offering; or
•
  the average weekly trading volume in our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Capital Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Lock-Up Agreements
In connection with this offering, each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event. See “Underwriting.”
Amended and Restated 2006 Incentive Compensation Plan
Our Amended and Restated 2006 Incentive Compensation Plan is designed to assist us, our subsidiaries and other designated affiliates, which we refer to as related entities, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us or our related entities, by enabling these persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between these persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. The total number of shares of common stock available for issuance under our Amended and Restated 2006 Incentive Compensation Plan is 2,000,000, of which 137,000 shares are available for future issuance as of December 31, 2013.

Material U.S. Federal Income and estate Tax Consequences
to non-U.S. Holders
The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders (as defined below). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. We have not sought and will not seek any rulings from the Internal Revenue Service, or IRS, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.
For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is neither an entity treated as a partnership for U.S. federal income tax purposes nor:
•
  an individual who is a citizen or resident of the United States;
•
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
It is assumed for purposes of this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code. Further, it does not address consequences that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, controlled foreign corporation, passive foreign investment companies, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, except as discussed below under “Federal Estate Tax,” this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in that partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Dividends
Although we do not intend to pay dividends on our common stock, subject to the discussion below on effectively connected income, distributions, if any, made to a non-U.S. holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a thirty percent rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide us with a properly-executed IRS Form W-8BEN, or other appropriate form, certifying the non-U.S. holder’s entitlement to benefits under that treaty. U.S. Treasury regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds our common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.
We generally are not required to withhold tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected (and are not exempt from U.S. federal income tax on net income under a treaty as described below), is filed with us. Effectively connected dividends will be subject to U.S. federal income tax on net income, generally in the same manner and at the regular graduated rates as if the non-U.S. holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected dividends would generally be subject to net U.S. federal income tax only if they are also attributable to a permanent establishment maintained by the holder in the United States. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of thirty percent (or such lower rate as may be specified by an applicable treaty) of the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may generally obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.
To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of such stock.
Gain on Disposition of Common Stock
Subject to the discussion below regarding backup withholding and legislation relating to foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained in the United States by the non-U.S. holder, (ii) the non-U.S. holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”).

If you are a non-U.S. holder to whom (i) above applies, you generally will be required to pay tax on the net gain derived from the sale at generally applicable U.S. federal income graduated tax rates, subject to an applicable income tax treaty providing otherwise, and corporate non-U.S. holders may be subject to the branch profits tax at a thirty percent rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in (ii) above, you will be required to pay a flat thirty percent tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses if you have timely filed tax returns with respect to such losses (even though you are not considered a resident of the United States).
With respect to (iii) above, it is unclear whether we are, or will be, a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets. If we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we were to constitute a USRPHC and an exception from U.S. federal income tax does not apply (e.g., because our common stock does not qualify as regularly traded on an established securities market or, if it does so qualify, you own more than five percent of our common stock during the relevant period), any gain derived from the sale would be treated as effectively connected with a trade or business in the United States, generally taxable in the manner described in (i) above, and a withholding tax could apply.
Information Reporting and Backup Withholding
Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence or establishment. Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN or IRS Form W-8ECI), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person, or the non-U.S. holder otherwise establishes an exemption. The backup withholding rate is currently twenty-eight percent.
Under current U.S. federal income tax law, information reporting and backup withholding will not apply to the proceeds of a sale or other taxable disposition of our common stock effected by or through a U.S. office of a broker provided the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker.
Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.
Legislation Relating to Foreign Accounts
Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined in this legislation) and certain other non-U.S. entities (including financial intermediaries). The legislation imposes a thirty percent withholding tax on dividends, or gross proceeds from the sale or other disposition of, common stock paid to a “foreign financial institution” or to a “non-financial foreign entity” (each as specially defined for this purpose), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as specially defined) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as specially defined), annually report certain information about such accounts, and withhold thirty percent on certain payments to account holders whose actions prevent it from complying with these reporting and other requirements and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain transition rules, any obligation under this legislation to withhold with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Prospective investors should consult their tax advisors regarding this legislation.
Federal Estate Tax
An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her taxable estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “non-U.S. holders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

Underwriting
Subject to the terms and conditions of the underwriting agreement, the underwriter named below, through their representatives, Macquarie Capital and ___________, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Macquarie Capital (USA) Inc.
Total
The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.
We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $___________ per share under the public offering price. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.
We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to ___________ additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option:

Total Fees
		Fees Per Share		Without Exercise of Option		With Full Exercise of Option
Discounts and commissions paid by us	$		$		$
In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $___________, all of which will be paid by us.
We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
Each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless the representatives waive, in writing, such extension. Transfers or dispositions can be made during the lock-up period without the consent of the representatives by (i) gift or other estate planning purposes, (ii) a charitable donation or gift, (iii) distribution to partners, members or stockholders or (iv) pledge in connection with a bona fide loan transaction, as applicable, provided that in the case of a transfer or disposition pursuant to (i), (iii) or (iv) above, other than in the case of shares being sold in this offering, the transferee or pledgee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may also make the transfers and dispositions noted above as well as (a) grant options, restricted stock units, and other awards pursuant to our Long-Term Incentive Plan; and (b) issue shares in connection with acquisitions, stock purchases or similar arrangements, where the recipient signs a lock-up agreement. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.
The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.
Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.
A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Legal Matters
Certain legal matters concerning this offering will be passed upon for us by Greenberg Traurig LLP, Las Vegas, Nevada. Certain legal matters concerning this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.
Experts
The consolidated balance sheets of Full House Resorts, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, included in this prospectus, have been so included in reliance on the report of Piercy Bowler Taylor & Kern, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.
The statements of operations, changes in members’ equity (deficiency), and cash flows of Silver Slipper Casino Venture, LLC for the nine months ended September 30, 2012 and the three months ended December 31, 2012, included in this prospectus, have been so included in reliance on the report of Piercy Bowler Taylor & Kern, independent auditors, given on the authority of that firm as experts in auditing and accounting.
The financial statements of Silver Slipper Casino Venture, LLC as of December 31, 2011 and 2010 included in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
Where You Can Find Additional Information
This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to the registration statement. We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act.
You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference rooms maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. We also make our filings with the SEC available at our website at www.fullhouseresorts.com.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements
Consolidated Statements of Operations for the year ended December 31, 2012 and 2011	F-3
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4
Consolidated Statements of Stockholders’ Equity as of December 31, 2012 and 2011	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2012 and 2011	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Condensed Financial Statements
Consolidated Statements of Operations for the nine months ended September 30, 2013 and 2012	F-25
Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-26
Consolidated Statements of Stockholders’ Equity for the nine months ended September 30, 2013, the year ended December 31, 2012 and the period ended September 30, 2012	F-27
Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-28
Notes to Consolidated Financial Statements	F-29
Report of Independent Auditors	F-38
Audited Financial Statements for Silver Slipper Casino Venture, LLC
Balance Sheets as of December 31, 2011 and 2010	F-39
Statements of Operations for the year ended December 31, 2011 and 2010	F-40
Statement of Changes in Members’ Equity (Deficit) as of December 31, 2011 and 2010	F-41
Statements of Cash Flows for the year ended December 31, 2011 and 2010	F-42
Notes to Financial Statements	F-43
Report of Independent Auditors	F-48
Audited Financial Statements for Silver Slipper Casino Venture, LLC
Statements of Operations for the nine months ended September 30, 2012 and three months ended December 31, 2012	F-49
Statement of Changes in Members’ Equity (Deficiency) for the nine months ended September 30, 2012 and three months ended December 31, 2012	F-50
Statements of Cash Flows for the nine months ended September 30, 2012 and three months ended December 31, 2012	F-51
Notes to Financial Statements	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Full House Resorts, Inc.
Las Vegas, NV
We have audited the accompanying consolidated balance sheets of Full House Resorts, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
/s/ Piercy Bowler Taylor & Kern
Piercy Bowler Taylor & Kern
Certified Public Accountants
Las Vegas, Nevada
March 5, 2013

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	December 31, 2012	December 31, 2011
Revenues
Casino	$112,649	$74,708
Food and beverage	6,223	4,517
Management fees	7,180	24,186
Other operations	2,708	2,050
	128,760	105,461
Operating costs and expenses
Casino	62,976	42,509
Food and beverage	5,973	4,469
Other operations	5,614	4,465
Project development and acquisition costs	1,861	793
Selling, general and administrative	37,003	25,429
Depreciation and amortization	6,884	7,001
	120,311	84,666
Operating gains (losses)
Gain on sale of joint venture	41,189	—
Equity in net income of unconsolidated joint venture, and related guaranteed payments	—	3,306
Impairment losses	—	(4,920)
Unrealized losses on notes receivable, tribal governments	—	(8)
	41,189	(1,622)
Operating income	49,638	19,173
Other income (expense)
Interest expense	(2,731)	(2,838)
Gain (loss) on derivative instruments	8	(513)
Other income (expense)	(6)	8
Loss on extinguishment of debt	(1,719)	—
	(4,448)	(3,343)
Income before income taxes	45,190	15,830
Income tax expense	15,175	3,240
Net income	30,015	12,590
Income attributable to noncontrolling interest in consolidated joint venture	(2,181)	(10,247)
Net income attributable to the Company	$27,834	$2,343
Net income attributable to the Company per common share	$1.49	$0.13
Weighted-average number of common shares outstanding	18,677,544	18,397,599
See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and equivalents	$20,603	$14,707
Accounts receivable, net of allowance for doubtful accounts of $959 and $1,158	2,657	4,865
Prepaid expenses	5,744	2,487
Deferred tax asset	2,110	751
Other	1,225	404
	32,339	23,214
Property and equipment, net of accumulated depreciation	83,673	38,668
Long-term assets related to tribal casino projects
Notes receivable, net of allowance of $662 in 2011	—	—
Contract rights, net of accumulated amortization of $0 and $6,493	—	10,873
	—	10,873
Other assets
Goodwill	22,127	7,456
Intangible assets, net of accumulated amortization of $1,506 and $425	18,106	11,721
Long term deposits	301	142
Loan fees, net of accumulated amortization of $496 and $934	5,159	1,898
Deferred tax asset	1,020	646
	46,713	21,863
	$162,725	$94,618
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,532	$1,614
Income taxes payable	7	2,410
Accrued player club points and progressive jackpots	2,378	1,751
Accrued payroll and related	4,107	4,034
Other accrued expenses	3,808	2,427
Current portion of long-term debt	2,500	4,950
	15,332	17,186
Long-term debt, net of current portion	66,250	21,987
Deferred tax liability	10	—
	81,592	39,173
Stockholders’ equity
Common stock, $.0001 par value, 100,000,000 shares authorized; 20,036,276 and 20,030,276 shares issued	2	2
Additional paid-in capital	44,707	43,448
Treasury stock, 1,356,595 common shares	(1,654)	(1,654)
Retained earnings	38,078	8,508
	81,133	50,304
Non-controlling interest in consolidated joint venture	—	5,141
	81,133	55,445
	$162,725	$94,618
See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

	Common stock		Additional paid-in capital	Treasury stock		Retained Earnings	Noncontrolling interest	Total Stockholders’ Equity
December 31, 2012	Shares	Dollars		Shares	Dollars
Beginning balances	20,030	$2	$43,448	1,357	$(1,654)	$8,508	$5,141	$55,445
Previously deferred share-based compensation recognized	—	—	1,242	—	—	—	—	1,242
Issuances of common stock	6	—	17	—	—	—	—	17
Distributions to non- controlling interest in consolidated joint venture	—	—	—	—	—	—	(3,586)	(3,586)
Sale of interest in joint venture	—	—	—	—	—	1,736	(3,736)	(2,000)
Net income	—	—	—	—	—	27,834	2,181	30,015
Ending balances	20,036	$2	$44,707	1,357	$(1,654)	$38,078	$—	$81,133

	Common stock		Additional paid-in capital	Treasury stock		Retained Earnings	Noncontrolling interest	Total Stockholders’ Equity
December 31, 2011	Shares	Dollars		Shares	Dollars
Beginning balances	19,364	$2	$42,700	1,357	$(1,654)	$6,165	$5,582	$52,795
Issuance of share based compensation	660	—	—	—	—	—	—	—
Previously deferred share-based compensation recognized	—	—	724	—	—	—	—	724
Issuances of common stock	6	—	24	—	—	—	—	24
Distributions to non-controlling interest in consolidated joint venture	—	—	—	—	—	—	(10,688)	(10,688)
Net income	—	—	—	—	—	2,343	10,247	12,590
Ending balances	20,030	$2	$43,448	1,357	$(1,654)	$8,508	$5,141	$55,445
See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2012	2011
Cash flows from operating activities:
Net income attributable to the Company	$27,834	$2,343
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of unconsolidated investee	—	(1,754)
Distributions from unconsolidated investee	—	1,946
Non-controlling interest in consolidated joint venture	2,181	10,247
Gain on sale of joint venture	(41,189)	—
Depreciation	5,270	4,205
Amortization of gaming and other rights	593	2,372
Nambé notes receivable impairment loss adjustment	—	420
Stockman’s goodwill impairment loss adjustment	—	4,500
Loss on derivative	—	513
Amortization of loan fees	2,395	838
Amortization of player loyalty program, land lease and water rights	1,021	425
Other	90	57
Deferred and share-based compensation	1,259	748
Increases and decreases in operating assets and liabilities:
Accounts receivable, net	2,840	(702)
Prepaid expenses	(1,460)	(785)
Deferred tax	(1,724)	(1,295)
Other assets	(442)	52
Accounts payable and accrued expenses	(567)	2,962
Income taxes payable	(2,402)	2,025
Deferred tax liability	—	(2,110)
Net cash (used in) provided by operating activities	(4,301)	27,007
Cash flows from investing activities:
Proceeds from sale of joint venture	49,658	—
Purchase of property and equipment	(2,986)	(3,234)
Proceeds from sale of assets	96	10
Silver Slipper deposits and other capitalized acquisition costs	(1,286)	—
Rising Star deposits and other capitalized acquisition costs	—	(19,514)
Grand Lodge acquisition	—	75
Trademark	(7)	(17)
Other	(204)	(45)
Net cash provided by (used in) investing activities	45,271	(22,725)
Cash flows from financing activities:
Repayment of long-term debt	(28,187)	(6,600)
Distributions to non-controlling interest in consolidated joint venture	(3,323)	(10,688)
Proceeds from borrowings	—	15,104
Loan fees	(3,564)	(649)
Deferred offering costs	—	(36)
Net cash used in financing activities	(35,074)	(2,869)
Net increase in cash and equivalents	5,896	1,413
Cash and equivalents, beginning of year	14,707	13,294
Cash and equivalents, end of year	$20,603	$14,707

SUPPLEMENTAL CASH FLOW INFORMATION:	2012	2011
Cash paid for interest	$1,877	$2,010
Cash paid for income taxes	$21,876	$4,706
Purchases of property and equipment financed with prior year deposit	$—	$5,000
Borrowings paid directly to sellers and vendors at closing	$70,000	$—
See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
  ORGANIZATION, NATURE AND HISTORY OF OPERATIONS
Nature of operations and key relationships.   Full House Resorts, Inc. (“we,” “us,” “our,” “Full House” or the “Company”), develops, manages, operates, and/or invests in gaming related enterprises. We continue to actively investigate, individually and with partners, new business opportunities, and our long-term strategy is to continue deriving revenues primarily from owned operations as well as management fees. In furtherance of that strategy we made significant acquisitions of the Rising Star Casino Resort (“Rising Star”) in 2011 and the Silver Slipper Casino (“Silver Slipper”) in 2012. With the sale of the management agreement for the FireKeepers Casino in Michigan also in 2012, we have transitioned the primary source of our revenues to owned entities.
We currently own three properties, the Rising Star located in Rising Sun, Indiana, the Silver Slipper located in Bay St. Louis, Mississippi and Stockman’s Casino (“Stockman’s”) located in Fallon, Nevada. We lease one property, the Grand Lodge Casino (“Grand Lodge”) at the Hyatt Regency Lake Tahoe Resort, Spa and Casino located in Incline Village, Nevada on the North Shore of Lake Tahoe. We manage the Buffalo Thunder Casino and Resort (“Buffalo Thunder”) and the Cities of Gold and Sports Bar casino facilities, both located in Santa Fe, New Mexico, for the Pueblo of Pojoaque pursuant to an agreement with a three year term expiring May 2014.
Previously we managed, through a 50% joint venture, the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi (“the Michigan Tribe”) pursuant to a 7-year management agreement with the Michigan Tribe. On March 30, 2012, the joint venture sold the equity of the joint venture and the management agreement to the FireKeepers Development Authority (“FDA”), a tribal entity formed by the Michigan Tribe, for $97.5 million.
On October 1, 2012, we acquired all of the outstanding membership interest of the entity operating the Silver Slipper for $69.3 million, exclusive of net working capital balances, fees and expenses. The sale of the equity interests of the joint venture managing FireKeepers Casino and the related management agreement to the FDA and the subsequent purchase of the Silver Slipper in 2012 significantly transitioned us from an operating company that principally managed gaming properties to an operating company that principally derives revenues from owned operations.
Silver Slipper.   The Silver Slipper is on the far west end of the Mississippi Gulf Coast (22 miles west of Gulfport, 34 miles from Biloxi) in Bay St. Louis, Mississippi and is approximately one hour (56 miles) from New Orleans, Louisiana. The property has over 37,000 square feet of gaming space containing approximately 1,000 slot and video poker machines, 26 table games, a poker room and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
We acquired all of the outstanding membership interests in Silver Slipper Casino Venture LLC, the owner of the Silver Slipper, on October 1, 2012, for $69.3 million, exclusive of net working capital balances, fees and expenses.
Rising Star.   On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. We renamed the property as the Rising Star Casino Resort in August 2011. The property has 40,000 square feet of casino space and includes over 1,300 slot and video poker machines, 37 table games, a 190-room hotel, five dining outlets and an 18-hole Scottish links golf course.
Grand Lodge.   On September 1, 2011, we purchased the operating assets of the Grand Lodge and entered into a 5-year lease with Hyatt Equities LLC for the casino space in the Hyatt Regency Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The lease has an option, subject to mutual agreement, to renew for an additional 5-year term. The Grand Lodge has 18,900 square feet of casino space featuring approximately 257 slot machines, 16 table games and 4 poker tables.

Stockman’s.   We acquired Stockman’s Casino in Fallon, Nevada (“Stockman’s”) on January 31, 2007. Stockman’s has approximately 8,400 square feet of gaming space with approximately 265 slot machines, four table games and keno. The facility also has a bar, a fine dining restaurant and a coffee shop.
Stockman’s is located on the west side of Fallon on Highway 50, approximately 60 miles east of Reno, Nevada. It is the largest of several casinos in the Churchill County area. Churchill County’s population is approximately 25,000, and includes a nearby naval air base which has a significant economic impact on our business. Of the nine casinos currently operating in the Fallon, Nevada market, our major competitors are three other casinos that are smaller than Stockman’s both in size and in number of gaming machines.
Buffalo Thunder.   In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission (“NIGC”) as a management contract, to advise on the operations of the Buffalo Thunder Casino and Resort (“Buffalo Thunder”) in Santa Fe, New Mexico along with the Pueblo’s Cities of Gold and Sports Bar casino facilities. We receive a base consulting fee of $0.1 million per month plus quarterly success fee based on achieving certain financial targets and incur only minimal incremental operating costs related to the contract. Our management and related agreements with the Buffalo Thunder became effective on September 23, 2011. The Buffalo Thunder features approximately 1,200 slot machines, 18 table games and a poker room and the property’s gaming space covers approximately 61,000 square feet. The Cities of Gold and Sports Bar casino facilities include a simulcast area.
GEM.   Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC (“GEM”), a joint venture with RAM Entertainment, LLC, a privately-held investment company. GEM had the exclusive right to provide casino management services at the FireKeepers Casino for the Michigan Tribe for seven years commencing on August 5, 2009. On December 2, 2010, the FDA entered into a hotel consulting services agreement with GEM, as the consultant, related to the FireKeepers Casino phase II development project, which included development of a hotel, multi-purpose/ballroom facility, surface parking and related ancillary support spaces and improvements. GEM was to perform hotel consulting services for a fixed fee of $12,500 per month, continuing through to the opening of the project, provided the total fee for services did not exceed, in the aggregate, $0.2 million. On May 22, 2012, we signed an amendment to the hotel consulting services agreement extending the terms of the agreement through November 2012.
In addition to the $97.5 million sale price, the FDA paid RAM and us $1.2 million each, equal to the management fee that would have been earned under the management agreement for April 2012.
GED.   Until August 31, 2011, we were a noncontrolling 50% investor in Gaming Entertainment (Delaware), LLC (“GED”), a joint venture with Harrington Raceway, Inc. (“HRI”). GED had a 15 year management contract through August 2011 with Harrington Casino at the Delaware State Fairgrounds in Harrington, Delaware.
2.
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and accounting.   The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, including the Silver Slipper, Rising Star, Grand Lodge and Stockman’s. GEM, a 50%-owned investee that was jointly owned by RAM Entertainment, LLC (“RAM”), until March 30, 2012, was consolidated pursuant to the relevant portions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 810, “Consolidation.” We accounted for our investment in GED (Note 3) using the equity method of accounting. All material intercompany accounts and transactions have been eliminated.
We have elected to not adopt the option available under ASC Topic 825, “Financial Instruments”, to measure any of our eligible financial instruments or other items. Accordingly, except where carried at estimated fair value under other generally accepted accounting principles and disclosed herein (Note 4), we continue to measure all of our assets and liabilities on the historical cost basis of accounting.
Use of estimates.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Certain of the accounting policies, including the determination of player loyalty program liability, the estimated useful lives assigned to assets, asset impairment, collectability of receivables, valuation of derivative instruments, purchase price allocations made in connection with acquisitions and the calculation of income tax liabilities, require application of significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
The significant accounting estimates inherent in the preparation of our financial statements primarily include management’s valuation of Stockman’s and Rising Star’s goodwill and purchase price allocations made in connection with our acquisitions. Other accounting estimates include management’s opinion of collectability of receivables and fair value estimates related to valuation of receivables, as well as estimates related to lives of depreciable and amortizable assets and proper calculation of payroll liabilities such as paid time off, medical benefits, bonus accruals and other liabilities including slot club points and tax liabilities. Various assumptions, principally affecting the timing and other factors, underlie the determination of some of these significant estimates. The process of determining significant estimates is fact-and project-specific and takes into account factors such as historical experience and current and expected legal, regulatory and economic conditions. Estimates and assumptions are regularly evaluated, particularly in areas, if any, where changes in such estimates and assumptions could have a material impact on the results of operations, financial position and, generally to a lesser extent, cash flows. Where recoverability of these assets or planned investments are contingent upon the successful development and management of a project, the following items are evaluated: likelihood that the project will be completed, prospective market dynamics and how the proposed facilities should compete in that setting in order to forecast future cash flows necessary to recover the recorded value of the assets or planned investment. Conclusions are reviewed as warranted by changing conditions.
Cash equivalents.   Cash in excess of daily requirements is invested in highly liquid short-term investments with initial maturities of three months or less when purchased and are reported as cash equivalents in the consolidated financial statements.
Fair value of financial instruments.   The carrying value of our cash and equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The estimated fair values of our debt approximates their recorded values as of the balance sheet dates presented, based on level 2 inputs consisting of interest rates offered to us for loans of the same or similar remaining maturities and bearing similar risks.
Concentrations and economic risks and uncertainties.   The United States and the world has experienced a widespread and severe economic slowdown accompanied by, among other things, weakness in consumer spending including gaming activity and reduced credit and capital financing availability, all of which have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in the Gulf Coast, Indiana, northern Nevada, and New Mexico. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.
Accounts receivable are uncollateralized and carried, net of an appropriate allowance, at their estimated collectible value based on customers’ past credit history and current financial condition and on current general economic conditions. Since credit is extended on a short-term basis, accounts receivables do not normally bear interest. The allowances for doubtful accounts are estimated by management for accounts that are partially or entirely uncollectible. We record uncollectible allowances over 90 days old as a charge to selling, general and administrative expenses. Accounts receivable consists primarily of returned checks and markers. We review the receivables and related aging to estimate a factor for estimating the allowance for our receivables.
Property and equipment.   Property and equipment (Note 7) is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Estimates and assumptions are made when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Depreciation expense is highly dependent on the assumptions made about our assets’ estimated useful lives. The estimated useful lives are determined based on experience with similar assets and estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, the change is accounted for prospectively. Property and equipment and other long-lived assets are evaluated for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10.
Intangible Assets.   Our finite-lived intangible assets include customer relationship player loyalty programs, land leases, water rights and bank loan fees. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
The player loyalty programs represent the value of repeat business associated with Silver Slipper’s and Rising Star’s loyalty programs. The value of the loyalty programs were determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analysis for the active rated player was based on projected revenues and attrition rates.
Costs incurred in obtaining long-term financing are included in loan fees, net of amortization over the life of the related debt. As of December 31, 2011, we had incurred $2.6 million in loan fees related to a Credit Agreement with Wells Fargo (the “Wells Fargo Credit Agreement”), and amortization was begun using the effective interest method beginning March 31, 2011, when the debt was drawn. Upon the early $24.8 million repayment and termination of our existing long term debt on March 30, 2012, we recorded a non-cash charge to expense, loss on extinguishment of debt, for the remaining unamortized loan fees of $1.7 million and loan administrative fees. As of December 31, 2012, we had incurred $5.7 million in loan fees related to the First and Second Lien Credit Agreements, and amortization began using the effective interest method on October 1, 2012, when the debt was drawn.
The amount of expected amortization over each of the next five years will be approximately $4.5 million in 2013, $4.0 million in 2014, $2.8 million in 2015, $0.3 million in 2016 and $0.1 million in 2017.
Indefinite-lived intangible assets include goodwill, trademarks and certain license rights. Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The value of the Rising Star gaming license was determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the gaming license. The other gaming license values are based on actual costs. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Amortizations of contract rights are on a straight-line basis over the contractual lives of the assets. The contractual lives may include, or not begin until after, a development period and/or the term of the subsequent management agreement.
Goodwill.   Goodwill represents the excess of the purchase price over fair market value of net assets acquired in connection with the Silver Slipper, Rising Star and Stockman’s operations. We perform a quarterly review of goodwill and whenever there might be an impairment “triggering” event as described in ASC Topic 360.
The review of goodwill as of September 30, 2011, resulted in a $4.5 million goodwill impairment for Stockman’s and the related assets using a market approach (Note 6). The calculation, which is subject to change as a result of future economic uncertainty, contemplates changes for both current year and future year estimates in earnings and the impact of these changes to the fair value of Stockman’s, although there is always some uncertainty in key assumptions including projected future earnings growth.
Revenue recognition and promotional allowances.   Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (commonly called “casino front money”) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed, net of revenue-based taxes. Advance ticket sales are recorded as deferred revenue until services are provided to the customer. Revenues are recognized net of certain sales incentives, and accordingly, cash incentives to customers for gambling activity, including the cash value of points redeemed by Players Club members, totaling $6.7 million and $5.0 million have been recognized as a direct reduction of casino revenue in 2012 and 2011, respectively, as noted in the table below. Sales and similar revenue-linked taxes collected from customers are excluded from revenue and recorded as a liability payable to the appropriate taxing authority and included in accrued expenses. Revenue also does not include the retail value of accommodations, food and beverage, and other services gratuitously furnished to customers totaling $15.4 million in 2012 and $9.8 million in 2011. The estimated cost of providing room, food and beverage and other incentives is included primarily in casino expenses, as noted in the table below (in thousands):

	2012	2011
Rooms	$3,588	$2,388
Food and beverage	9,249	5,478
Other incentives	1,120	863
	$13,957	$8,729
Derivative instruments and hedging activities.   We had adopted the accounting guidance for derivative instruments and hedging activities (ASC Topic 815, “Derivatives and Hedging”), as amended, to account for our interest rate swap (“Swap”), until the pay-off of the related debt on March 30, 2012. The accounting guidance required us to recognize our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument agreement depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The derivative instrument was not designated as a hedge for accounting purposes. The change in fair value was recorded in the consolidated statement of operations in the period of change. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, were recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement. Fluctuations in interest rates caused the fair value of our derivative instrument to change each reporting period.
Share-based compensation.   On June 1, 2011, our compensation committee approved the issuance of 660,000 shares of restricted stock, then valued at the closing price of our stock ($3.88), with no discount. For 2012 and 2011, share-based compensation expense of approximately $1.2 million and $0.07 million respectively, from stock awards (Note 12) is included in general and administrative expense. Unvested stock grants made in connection with our incentive compensation plan were viewed as a series of individual awards and the related share-based compensation expense was deferred and recorded as unearned stock-based compensation, shown as a reduction of stockholders’ equity, and will be amortized into operations as compensation expense as services are provided on a straight-line basis over the vesting period. The value of the restricted stock at the date of grant is amortized through expense over the requisite service period using the straight-line method. We grant shares of restricted stock, rather than options, to key members of management and the board of directors. There have been no forfeitures of such restricted shares granted and there are currently 639,999 shares of unvested stock grants. The majority of the shares (600,000) will fully vest on June 1, 2013. The remaining shares have a three year vesting schedule as follows: 20,001 on June 1, 2012, 20,001 on June 1, 2013, and 19,998 on June 1, 2014. Vesting is contingent upon certain conditions, including continuous service of the individual recipients.
Legal defense costs.   We do not accrue for estimated future legal and related defense costs, if any, to be incurred in connection with outstanding or threatened litigation and other disputed matters but rather, record such as period costs when the related services are rendered.

Income taxes.   Income tax-related interest and penalties, if any, are treated as part of income tax expense.
Income per common share.   Basic income or earnings per share (“EPS”) is computed based upon the weighted-average number of common shares outstanding during the year. Diluted EPS is computed based upon the weighted average number of common and common equivalent shares if their effect upon exercise would have been dilutive using the treasury stock method. As of December 31, 2012 and 2011, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted EPS are equal.
Reclassifications.   Certain minor reclassifications in prior year balances have been made to conform to the current presentation, which had no effect on previously reported net income.
Recently Issued Accounting Pronouncements.   None.
3.
  VARIABLE INTEREST ENTITIES
GED.   Our investment in unconsolidated joint venture was comprised of a 50% ownership interest in GED, a joint venture between us and HRI. GED had a management agreement through August 31, 2011 with HRI for the management of Harrington Raceway and Casino (“Harrington”) (formerly known as Midway Slots and Simulcast), which is located in Harrington, Delaware. Under the terms of the joint venture agreement, as restructured in 2007, we received the greater of 50% of GED’s member distribution as prescribed under the joint venture agreement, or a 5% growth rate in its 50% share of GED’s prior year member distribution through the expiration of the GED management contract on August 31, 2011. GED was a variable interest entity due to the fact that we had limited exposure to risk of loss. Therefore, we did not consolidate, but accounted for its investment using the equity method.
We sold our interest in GED to HRI during the fourth quarter of 2011 and we therefore had no investment in GED as of December 31, 2011.
GED had no non-operating income or expenses, was treated as a partnership for income tax reporting purposes and consequently recognized no federal or state income tax provision. As a result, income from operations for GED is equal to its net income for each period presented, and there were no material differences between GED’s income for financial and tax reporting purposes.
GED CONDENSED STATEMENT OF INCOME INFORMATION
(In thousands)

	Twelve Months Ended:
	December 31, 2012	December 31, 2011
Revenues	$—	$21,292
Net income	—	3,507
GEM.   We directed the day-to-day operational activities of GEM which significantly impacted GEM’s economic performance, prior to the sale of our interest on March 30, 2012, and therefore, we were the primary beneficiary pursuant to the relevant portions of FASB ASC Topic 810 “Consolidation” [ASC 810-10-25 Recognition of Variable Interest Entities, paragraphs 38-39]. As such, the joint venture was a variable interest entity that was consolidated in our financial statements.
As of December 31, 2011 GEM’s current assets were $2.5 million and included the FireKeepers management fee receivable.

An unaudited summary of GEM’s operations follows (In thousands):
GEM CONDENSED BALANCE SHEET INFORMATION

	December 31, 2012	December 31, 2011
Current assets	$—	$2,457
Long-term assets	—	7,916
Current liabilities	—	90
GEM CONDENSED STATEMENT OF INCOME INFORMATION

	Twelve Months Ended:
	December 31, 2012	December 30, 2011
Revenues	$5,340	$23,256
Net income	4,362	20,494
4.
  NOTES RECEIVABLE, TRIBAL GOVERNMENTS
We had a note receivable related to advances made to, or on behalf of, Nambé Pueblo to fund tribal operations and development expenses related to a potential casino project. Repayment of this note was conditioned upon the development of the project, and ultimately, the successful operation of the casino. Subject to such condition, our agreements with the Nambé Pueblo tribe provided for the reimbursement of these advances plus applicable interest, if any, either from the proceeds of any outside financing of the development and the actual operation itself.
Management fully reserved the value of the note receivable from the Nambé Pueblo to $0.0 million and recognized the impairment of the note receivable during the third quarter of 2011. As of September 30, 2012, the Nambé Pueblo note receivable was written off, due to the probability that the project will not be completed and collection is unlikely.
5.
  CONTRACT RIGHTS
Contract rights were comprised of the following as of December 31, 2012 and December 31, 2011 (in thousands):

2012	Cost	Accumulated Amortization	Disposal	Net
FireKeepers project, initial cost	$4,155	$(1,583)	$(2,572)	$—
FireKeepers project, additional	13,210	(5,503)	(7,707)	—
	$17,365	$(7,086)	$(10,279)	$—

2011	Cost	Accumulated Amortization	Disposal	Net
FireKeepers project, initial cost	$4,155	$(1,434)	$—	$2,721
FireKeepers project, additional	13,210	(5,058)	—	8,152
	$17,365	$(6,492)	$—	$10,873
Amortization over the management contract period (seven years) commenced on the additional contract rights at the opening date of the FireKeepers Casino on August 5, 2009. Of the remaining contract rights, $7.5 million were sold with our interest in GEM, to the FDA on March 30, 2012, and the remaining $2.8 million were expensed.

6.
  GOODWILL & OTHER INTANGIBLES
Goodwill represents the excess of the purchase price over fair market value of net assets acquired in connection with Silver Slipper, Rising Star and Stockman’s operations. Goodwill was $14.7 million for Silver Slipper, $1.6 million for Rising Star and $5.8 million for Stockman’s as of December 31, 2012. Goodwill was $1.6 million for Rising Star and $5.8 million for Stockman’s as of December 31, 2011. Our review of Stockman’s and Rising Star goodwill as of December 31, 2012, resulted in approximately a 1% and 19% excess, respectively, of estimated fair value over the carrying value of goodwill and related assets using a market approach considering an earnings multiple of 6.25 times. These calculations, which are subject to change as a result of future economic uncertainty, contemplate changes for both current year and future year estimates in earnings and the impact of these changes to the fair value of Stockman’s and the Rising Star, although there is always some uncertainty in key assumptions including projected future earnings growth.
We acquired the Rising Star on April 1, 2011 for approximately $52.0 million. The goodwill of $1.6 million is the excess purchase price over the assets purchased. We acquired the Silver Slipper on October 1, 2012 for approximately $69.3 million, exclusive of cash and working capital in the amount $6.7 million and $2.9 million, respectively. The goodwill of $14.7 million is the excess purchase price over the assets purchased.

	Year ended December 31, 2012 (in thousands)
	Balance at beginning of the year	Changes during the year	Balance at end of the year
Stockman’s Goodwill	$5,809	$—	$5,809
Rising Star Goodwill	1,647	—	1,647
Silver Slipper Goodwill	—	14,671	14,671
Goodwill, net of accumulated impairment losses	$7,456	$14,671	$22,127

	Year ended December 31, 2011 (in thousands)
	Balance at beginning of the year	Changes during the year	Balance at end of the year
Stockman’s Goodwill	$10,309	$(4,500)	$5,809
Rising Star Goodwill	—	1,647	1,647
Goodwill, net of accumulated impairment losses	$10,309	$(2,853)	$7,456

Other Intangible Assets:
Other intangible assets, net consist of the following (in thousands):

	December 31, 2012
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Asset, Net
Amortizing Intangible assets:
Player Loyalty Program – Rising Star	3	$1,700	$(992)	$—	$708
Player Loyalty Program – Silver Slipper	3	5,900	(492)	—	5,408
Land Lease and Water Rights – Silver Slipper	46	1,420	(23)	—	1,397
Wells Fargo Bank Loan Fees	5	2,614	(924)	(1,690)	—
Capital One Bank Loan Fees	3	4,671	(434)	—	4,237
ABC Funding, LLC Loan Fees	4	984	(62)	—	922
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License-Mississippi	Indefinite	115	—	—	115
Gaming License-Nevada	Indefinite	542	—	—	542
Trademarks	Indefinite	36	—	—	36
		$27,882	$(2,927)	$(1,690)	$23,265

	December 31, 2011
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Asset, Net
Amortizing Intangible assets:
Player Loyalty Program – Rising Star	3	$1,700	$(425)	$—	$1,275
Nevada State Bank Loan Fees	15	219	(219)	—	—
Wells Fargo Bank Loan Fees	5	2,614	(716)	—	1,898
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License- Nevada	Indefinite	485	—	32	517
Trademarks	Indefinite	27	—	2	29
		$14,945	$(1,360)	$34	$13,619

Player Loyalty Program
The player loyalty programs represent the value of repeat business associated with Silver Slipper’s and Rising Star’s loyalty programs. The value of $5.9 million and $1.7 million of the Silver Slipper and Rising Star player loyalty programs, respectively, were determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analysis for the active rated player was based on projected revenues and attrition rates. Silver Slipper and Rising Star maintain historical information for the proportion of revenues attributable to the rated players for gross gaming revenue.
Land Lease and Water Rights
In November 2004, Silver Slipper entered into a lease agreement with Cure Land Company, LLC for approximately 38 acres of land (“Land Lease”), which includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel, on which the Silver Slipper was subsequently built, as discussed in

Note 11. The $1.0 million land lease represents the excess fair value of the land over the estimated net present value of the land lease payments. The $0.4 million of water rights represents the fair value of the water rights based upon the current market rate in Hancock County, Mississippi.
Loan Fees
Loan fees incurred and paid as a result of debt instruments were accumulated and amortized over the term of the related debt, based on an effective interest method. Loan fees incurred for Nevada State Bank resulted from the credit facility to purchase Stockman’s in 2007. In March 2011, the credit facility with Nevada State Bank was terminated and the amortization of the loan fees was accelerated. We recognized amortization expense of $0.2 million during the first quarter of 2011 as a result of the termination. On October 29, 2010 we entered into the Wells Fargo Credit Agreement. In December 2010, we entered into a Commitment Increase Agreement to increase the funds available under the Wells Fargo Credit Agreement. Loan fees related to the Wells Fargo debt were $2.6 million and were to be amortized over the five-year term of the loan. We paid off the remaining $25.3 million in debt, which consisted of $24.8 million of our existing long term debt and $0.5 million due on the interest rate swap agreement related to the Wells Fargo Credit Agreement as of March 30, 2012 and therefore expensed the net remaining loan fees of $1.7 million, after the necessary amortization expense in the first quarter of 2012. We incurred $4.7 million related to obtaining the First Lien Credit Agreement with Capital One, as administrative agent and $1.0 million related to obtaining the Second Lien Credit Agreement with ABC Funding, LLC as administrative agent as discussed in Note 8, which are being amortized over the terms of the agreements beginning October, 2012. The aggregate amortization was $0.7 million and $0.8 million for the twelve months ended December 31, 2012 and December 31, 2011, respectively.
Gaming Licenses
Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The value of $9.9 million of the Rising Star gaming license was determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the gaming license. The other gaming license values are based on actual costs. Gaming licenses are not subject to amortization as they have indefinite useful lives and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the gaming licenses may not be recoverable. We reviewed existing gaming licenses as of December 31, 2011 and recognized a write down of $0.03 million related to gaming licensing costs pertaining to a former director, who is no longer affiliated with the organization and $0.02 million related to costs for a new license to be obtained. We incurred $0.1 million in costs related to obtaining a Mississippi gaming license for the purchase of all of the outstanding membership interest of Silver Slipper Casino Venture LLC which owns and operates the Silver Slipper.
Trademark
Trademarks are based on the legal fees and recording fees related to the trademark of the “Rising Star Casino Resort” name, and variations of such name. Trademarks are not subject to amortization, as they have an indefinite useful life and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the trademark may not be recoverable.
Current & Future Amortization
We amortize our definite-lived intangible assets, including our player loyalty programs, loan fees, land leases and water rights over their estimated useful lives. The aggregate amortization expense was $1.7 million and $1.3 million for the twelve months ended December 31, 2012 and December 31, 2011, respectively.
Total amortization expense for intangible assets for the years ending December 31, 2013, 2014, 2015, 2016 and 2017 is anticipated to be approximately $4.5 million, $4.0 million, $2.8 million, $0.3 million, and $0.1 million, respectively.

7.
  PROPERTY AND EQUIPMENT
At December 31, 2012 and 2011, property and equipment consists of the following (in thousands):

	2012	2011
Land and improvements	$9,907	$10,568
Buildings and improvements	70,401	25,805
Furniture and equipment	19,649	13,376
	99,957	49,749
Less accumulated depreciation	(16,284)	(11,081)
	$83,673	$38,668
8.
  LONG-TERM DEBT
At December 31, 2012 and 2011, long-term debt consists of the following (in thousands):

	2012	2011
Long-term debt, net of current portion:
Term loan agreement, $50.0 million on June 29, 2012, funding on October 1, 2012, maturing October 1, 2015, interest greater of elected LIBOR, or 1.0%, plus margin [4.00%-4.75%], LIBOR rate elections can be made based on a 30 day, 60 day, 90 day or six-month LIBOR and margins are adjusted quarterly. (4.75% during the quarter and year ended December 31, 2012)	$48,750	$—
Term loan agreement, $20.0 million on October 1, 2012, maturing October 1, 2016, interest rate is fixed at 13.25% per annum. (13.25% during the quarter and year ended December 31, 2012)	20,000	—
Term loan agreement, $33.0 million on October 29, 2010, scheduled maturity June 30, 2016, interest greater of 1 month LIBOR, or 1.5%, plus margin [4.5%-5.5%], LIBOR rates and margins are adjusted quarterly. (7.0% during the quarter and year ended December 31, 2011)	—	26,400
Swap agreement, $20.0 million on January 7, 2011, effective April 1, 2011, scheduled maturity April 1, 2016, interest received based on 1 month LIBOR, and paid at a fixed rate of 1.9% through August 31, 2011. The Swap was re-designated in September 2011 with interest to be received at the greater of 1.5% or 1 month LIBOR, and paid at a fixed rate of 3.06% until maturity. (average net settlement rates during the quarter and year ended December 31, 2011 were 1.56% and 1.62%, respectively)	—	537
Less current portion	(2,500)	(4,950)
	$66,250	$21,987
Credit Agreement with Wells Fargo.   In 2010, we, as borrower, entered into the Wells Fargo Credit Agreement with the financial institutions listed therein (the “Lenders”) and Wells Fargo Bank, National Association as administrative agent for the Lenders, as collateral agent for the Secured Parties (as defined in the Wells Fargo Credit Agreement), as security trustee for the Lenders, as Letters of Credit Issuer and as Swing Line Lender. The funds available under the original Wells Fargo Credit Agreement as of March 31, 2011 were $38.0 million, consisting of a $33.0 million term loan and a revolving line of credit of $5.0 million.

The initial funding date of the Wells Fargo Credit Agreement occurred March 31, 2011, when we borrowed $33.0 million on the term loan which was used to fund our acquisition of Grand Victoria Casino & Resort in Rising Sun, Indiana on April 1, 2011. In August 2011, the property was renamed the Rising Star Casino Resort. On March 30, 2012, we used a portion of the proceeds from the sale of our interest in GEM to pay off our remaining outstanding debt of $25.3 million, which consisted of $24.8 million of our existing long term debt and $0.5 million due on the Swap, and to extinguish the credit facility and related interest-rate hedge.
Loss on Extinguishment of Wells Fargo Debt.   Upon the early $24.8 million repayment and termination of our existing long term debt on March 30, 2012, we recorded a non-cash charge to expense for the remaining unamortized loan fees of $1.7 million and loan administrative fees.
First and Second Lien Credit Agreements.   On June 29, 2012, we entered into the First Lien Credit Agreement with Capital One, which provides for a term loan in an amount up to $50.0 million and a revolving loan in an amount up to $5.0 million. On October 1, 2012, we entered into a Second Lien Credit Agreement with ABC Funding, LLC as administrative agent which provides for a term loan in an amount up to $20.0 million. We funded the purchase of Silver Slipper with the full amount of the $50.0 million term loan under the First Lien Credit Agreement and the full amount of the Second Lien Credit Agreement. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available. The First and Second Lien Credit Agreements are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligation under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit Agreement.
We have elected to pay interest on the First Lien Credit Agreement based on a LIBOR rate as set forth in the agreement. LIBOR rate elections can be made based on 30 day, 60 day, 90 day or six-month LIBOR. The LIBOR rate is a rate per annum equal to the quotient (rounded upward if necessary to the nearest 1/16 of one percent) of (a) the greater of (1) 1.00% and (2) the rate per annum referenced to as the BBA (British Bankers Association) LIBOR divided by (b) one minus the reserve requirement set forth in the First Lien Credit Agreement for such loan in effect from time to time. We will pay interest on the Second Lien Credit Agreement at the rate of 13.25% per annum.
The First and Second Lien Credit Agreements contain customary negative covenants for transactions of this type, including, but not limited to, restrictions on our and our subsidiaries’ ability to: incur indebtedness; grant liens; pay dividends and make other restricted payments; make investments; make fundamental changes; dispose of assets; and change the nature of their business. The First and Second Lien Credit Agreements require that we maintain specified financial covenants, including a total leverage ratio, a first lien leverage ratio, a fixed charge coverage ratio and a capital expenditures ratio each as set forth in the agreements. We measure compliance with our covenants on a quarterly basis and we are currently in compliance, however, there can be no assurances that we will remain in compliance with all covenants in the future, particularly in light of the current difficult economic conditions and related uncertainties. The First and Second Lien Credit Agreements also include customary events of default, including, among other things: non-payment; breach of covenant; breach of representation or warranty; cross-default under certain other indebtedness or guarantees; commencement of insolvency proceedings; inability to pay debts; entry of certain material judgments against us or our subsidiaries; occurrence of certain ERISA events; re-purchase of our own stock and certain changes of control.
As of December 31, 2012, we elected, at our discretion, to prepay the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. We are required to make prepayments under the First Lien Credit Agreement, under certain conditions defined in the agreement, in addition to the scheduled principal installments for any fiscal year ending December 31, 2012 and thereafter. We are required to pay the entire outstanding principal on the First and Second Lien Credit Agreements, together with all accrued and unpaid interest thereon, on the respective maturity dates. Prepayment penalties will be assessed in the event that prepayments are made on the Second Lien Credit Agreement prior to the discharge of the First Lien Credit Agreement.

Scheduled maturities of long-term debt as of the most recent balance sheet presented are as follows, for the annual periods ended December 31 (in thousands):

2013	$2,500
2014	5,000
2015	41,250
2016	20,000
$68,750
9.
  DERIVATIVE INSTRUMENTS
We were subject to interest rate risk to the extent we borrowed against credit facilities with variable interest rates as described above. We had potential interest rate exposure with respect to the $33.0 million original outstanding balance on our variable rate term loan under the Wells Fargo Credit Agreement. During January 2011, we reduced our exposure to changes in interest rates by entering into the Swap with Wells Fargo Bank, N.A., which became effective on April 1, 2011. The Swap exchanged a floating rate for fixed interest payments periodically over the life of the Swap without exchange of the underlying $20.0 million notional amount. The interest payments under the Swap were settled on a net basis.
Effective March 30, 2012 the Swap was terminated and $0.5 million was paid, which reflected the fair value on that date, therefore, we no longer recognized the derivative as a liability on the balance sheet in long-term debt. Prior to the pay-off of the Swap, the derivative was marked to fair value and the adjustment of the derivative was recognized as income during the first quarter of 2012.
For the years ended December 31, 2012 and 2011, we paid interest on the hedged portion of the debt ($18.0 million) at an average net rate of 8.56% and 8.62%, respectively and paid interest on the non-hedged portion of the debt ($13.0 million) at a rate of 7.0%. For the years ended December 31, 2012 and 2011, the weighted average cash interest rate paid on the debt was 8.16%, including Swap interest and loan interest.
The net effect of our floating-to-fixed interest rate Swap resulted in an increase in interest expense of $0.7 million and $0.02 million for the years ended December 31, 2012 and 2011, respectively, as compared to the contractual rate of the underlying hedged debt for the period.
10.
  INCOME TAXES
The income tax provision consists of the following (in thousands):

	2012	2011
Current: Federal	$15,390	$4,398
State	1,509	2,247
	16,899	6,645
Deferred: Federal	(1,712)	(3,131)
State	(12)	(274)
	(1,724)	(3,405)
	$15,175	$3,240
A reconciliation of the income tax provision relative to continuing operations with amounts determined by applying the statutory U.S. Federal income tax rate of 35% to consolidated income before income taxes is as follows (in thousands):

	2012	2011
Tax provision at U.S. statutory rate	$15,053	$1,898
State taxes, net of federal benefit	1,067	1,290
Other (benefit)	(945)	52
	$15,175	$3,240

At December 31, 2012 and 2011, our deferred tax assets (liabilities) consist of the following (in thousands):

	2012	2011
Deferred tax assets:
Deferred compensation	$1,713	$1,162
Depreciation of fixed assets	595	886
Intangible assets and amortization	591	388
Acquisition fees	—	283
Notes receivable	—	258
Interest in partnerships	—	203
Accrued expenses	933	—
Chip and token liability	93	—
Allowance for doubtful accounts	150	—
Other	531	28
	4,606	3,208
Deferred tax liabilities:
Amortization of gaming rights and unrealized gain on tribal receivables	—	(936)
Prepaid expenses	(1,310)	(667)
Interest in partnerships	(176)	—
Federal liability due to expected prepayment from amended Michigan modified business tax returns	—	(152)
Allowance for doubtful accounts	—	(56)
	(1,486)	(1,811)
	$3,120	$1,397
Management has made an annual analysis of its state and federal tax returns that remain subject to examination by major authorities (presently consisting of tax years 2009 through 2011) and concluded that we have no recordable liability as of December 31, 2012 or 2011, for unrecognized tax benefits as a result of uncertain tax positions taken.
In November 2010, we were notified by the Department of Treasury’s Internal Revenue Service (IRS) of their initial conclusion regarding their audit of GEM for the 2009 tax year. Effective January 10, 2012 the IRS audit of GEM was completed and GEM received a ‘No Adjustments Letter’ from the IRS, which stated there are no proposed adjustments to the 2009 returns. As part of the IRS audit, we amended our 2010 Federal tax return to reflect an amount due related to cumulative accrued interest income. The tax liability was $0.5 million, 50% of which was a liability of RAM. We made a payment of $0.2 million to the IRS which reduced our deferred tax liability and had no impact on net income.
11.
  COMMITMENTS AND CONTINGENCIES
Operating leases.   On December 1, 2012, we amended and extended our corporate office lease through May 2018. Effective December 2010, Stockman’s entered into a lease agreement as lessee for its primary outdoor casino sign until November 2015. On June 28, 2011, Gaming Entertainment (Nevada) LLC (Grand Lodge) entered into a lease agreement with Hyatt Equities LLC for approximately 20,900 square feet of building space occupied by the Grand Lodge gaming operations, as well as associated gaming office space.
In November 2004, Silver Slipper entered into the Land Lease, which includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel, on which the Silver Slipper was subsequently built, as discussed in Note 6. In December 2010, Silver Slipper entered into a lease agreement with Cure Land Company, LLC for approximately five acres of land occupied by the Silver Slipper gaming office and warehouse space. On January 31, 2012 Silver Slipper entered into a lease agreement with Chelsea Company, LLC for a small parcel of land with a building which may be occupied by a future proposed Silver Slipper welcome center. On January 11, 2013 Silver Slipper terminated a previous restaurant lease agreement with Diamondhead Country Club & Property Owners Association (“DCCPOA”) and entered into a contract to purchase services to be provided by DCCPOA related to its golf and country club.
Land Lease buyout.   The Land Lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the lease for $2.0 million. On February 26, 2013, Silver Slipper entered into a third amendment to the Land Lease which amended the term and Purchase Option provisions of the Land Lease. The term of the Land Lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of our ownership in Silver Slipper, then the purchase price will increase to $17.0 million.
The total rent expense for all operating leases for the years ended December 31, 2012 and 2011 was $1.9 and $0.7 million, respectively.
Future minimum lease payments are as follows (in thousands):

2013	$2,814
2014	2,780
2015	2,761
2016	2,217
2017	1,217
Thereafter	37,958
$49,747
Employment agreements.   We are obligated under employment agreements with certain key employees that provide the employee with a base salary, bonus, restricted stock grants and other customary benefits and severance in the event the employee is terminated without cause or due to a “change of control,” as defined in the agreements. The severance amounts vary with the term of the agreement and can be up to two years’ base salary and an average bonus calculated as earned in the previous three years or as a percentage of base salary. If such termination occurs within two years of a change of control, as defined in the agreements, or by us without cause, the employee will receive a lump sum payment equal to no less than six months to one year’s annual base salary, a lump sum cash payment equal to the average bonus earned in the previous one to three years or calculated as a percentage of base salary, and the acceleration and vesting of all unvested shares and stock-based grants awarded upon the date of change of control in some instances, along with insurance costs, 401(k) matching contributions and certain other benefits total ranging from $3.8 million to $4.3 million, in the aggregate.
In the event the employee’s employment terminates due to illness, incapacity or death, the severance amounts vary with the term of the agreement and can be up to two years’ base salary, an amount equal to the prior year bonus on a pro-rata basis to date of termination, reimbursement of expenses incurred prior to date of termination, and applicable insurance and other group benefit proceeds, including those due under our long-term disability plan with an expected cost ranging from $0.3 million to $1.8 million per employee.
In December 2012, we signed a severance agreement with our general counsel which provided for a total severance distribution payment of $0.2 million. As of December 31, 2012, we had accrued $0.2 million related to this severance agreement.
Defined Contribution Pension Plan.   We sponsor a defined contribution pension plan for all eligible employees providing for voluntary contributions by eligible employees and matching contributions made by us. Matching contributions made by us were $0.6 million and $0.4 million for 2012 and 2011, excluding nominal administrative expenses assumed.

Legal matters.   We are subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. We do not believe that the final outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations. We maintain what we believe is adequate insurance coverage to further mitigate the risks of such proceedings.
12.
  SHARE-BASED COMPENSATION PLANS
On June 1, 2011, our compensation committee approved the issuance of 660,000 shares of restricted stock, then valued at the closing price of our stock ($3.88), with no discount. The majority of the shares (600,000) will vest on June 1, 2013. The remaining shares have a three year vesting schedule as follows: 20,001 vested on June 1, 2012, 20,001 will vest on June 1, 2013 and 19,998 on June 1, 2014. Vesting is contingent upon certain conditions, including continuous service of the individual recipients. The unvested shares are viewed as a series of individual awards and the related share-based compensation expense will be amortized into compensation expense on a straight-line basis as services are provided over the vesting period.
We recognized stock compensation expense of $1.2 million and $0.7 million for the twelve months ended December 31, 2012 and December 31, 2011, respectively. Share based compensation expense related to the amortization of the restricted stock issued is included in selling, general and administrative expense. At December 31, 2012 and 2011, we had deferred share-based compensation of $0.6 million and $1.8 million, respectively.
The following table summarizes our restricted stock activity relative to share-based compensation for 2012 and 2011:

	2012		2011
	Shares	Weighted average grant date value (per share)	Shares	Weighted average grant date value (per share)
Unvested at beginning of year	660,000	$3.88	—	$—
Issued	—	—	660,000	3.88
Vested	(20,001)	3.88	—	—
Forfeited	—	—	—	—
Unvested at end of year	639,999	3.88	660,000	3.88
In the second quarter of 2012 and 2011, we issued 6,000 shares of unrestricted stock in conjunction with director compensation, which was valued at $0.02 million in each year based on the closing price of our stock of $2.95 and $4.01, respectively, with no discount. Since the shares were fully vested at the date of grant, we recognized share-based compensation expense of $0.02 million in each year related to these grants.
13.
  ACQUISITION OF SILVER SLIPPER CASINO
On March 30, 2012, we entered into a Membership Interest Purchase Agreement with Silver Slipper Casino Venture LLC to acquire all of the outstanding membership interest of the entity operating the Silver Slipper in Bay St. Louis, Mississippi. The purchase price was approximately $69.3 million, exclusive of estimated cash, net working capital balances, fees and expenses and other adjustments as customary, as of October 1, 2012.
On October 1, 2012, we closed on the acquisition of all of the equity membership interests in Silver Slipper Casino Venture LLC dba Silver Slipper Casino located in Bay St. Louis, Hancock County, Mississippi. The purchase price of approximately $69.3 million, exclusive of cash and working capital in the amount $6.7 million and $2.9 million, respectively, was funded by a $50.0 million first lien term loan provided by Capital One as administrative agent and the lenders identified in the First Lien Credit Agreement dated June 29, 2012 and a $20.0 million second lien term loan provided by ABC Funding, LLC as administrative agent and the lenders identified in the Second Lien Credit Agreement dated October 1,

2012, as discussed in Note 8. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available. The First and Second Lien Credit Agreements are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligation under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit agreement.
Through December 31, 2012 and December 31, 2011, we had incurred $1.6 million and $0.0 million in Silver Slipper acquisition related expenses, respectively, which are included in project development and acquisition expense. In conjunction with closing on the First and Second Lien Credit Agreements, we incurred $5.7 million in financing related fees, which are located on the balance sheet under loan fees.
The purchase price was allocated in the fourth quarter of 2012 as follows (in millions):

Building	$42.2
Land improvements	0.5
Equipment	4.6
Intangibles	1.4
Player loyalty program	5.9
Goodwill (excess purchase price over the assets purchased)	14.7
Working capital	2.9
$72.2
The goodwill is the excess purchase price over the assets purchased and is primarily attributable to the assembled workforce and the synergies expected to arise due to our acquisition of the Silver Slipper. The valuation above includes a net working capital amount of $2.9 million.
The following unaudited, condensed consolidated pro forma data summarizes our results of operations for the periods indicated as if the acquisitions had occurred as of January 1, 2011. This unaudited pro forma consolidated financial information is not necessarily indicative of what our actual results would have been had the acquisition been completed on that date, or of future financial results. The estimated net income attributable to the Company and the net income per share have been adjusted for Silver Slipper’s effective tax rate in the State of Mississippi.

	Twelve months ended December 31, (In thousands)
	2012	2011
Net revenues	$171,495	$162,721
Depreciation and amortization	12,647	13,795
Operating income	51,368	23,293
Net income (loss) attributable to the Company	21,999	(103)
Net income (loss) per share	$1.18	$(0.01)
14.
  SEGMENT REPORTING
The following tables reflect selected information for our reporting segments for the twelve months ended December 31, 2012 and 2011. The casino operation segments include the Silver Slipper’s operation in Bay St. Louis, Mississippi, Rising Star’s operation in Rising Sun, Indiana, the Grand Lodge’s operation in Lake Tahoe, Nevada and Stockman’s operation in Fallon, Nevada. We have included regional information for segment reporting and aggregated casino operations in the same region. The development / management segment includes costs associated with casino development and management projects, including the management agreement with the Pueblo of Pojoaque to advise on the operations of the Buffalo Thunder in Santa Fe, New Mexico, and the Michigan and Delaware joint ventures. The Corporate segment includes our general and administrative expenses.

Selected statement of operations data as of and for 2012 and 2011 is as follows (in thousands):

	Casino Operations			Development/ Management	Corporate	Consolidated
2012	Nevada	Midwest	Gulf Coast
Revenues	$22,313	$86,291	$12,861	$7,295	$—	$128,760
Selling, general and administrative expense	6,292	19,398	4,670	136	6,507	37,003
Depreciation and amortization	909	4,163	1,211	592	9	6,884
Operating gains (losses)	—	—	—	41,189	—	41,189
Operating income (loss)	3,851	5,746	663	46,196	(6,818)	49,638
Income (loss) attributable to Company	2,539	2,158	456	30,108	(7,427)	27,834

	Casino Operations			Development/ Management	Corporate	Consolidated
2011	Nevada	Midwest	Gulf Coast
Revenues	$12,313	$68,957	$—	$24,186	$5	$105,461
Selling, general and administrative expense	3,541	16,378	—	610	4,900	25,429
Depreciation and amortization	1,051	3,550	—	2,372	28	7,001
Operating gains (losses)*	(4,500)	—	—	2,878	—	(1,622)
Operating income (loss)	(3,433)	4,240	—	23,556	(5,190)	19,173
Income (loss) attributable to Company	(2,266)	1,250	—	9,079	(5,720)	2,343

*
  Operating gains (losses) include impairment losses.
Selected balance sheet data as of December 31, 2012 and 2011 is as follows (in thousands):

	Casino Operations			Development/ Management	Corporate	Consolidated
2012	Nevada	Midwest	Gulf Coast
Total assets	$16,964	$51,054	$72,911	$96	$21,700	$162,725
Property and equipment, net	6,988	29,632	47,024	—	29	83,673
Goodwill	5,809	1,647	14,671	—	—	22,127
Liabilities	2,281	5,817	3,020	—	70,474	81,592

	Casino Operations			Development/ Management	Corporate	Consolidated
2011	Nevada	Midwest	Gulf Coast
Total assets	$18,489	$54,923	$—	$13,193	$8,013	$94,618
Property and equipment, net	7,351	31,296	—	—	21	38,668
Goodwill	5,809	1,647	—	—	—	7,456
Liabilities	4,604	9,649	—	103	24,817	39,173
15.
  SUBSEQUENT EVENTS
On February 26, 2013, Silver Slipper entered into a third amendment to the Land Lease which amended the term and Purchase Option provisions of the Land Lease. The term of the Land Lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of or ownership in Silver Slipper, then the purchase price will increase to $17.0 million.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Full House Resorts, Inc.		Silver Slipper Casino Venture, LLC
	Nine months ended September 30,		Three months ended September 30,	Nine months ended September 30,
	2013	2012	2012	2012
Revenues
Casino	$103,205	$78,744	$11,779	$38,783
Food and beverage	6,293	4,074	944	3,483
Management fees	1,123	6,548	—	—
Other operations	2,651	1,934	138	469
	113,272	91,300	12,861	42,735
Operating costs and expenses
Casino	52,416	44,428	5,358	16,336
Food and beverage	6,041	3,807	919	3,620
Other operations	4,362	4,218	41	177
Project development and acquisition costs	61	376	—	—
Selling, general and administrative	35,573	24,164	4,642	18,388
Depreciation and amortization	6,906	4,736	1,211	3,705
	105,359	81,729	12,171	42,226
Operating gains (losses)
Gain on sale of joint venture	—	41,200	—	—
Impairment loss	(4,000)	—	—	—
	(4,000)	41,200	—	—
Operating (loss) income	3,913	50,771	690	509
Other (expense) income
Interest expense	(5,615)	(805)	—	(5,367)
Gain on derivative instrument	—	8	—	—
Other income (expense), net	(6)	9	(14)	(724)
Loss on extinguishment of debt	—	(1,719)	—	—
Other expense, net	(5,621)	(2,507)	(14)	(6,091)
(Loss) income before income taxes	(1,708)	48,264	676	(5,582)
Income tax (benefit) expense	(91)	17,417	—	—
Net (loss) income	(1,617)	30,847	676	(5,582)
Income attributable to non-controlling interest in consolidated joint venture	—	(2,181)	—	—
Net (loss) income attributable to the Company	$(1,617)	$28,666	$676	$(5,582)
Net (loss) income attributable to the Company per common share	$(0.09)	$1.53	$—	$—
Weighted-average number of common shares outstanding	18,736,604	18,676,824	—	—
See notes to unaudited consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets
Cash and equivalents	$25,364	$20,603
Accounts receivable, net of allowance for doubtful accounts of $521 and $959	1,808	2,657
Prepaid expenses	5,039	5,744
Deferred tax asset	2,110	2,110
Deposits and other	708	1,225
	35,029	32,339
Property and equipment, net of accumulated depreciation of $21,257 and $16,283	81,915	83,673
Other long-term assets
Goodwill	18,127	22,127
Intangible assets, net of accumulated amortization of $3,415 and $1,507	16,163	18,106
Long-term deposits	621	301
Loan fees, net of accumulated amortization of $1,928 and $1,420	3,932	5,159
Deferred tax asset	1,020	1,020
	39,863	46,713
	$156,807	$162,725
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,144	$2,532
Income tax payable	600	7
Accrued player club points and progressive jackpots	2,162	2,378
Accrued payroll and related	2,994	4,107
Other accrued expenses	2,525	3,808
Current portion of long-term debt	3,750	2,500
	14,175	15,332
Long-term debt, net of current portion	62,500	66,250
Deferred tax liability	10	10
	76,685	81,592
Stockholders’ equity
Common stock, $.0001 par value, 100,000,000 shares authorized; 20,107,276 and 20,036,276 shares issued	2	2
Additional paid-in capital	45,313	44,707
Treasury stock, 1,356,595 common shares	(1,654)	(1,654)
Retained earnings	36,461	38,078
	80,122	81,133
	$156,807	$162,725
See notes to unaudited consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
(In thousands)
Silver Slipper Casino Venture, LLC

Nine months ended September 30, 2012	Contributed Capital	Deficit	Total Members’ Equity Deficiency
Beginning January 1, 2012	$9,700	$(18,128)	$(8,428)
Distributed capital	(2,798)	—	(2,798)
Net loss	—	(5,582)	(5,582)
Ending September 30, 2012	$6,902	$(23,710)	$(16,808)
Full House Resorts, Inc. and Subsidiaries

	Common stock		Additional paid-in Capital	Treasury stock		Retained earnings	Total stockholders’ equity
Nine months ended September 30, 2013	Shares	Dollars		Shares	Dollars
Beginning January 1, 2013	20,036	$2	$44,707	1,357	$(1,654)	$38,078	$81,133
Previously deferred share-based compensation recognized	—	—	587	—	—	—	587
Issuance of common stock	6	—	19	—	—	—	19
Issuance of share-based compensation	65	—	—	—	—	—	—
Net loss	—	—	—	—	—	(1,617)	(1,617)
Ending September 30, 2013	20,107	$2	$45,313	1,357	$(1,654)	$36,461	$80,122
See notes to unaudited consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Full House Resorts, Inc. Nine months ended September, 30,		Silver Slipper Casino Venture, LLC Nine months ended September, 30,
	2013	2012	2012
Net cash provided by (used in) operating activities	$11,017	$(390)	$1,643
Cash flows from investing activities:
Purchase of property and equipment	(3,268)	(1,855)	(428)
Proceeds from sale of joint venture, less holdback	—	49,669	—
Deposits and other costs of Silver Slipper acquisition	—	(10,319)	—
Other	(284)	(85)	5
Net cash (used in) provided by investing activities	(3,552)	37,410	(423)
Cash flows from financing activities:
Repayment of long-term debt and swap	(2,500)	(26,937)	(76)
Payment of capital lease obligations	—	—	(237)
Distributions to non-controlling interest in consolidated joint venture	—	(3,323)	—
Additional capital contributions	—	—	(2,798)
Loan fees	(204)	—	—
Net cash used in financing activities	(2,704)	(30,260)	(3,111)
Net increase (decrease) in cash and equivalents	4,761	6,760	(1,891)
Cash and equivalents, beginning of period	20,603	14,708	5,262
Cash and equivalents, end of period	$25,364	$21,468	$3,371

	2013	2012	2012
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$4,211	$547	$5,376
Cash received from income tax refund, net of cash paid of $0.2 million for income taxes in 2013 and cash paid for income taxes in 2012	$(2,288)	$17,915	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures financed with accounts payable	$—	$9	$—
Non-cash distributions for non-controlling interest in consolidated joint venture	$—	$279	$—
See notes to unaudited consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.
  BASIS OF PRESENTATION
The interim consolidated financial statements of Full House Resorts, Inc. and subsidiaries (collectively, “FHR” or the “Company”) included herein reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented. Certain information normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been omitted pursuant to the interim financial information rules and regulations of the United States Securities and Exchange Commission.
These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K filed March 5, 2013, for the year ended December 31, 2012, from which the balance sheet information as of that date was derived. The results of operations for the period ended September 30, 2013, are not necessarily indicative of results to be expected for the year ending December 31, 2013.
The consolidated financial statements include all our accounts and the accounts of our wholly-owned subsidiaries, including Silver Slipper Casino Venture, LLC (“Silver Slipper”), Gaming Entertainment (Indiana) LLC (“Rising Star”), Gaming Entertainment (Nevada) LLC (“Grand Lodge”) and Stockman’s Casino (“Stockman’s”). Gaming Entertainment (Michigan), LLC (“GEM”), our 50%-owned investee was jointly owned by RAM Entertainment, LLC (“RAM”), until March 30, 2012, when the sale of RAM’s and our interest in GEM closed, and was consolidated pursuant to the relevant portions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 810, “Consolidation”. All material intercompany accounts and transactions have been eliminated.
Recently Issued Accounting Pronouncements
Authoritative standards issued after January 1, 2013 have been reviewed. The new guidance currently has no impact on our financial statements.
2.
  SHARE-BASED COMPENSATION
On June 1, 2011, our compensation committee approved the issuance of 660,000 shares of restricted stock, then valued at the closing price of our stock ($3.88), with no discount. The majority of the shares (600,000) vested on June 1, 2013. The remaining shares have a three-year vesting schedule as follows: 20,001 vested on June 1, 2012, 20,001 vested on June 1, 2013 and 19,998 will vest on June 1, 2014. On January 15, 2013, our compensation committee approved the issuance of 50,000 additional shares of restricted stock, then valued at the closing price of our stock ($3.22), with no discount. These shares will vest over three years, 16,667 on January 15, 2014, 16,667 on January 15, 2015 and 16,666 on January 15, 2016. On June 5, 2013, our compensation committee approved the issuance of 15,000 additional shares of restricted stock, then valued at the closing price of our stock ($2.86), with no discount. These shares will vest over three years, 5,000 on June 1, 2014, 5,000 on June 1, 2015 and 5,000 on June 1, 2016. Vesting is contingent upon certain conditions, including continuous service of the individual recipients. The unvested grants are viewed as a series of individual awards and the related share-based compensation expense will be amortized into compensation expense on a straight-line basis as services are provided over the vesting period, and reported as a reduction of stockholders’ equity.
We recognized stock compensation expense of $0.0 million and $0.3 million for the three months ended September 30, 2013 and September 30, 2012, respectively, and $0.6 million and $0.9 million for the nine months ended September 30, 2013 and September 30, 2012, respectively. Share based compensation expense related to the amortization of the restricted stock issued is included in selling, general and administrative expense. At September 30, 2013 and December 31, 2012, we had deferred share-based compensation of $0.2 million and $0.6 million, respectively.

3.
  VARIABLE INTEREST ENTITIES
GEM.   Prior to the sale of our interest on March 30, 2012, we directed the day-to-day operational activities of GEM which significantly impacted GEM’s economic performance, and therefore, we were the primary beneficiary pursuant to the relevant portions of FASB ASC Topic 810 “Consolidation” [ASC 810-10-25 Recognition of Variable Interest Entities, paragraphs 38-39]. As such, the joint venture was a variable interest entity that was consolidated in our financial statements.
An unaudited summary of GEM’s operations follows. (GEM’s revenues and net income were $0 for the three months ended September 30, 2013 and September 30, 2012.):
GEM CONDENSED STATEMENT OF INCOME INFORMATION

	Nine Months Ended
	September 30, 2013	September 30, 2012
	(in thousands)
Revenues	$—	$5,340
Net income	—	4,362
4.
  CONTRACT RIGHTS
We sold $7.5 million in contract rights with our interest in GEM, to the FireKeepers Development Authority (“FDA”) on March 30, 2012, and the remaining $2.8 million in contract rights was expensed.
5.
  GOODWILL & OTHER INTANGIBLES
Goodwill:
Goodwill represents the excess of the purchase price over fair value of net assets acquired in connection with Silver Slipper, Rising Star and Stockman’s. In accordance with the authoritative guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We evaluate goodwill utilizing the market approach and income approach applying the discounted cash flows in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 350, “Intangibles-Goodwill and Other.”
Goodwill was $14.7 million for the Silver Slipper, $1.6 million for Rising Star and $5.8 million for Stockman’s as of December 31, 2012. Goodwill was $14.7 million for the Silver Slipper, $1.6 million for Rising Star and $1.8 million for Stockman’s as of September 30, 2013. Due to various factors, including weak economic conditions, lower than anticipated discretionary consumer spending, and increased competition in our Indiana market, we realized lower than expected operating results during the third quarter at some of our properties. We performed interim impairment assessments of goodwill for these properties as of September 30, 2013. We evaluated goodwill for all of the relevant properties and recognized a $4.0 million impairment of Stockman’s goodwill. Our review of Rising Star resulted in approximately a 2.6% excess of estimated fair value using the discounted cash flows approach. We evaluated goodwill for the Silver Slipper utilizing the market approach, resulting in approximately a 20.1% excess of estimated fair value over carrying value considering an earnings multiple of 7.0.
These calculations, which are subject to change as a result of future economic uncertainty, contemplate changes for both current year and future year estimates in earnings and the impact of these changes to the fair value of Stockman’s, Rising Star and the Silver Slipper, although there is always some uncertainty in key assumptions including projected future earnings growth. If our estimates of projected cash flows related to our assets are not achieved, we may be subject to future impairment charges, which could have a material adverse impact on our consolidated financial statements.

Other Intangible Assets:
Other intangible assets, net consist of the following:

	September 30, 2013 (unaudited)
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Asset, Net
Amortizing intangible assets:
Player Loyalty Program-Rising Star	3	$1,700	$(1,417)	$—	$283
Player Loyalty Program-Silver Slipper	3	5,900	(1,967)	—	3,933
Land Lease and Water Rights-Silver Slipper	46	1,420	(31)	—	1,389
Capital One Bank Loan Fees	4	4,672	(1,682)	190	3,180
ABC Funding, LLC Loan Fees	4	984	(246)	14	752
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License-Mississippi	Indefinite	115	—	(10)	105
Gaming Licensing-Nevada	Indefinite	542	—	(29)	513
Trademarks	Indefinite	36	—	4	40
		$25,269	$(5,343)	$169	$20,095
Other Intangible assets subtotal		$19,613	$(3,415)	$(35)	$16,163
Loan Fees subtotal		5,656	(1,928)	204	3,932
		$25,269	$(5,343)	$169	$20,095

	December 31, 2012
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Assets, Net
Amortizing intangible assets:
Player Loyalty Program-Rising Star	3	$1,700	$(992)	$—	$708
Player Loyalty Program-Silver Slipper	3	5,900	(492)	—	5,408
Land Lease and Water Rights-Silver Slipper	46	1,420	(23)	—	1,397
Wells Fargo Bank Loan Fees	5	2,614	(924)	(1,690)	—
Capital One Bank Loan Fees	3	4,671	(434)	—	4,237
ABC Funding, LLC Loan Fees	4	984	(62)	—	922
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License-Mississippi	Indefinite	115	—	—	115
Gaming License-Nevada	Indefinite	542	—	—	542
Trademarks	Indefinite	36	—	—	36
		$27,882	$(2,927)	$(1,690)	$23,265
Other Intangible assets subtotal		$19,613	$(1,507)	$—	$18,106
Loan Fees subtotal		8,269	(1,420)	(1,690)	5,159
		$27,882	$(2,927)	$(1,690)	$23,265
Player Loyalty Program
The player loyalty program represents the value of repeat business associated with Silver Slipper’s and Rising Star’s loyalty program. The value of $5.9 million and $1.7 million of the Silver Slipper and Rising Star player loyalty programs, respectively, were determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analysis for the active rated player was based on projected revenues and attrition rates. Silver Slipper and Rising Star maintain historical information for the proportion of revenues attributable to the rated players for gross gaming revenue. The value of the player loyalty programs are amortized over a life of three years.
Land Lease and Water Rights
In November 2004, Silver Slipper entered into a lease agreement with Cure Land Company, LLC for approximately 38 acres of land (“Land Lease”), which includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel, on which the Silver Slipper was subsequently built. The lease was amended and extended on February 26, 2013, as discussed in Note 8 to the consolidated financial statements. The $1.0 million Land Lease represents the excess fair value of the land over the estimated net present value of the Land Lease payments. The $0.4 million of water rights represented the fair value of the water rights based upon the market rates in Hancock County, Mississippi. The value of the Land Lease and water rights are amortized over the life of the Land Lease, or 46 years.
Loan Fees
Loan fees incurred and paid as a result of debt instruments were accumulated and amortized over the term of the related debt, based on an effective interest method.
On October 1, 2012, we funded the purchase of the Silver Slipper with the full amount of the $50.0 million first lien term loan (“First Lien Credit Agreement”) with Capital One Bank, N.A. (“Capital One”) and the full amount of the second lien term loan (“Second Lien Credit Agreement”) with ABC Funding, LLC, as discussed in Note 6 to the consolidated financial statements. We incurred $4.7 million in loan fees related to obtaining the First Lien Credit Agreement and $1.0 million in loan fees related to obtaining the Second Lien Credit Agreement. On August 26, 2013, we entered into a first amendment to the First Lien Credit Agreement (the “First Lien Amendment”) and an amendment no. 1 to the Second Lien Credit Agreement (the “Second Lien Amendment”) and incurred $0.2 million in additional loan fees, as discussed in Note 6 to the consolidated financial statements. All of the loan fees are amortized over the terms of the agreements. The First Lien Amendment modifications included an extended maturity date to June 29, 2016, therefore the amortization period for these loan fees was extended.
The aggregate loan fee amortization was $0.4 million and $0.0 million for the three months ended September 30, 2013 and September 30, 2012, respectively, and $1.4 million and $0.2 million for the nine months ended September 30, 2013 and September 30, 2012, respectively.
Gaming License
Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The value of $9.9 million of the Rising Star gaming license was determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the gaming license. The other gaming license values are based on actual costs. We reviewed existing gaming licenses as of September 30, 2013 and recognized an expense of $0.1 million related to gaming licensing costs pertaining to a former director and a secretary/general counsel, who are no longer affiliated with us. Gaming licenses are not subject to amortization as they have indefinite useful lives and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the gaming licenses may not be recoverable. We incurred $0.1 million in costs related to pursuing a Mississippi gaming license during 2012, for the purchase of all of the outstanding membership interest of Silver Slipper Casino Venture, LLC which owns and operates the Silver Slipper.
Trademark
Trademarks are based on the legal fees and recording fees related to the trademark of the “Rising Star Casino Resort” name, and variations of such name. Trademarks are not subject to amortization, as they have an indefinite useful life and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the trademark may not be recoverable.

Current Amortization
We amortize our definite-lived intangible assets, including our player loyalty programs, loan fees, land leases and water rights over their estimated useful lives. The aggregate amortization expense was $1.1 million and $0.1 million for the three months ended September 30, 2013 and September 30, 2012, respectively and $3.3 million and $0.6 million for the nine months ended September 30, 2013 and September 30, 2012, respectively.
6.
  LONG-TERM DEBT
At September 30, 2013 and December 31, 2012, long-term debt consists of the following:

	2013	2012
Long-term debt, net of current portion:
Term loan agreement, $50.0 million on June 29, 2012, funded on October 1, 2012, maturing June 29, 2016, with variable interest as described in the fourth succeeding paragraph. (5.36% during the quarter ended September 30, 2013 and 5.75% during the year ended December 31, 2012).	$46,250	$48,750
Term loan agreement, $20.0 million on October 1, 2012, maturing October 1, 2016, interest rate is fixed at 13.25% per annum.	20,000	20,000
Less current portion	(3,750)	(2,500)
	$62,500	$66,250
First and Second Lien Credit Agreements.   On June 29, 2012, we entered into the First Lien Credit Agreement with Capital One, which provided for a term loan in an amount up to $50.0 million and a revolving loan in an amount up to $5.0 million. On October 1, 2012, we entered into a Second Lien Credit Agreement with ABC Funding, LLC as administrative agent which provided for a term loan in an amount up to $20.0 million. We funded the purchase of Silver Slipper with the full amount of the $50.0 million term loan under the First Lien Credit Agreement and the full amount of the Second Lien Credit Agreement. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available.
On August 26, 2013, we entered into the First Lien Amendment and the Second Lien Amendment which amended certain provisions of the First and Second Lien Credit Agreements. The First Lien Amendment modifications included a $10.0 million increase to the term loan portion of the First Lien Credit Agreement to $56.3 million, a 1% lower interest rate and an extended maturity date to June 29, 2016. Also, certain financial ratio covenants were revised under the First and Second Lien Credit Agreements to accommodate the additional extension of credit under the First Lien Credit Agreement and our lease/purchase agreement related to the hotel adjacent to the Rising Star as discussed in Note 10 to the consolidated financial statements. The $10.0 million term loan under the First Lien Credit Agreement remains undrawn and available and will be used to fund a portion of the $17.7 million construction of a six-story, 142-room hotel at our Silver Slipper property (“Silver Slipper Hotel”) being built between the south side of the casino and the waterfront, with rooms facing views of the bay. The remaining $7.7 million of the construction cost will be funded from available cash. As of September 30, 2013 we had funded $0.4 million in pre-construction costs for the Silver Slipper Hotel. We estimate that construction of the Silver Slipper Hotel will take approximately one year to complete, from the commencement of construction in November 2013.
The First and Second Lien Credit Agreements are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligation under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit Agreement. The First and Second Lien Credit Agreements contain customary negative covenants and events of default for transactions of this type.
We have elected to pay interest on the First Lien Credit Agreement based on a LIBOR rate plus a margin rate as set forth in the agreement. The LIBOR rate is a rate per annum equal to the quotient

(rounded upward if necessary to the nearest 1/16 of one percent) of (a) the greater of (1) 1.00% and (2) the rate per annum referenced to as the BBA (British Bankers Association) LIBOR divided by (b) one minus the reserve requirement set forth in the First Lien Credit Agreement for such loan in effect from time to time. We pay interest on the Second Lien Credit Agreement at the rate of 13.25% per annum.
As of December 31, 2012, we had elected, at our discretion, to prepay the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. We elected, at our discretion, to prepay on June 3, 2013 the sum of $2.5 million in principal payments due July 1, 2013 and October 1, 2013. We further elected, at our discretion, to prepay on November 1, 2013 the sum of $2.5 million in principal payments due January 1, 2014 and April 1, 2014. The next scheduled principal payment is due July 1, 2014.
We are required to make prepayments under the First Lien Credit Agreement, under certain conditions defined in the agreement, in addition to the scheduled principal installments for any fiscal year ending December 31, 2012 and thereafter. We are required to pay the entire outstanding principal on the First and Second Lien Credit Agreements, together with all accrued and unpaid interest thereon, on the respective maturity dates. Prepayment penalties will be assessed in the event that prepayments are made on the Second Lien Credit Agreement prior to the discharge of the First Lien Credit Agreement.
7.
  DERIVATIVE INSTRUMENTS
We are subject to interest rate risk to the extent we borrow against variable interest credit facilities. We reduce our exposure to changes in interest rates by entering into interest-bearing derivative instruments.
Derivative Instruments — Interest Rate Swap Agreements
During the three months ended March 31, 2012, we were subject to interest rate risk under the prior Wells Fargo Credit Agreement, until our repayment of the then remaining debt on March 30, 2012. We reduced our exposure to changes in interest rates by entering into the Swap with Wells Fargo Bank, N.A., which became effective on April 1, 2011.
Effective March 30, 2012 the Swap was terminated, and $0.5 million was paid, which reflected the fair value of the Swap on that date, and we ceased to recognize the Swap as a liability on the balance sheet in long-term debt. Prior to the pay-off of the Swap, the Swap was marked to fair value and the adjustment of the Swap was recognized as income during the first quarter of 2012. During the three months ended March 31, 2012, the weighted average cash interest rate paid on the debt was 8.16%, including Swap interest and loan interest.
Derivative Instruments — Interest Rate Cap Agreements
Currently, we are subject to interest rate risk under our Capital One First Lien Credit Agreement. In November 2012 in accordance with the terms of the First Lien Credit Agreement, we entered into a prepaid interest rate cap agreement with Capital One for a notional amount of $15.0 million at a LIBOR cap rate of 1.5%. We prepaid $26,500 related to the agreement, which is effective from November 2, 2012 and terminates on October 1, 2014. Any future settlements resulting from the interest rate cap will be recognized in interest expense during the period in which the change occurs.
8.
  OPERATING LEASE COMMITMENTS
Operating leases.   On December 1, 2012, we amended and extended our corporate office lease through May 2018. Effective December 2010, Stockman’s entered into a lease agreement as lessee for its primary outdoor casino sign until November 2015. On June 28, 2011, the Grand Lodge entered into a Casino Operations Lease (“Grand Lodge Lease”) with Hyatt Equities, L.L.C. for approximately 20,900 square feet of building space occupied by the Grand Lodge gaming operations, as well as associated gaming office space. On April 8, 2013, the Grand Lodge entered into a first amendment to the Grand Lodge Lease (the “Amendment”) with Hyatt Equities, L.L.C. amending the terms of the lease. The Amendment extended the initial term of the Grand Lodge Lease until August 31, 2018 and makes certain other conforming changes. Except as set forth in the Amendment, all other terms of the Grand Lodge Lease remain in full force and effect.

Silver Slipper entered into the Land Lease in November 2004 as amended in March 2009, September 2012 and February 2013, which includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel, on which the Silver Slipper was subsequently built. In December 2010, Silver Slipper entered into a lease agreement with Cure Land Company, LLC for approximately five acres of land occupied by the Silver Slipper gaming office and warehouse space through November 30, 2020. On January 31, 2012, Silver Slipper entered into a lease agreement with Chelsea Company, LLC for a small parcel of land with a building which may be occupied by a future proposed Silver Slipper welcome center, through December 31, 2019. On January 11, 2013, Silver Slipper terminated a previous restaurant lease agreement with Diamondhead Country Club & Property Owners Association (“DCCPOA”) and entered into a contract to purchase services to be provided by DCCPOA related to its golf and country club through December 31, 2019.
Land Lease buyout.   The Land Lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the Land Lease for $2.0 million. On February 26, 2013, Silver Slipper entered into a third amendment to the Land Lease which amended the term and Purchase Option provisions of the Land Lease. The term of the Land Lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of our ownership in Silver Slipper, then the purchase price will increase to $17.0 million.
The total rent expense for all operating leases was $0.7 million and $0.4 million for the three months ended September 30, 2013 and September 30, 2012, respectively, and $2.1 million and $1.2 million for the nine months ended September 30, 2013 and September 30, 2012, respectively.
9. SEGMENT REPORTING
The following tables reflect selected information for our reporting segments for the three and nine months ended September 30, 2013 and 2012. The casino operation segments include the Silver Slipper’s operation in Bay St. Louis, Mississippi, Rising Star’s operation in Rising Sun, Indiana, the Grand Lodge’s operation in Lake Tahoe, Nevada and Stockman’s operation in Fallon, Nevada. We have included regional information for segment reporting and aggregated casino operations in the same region. The development/management segment includes costs associated with casino development and management projects, including the management agreement with the Pueblo of Pojoaque to advise on the operations of the Buffalo Thunder in Santa Fe, New Mexico, and, until March 30, 2012, GEM. The Corporate segment includes our general and administrative expenses.
Selected statement of operations data for the three months ended September 30 (in thousands):

2013
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$7,164	$17,001	$12,964	$313	$—	$37,442
Selling, general and administrative expense	1,477	4,316	4,434	—	1,006	11,233
Depreciation and amortization	172	749	1,573	—	4	2,498
Impairment loss	(4,000)	—	—	—	—	(4,000)
Operating (loss) income	(1,834)	359	971	291	(1,011)	(1,224)
Net (loss) income attributable to the Company	(1,211)	745	639	(451)	(1,873)	(2,151)

2012
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$7,443	$22,252	$—	$439	$—	$30,134
Selling, general and administrative expense	1,525	5,084	—	—	1,282	7,891
Depreciation and amortization	218	1,128	—	—	2	1,348
Operating income (loss)	2,382	1,593	—	426	(1,376)	3,025
Net income (loss) attributable to the Company	1,573	1,501	—	(34)	(955)	2,085
Selected statement of operations data for the nine months ended September 30 (in thousands):

2013
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$17,692	$54,413	$40,044	$1,123	$—	$113,272
Selling, general and administrative expense	4,474	13,090	13,729	—	4,280	35,573
Depreciation and amortization	529	2,222	4,146	—	9	6,906
Impairment loss	(4,000)	—	—	—	—	(4,000)
Operating income (loss)	74	3,358	3,708	1,062	(4,289)	3,913
Net income (loss) attributable to the Company	49	2,382	2,429	46	(6,523)	(1,617)

2012
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$17,508	$67,144	$—	$6,648	$—	$91,300
Selling, general and administrative expense	4,662	14,747	—	136	4,619	24,164
Depreciation and amortization	707	3,430	—	593	6	4,736
Gain on sale of joint venture	—	—	—	41,200	—	41,200
Operating income (loss)	3,463	5,191	—	46,986	(4,869)	50,771
Net income (loss) attributable to the Company	2,282	1,913	—	29,925	(5,454)	28,666
Selected balance sheet data as of September 30, 2013 and December 31, 2012 (in thousands):

2013
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Total assets	$13,143	$49,565	$70,198	$59	$23,842	$156,807
Property and equipment, net	7,274	29,001	45,601	—	39	81,915
Goodwill	1,809	1,647	14,671	—	—	18,127
Liabilities	2,191	4,608	2,462	—	67,424	76,685

2012
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Total assets	$16,964	$51,054	$72,911	$96	$21,700	$162,725
Property and equipment, net	6,988	29,632	47,024	—	29	83,673
Goodwill	5,809	1,647	14,671	—	—	22,127
Liabilities	2,281	5,817	3,020	—	70,474	81,592

10.
  COMMITMENTS & CONTINGENCIES
Silver Slipper Hotel construction
On August 26, 2013, the Silver Slipper entered into an agreement with WHD Silver Slipper, LLC related to construction of the six-story, 142-room Silver Slipper Hotel (the “Construction Agreement”) being built between the south side of the casino and the waterfront, with rooms facing views of the bay. We expect costs related to the construction of the Silver Slipper Hotel to be approximately $17.7 million. We estimate that construction of the Silver Slipper Hotel will take approximately one year to complete from the commencement of construction in November 2013. We intend to finance $10.0 million of the construction cost with the proceeds of the term loan under the First Lien Credit Agreement as described in Note 6, with the remaining $7.7 million of the construction cost to be funded from available cash. As of September 30, 2013 we had funded $0.4 million in pre-construction costs for the Silver Slipper Hotel.
Rising Star lease/purchase agreement
On August 16, 2013, we entered into an agreement to lease/purchase a hotel at Rising Star (the “Rising Star Hotel Agreement”) with Rising Sun/Ohio County First, Inc., an Indiana non-profit corporation (the “Landlord”). Upon completion of construction, we will operate the Landlord’s 104-room hotel (the “Rising Star Hotel”), adjacent to the Rising Star. The Rising Star Hotel is currently under construction and is scheduled to open in the fourth quarter of 2013. The Rising Star Hotel Agreement provides we will be the lessee of the Rising Star Hotel and assume all responsibilities, revenues, expenses, profits and losses related to the Rising Star Hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from the date the Rising Star Hotel is first open to the public (subject to certain early termination rights of the parties under the Rising Star Hotel Agreement) with the Landlord having a right to sell the Rising Star Hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the Rising Star Hotel at a pre-set price. Beginning on January 1, 2014, we will pay a fixed monthly rent payment of approximately $0.1 million during the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period.
Other items
We received correspondence from the Internal Revenue Service (IRS) regarding a late filing of an informational return, which may result in a penalty. We have requested a waiver of penalties and believe our request is sustainable on the merits.
We are party to a number of pending legal proceedings which occurred in the normal course of business. Management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.
11.
  SUBSEQUENT EVENT
On November 1, 2013, we elected, at our discretion, to prepay the sum of $2.5 million in principal payments due January 1, 2014 and April 1, 2014. The next scheduled principal payment is due July 1, 2014.

Independent Auditors’ Report
Board of Managers
Silver Slipper Casino Venture, LLC
Hancock County, Mississippi
We have audited the accompanying balance sheets of Silver Slipper Casino Venture, LLC (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Slipper Casino Venture, LLC at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, as of December 30, 2010 the Company has entered into a Memorandum of Understanding with its Lenders that provides an extension of maturity of its Credit Facility until January 31, 2012. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ BDO USA, LLP
January 30, 2012
Dallas, Texas

SILVER SLIPPER CASINO VENTURE, LLC
BALANCE SHEETS

	December 31,
	2011	2010
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$5,262	$4,332
Accounts receivable, net	645	280
Inventory	530	553
Prepaid expenses and other current assets	1,144	1,082
Total current assets	7,581	6,247
Property and equipment, net	47,275	51,079
Other assets	95	92
Total assets	$54,951	$57,418
Liabilities and Members’ Equity (Deficit)
Current liabilities
Accounts payable	$1,327	$1,559
Accrued liabilities	2,616	2,529
Deferred fee payable	450	450
Other current liabilities	200	202
Notes payable – current portion	76	217
Secured credit facility	58,474	58,474
Current maturities of capital lease obligations	146	138
Total current liabilities	63,289	63,569
Promotional giveaway, net of current portion	—	190
Notes payable, net of current portion	—	77
Capital lease obligations, net of current maturities	90	236
Total liabilities	63,379	64,072
Members’ equity (deficit)
Contributed capital	9,700	9,700
Retained deficit	(18,128)	(16,354)
Total members’ deficit	(8,428)	(6,654)
Total liabilities and members’ equity	$54,951	$57,418
See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF OPERATIONS

	Year ended December 31,
	2011	2010
	(in thousands)
Revenues
Casino	$51,965	$50,662
Food and beverage	13,061	12,719
Other	729	687
Less: promotional allowances	(8,495)	(8,260)
Net revenues	57,260	55,808
Expenses
Cost of sales
Casino	7,089	6,620
Food and beverage	7,716	7,204
Other	145	116
Selling, general and administrative	32,140	31,266
Depreciation	4,735	4,648
Total expenses	51,825	49,854
Income from operations	5,435	5,954
Non-operating expense
Interest expense	(7,153)	(8,695)
Loss on disposal of assets	(56)	(49)
Total non-operating expense	(7,209)	(8,744)
Net loss	$(1,774)	$(2,790)
See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

	Contributed Capital	Retained Earnings (Deficit)	Total
	(in thousands)
Balance, December 31, 2009	$9,700	$(13,564)	$(3,864)
Net loss	—	(2,790)	(2,790)
Balance, December 31, 2010	9,700	(16,354)	(6,654)
Net loss	—	(1,774)	(1,774)
Balance, December 31, 2011	$9,700	$(18,128)	$(8,428)
See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENT OF CASH FLOWS

	Year ended December 31,
	2011	2010
	(in thousands)
Cash Flows from Operating Activities
Net loss	$(1,774)	$(2,790)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation	4,735	4,648
Amortization of deferred loan costs	—	1,633
Deferred interest expense	—	2,873
Loss on disposal of assets	56	49
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	(365)	(38)
Decrease (increase) in other current assets	(39)	(512)
Decrease in accounts payable and accrued liabilities	(147)	(815)
Decrease in promotional giveaway liabilities	(190)	(180)
Net cash provided by operating activities	2,276	4,868
Cash Flows from Investing Activities
Capital expenditures	(987)	(1,297)
Proceeds from sale of assets	—	98
Decrease (increase) in deposits	(3)	223
Net cash used in investing activities	(990)	(976)
Cash Flows from Financing Activities
Proceeds from note payable obligations	—	397
Payments on note payable obligations	(218)	(635)
Proceeds from capital lease obligations	—	285
Payments on capital lease obligations	(138)	(2,085)
Net cash used in financing activities	(356)	(2,038)
Net increase (decrease) in cash and cash equivalents	930	1,854
Cash and cash equivalents, at beginning of year	4,332	2,478
Cash and cash equivalents, at end of year	$5,262	$4,332
See accompanying independent auditor’s report and notes to financial statements.

1.
  Summary of Significant Accounting Policies
Silver Slipper Casino Venture, LLC, (“Casino” or “Company”) is a Delaware Limited Liability Company organized and formed in May 2004 for the purpose of operating a gaming facility in Hancock County, Mississippi. As a Limited Liability Company, income taxes are accrued and reported at the member level and consequently, no income taxes are reflected in the financial statements of the Company.
Business
Silver Slipper Casino Venture, LLC commenced gaming operations as the Silver Slipper Casino on November 9, 2006 in a land based facility that has approximately 35,000 square feet of gaming space on a single level. In addition to surface parking, the Company has an 800 space parking garage adjacent to the Casino.
Gaming operations in Mississippi are subject to regulatory control by the Mississippi Gaming Commission. The Company’s gaming license was renewed in 2009 for a period of three years, expiring in July 2012. Gaming taxes imposed by the State of Mississippi are determined using a scaled tax rate (approximately 12%) applied to the licensee’s gaming revenues.
The Company estimates that a significant amount of its revenues are derived from patrons living in the Gulf Coast area of Mississippi and Louisiana. The Company faces intense competition from other gaming operations in Mississippi and Louisiana, which serve the same area, and management believes this competition will continue in the future.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all cash balances and investments with original maturities of six months or less to be cash equivalents. As required by the Mississippi Department of Revenue, $475 of cash is invested in a Certificate of Deposit at December 31, 2011 that has a restriction on the redemption requiring its prior approval.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable.
The Company’s policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy. The Company has bank deposits and overnight investments that exceed federally insured limits.
Concentration of credit risk, with respect to accounts receivable, is limited due to the Company’s credit evaluation process. The Company’s receivables consist of reimbursements from financial institutions and amounts advanced to casino patrons. To date, the Company has not incurred any significant credit-related losses. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Accounts receivable is presented net of an allowance for doubtful accounts of $9 and $20 as of December 31, 2011 and 2010, respectively.
Inventory
Inventory, primarily consisting of food and beverage products, are stated at the lower of cost (on a first-in, first-out basis) or market.

Players Club
The Company has established a promotional club to encourage repeat business from frequent and active gaming customers. Members earn points based on gaming activity and such points can be redeemed for free play and/or certain complimentary services such as food and beverage or retail goods. The Company accrues for complementary services and club points based upon estimates for expected redemptions.
Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.
Depreciation of property and equipment (which includes capitalized leased assets) is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 – 39 years
Operating equipment	3 – 7 years
In accordance with FASB ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable based on undiscounted estimated future operating cash flows. As of December 31, 2011 and 2010, the Company has determined that no impairment has occurred.
Revenue Recognition
In accordance with gaming industry practice, the Company recognizes casino revenues as the net of gaming wins less losses. Net revenues exclude the retail value of complimentary food and beverage and other items furnished gratuitously to customers. The amounts that are included in promotional allowances for 2011 and 2010 were as follows:

	2011	2010
Food and beverage	$8,263	$8,068
Other	232	192
Total promotional allowances	$8,495	$8,260
Certain Risks and Uncertainties
The Company’s operations are dependent on its continued licensing by the Mississippi Gaming Commission. The loss of a license could have a material, adverse effect on future results of operations.
Advertising
Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense was $1,233 and $1,185 for the years ended December 31, 2011 and 2010, respectively.
Reclassification
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.
Fair Value of Financial Instruments
The carrying amounts of financial instruments including trade accounts receivable and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying value of long-term debt approximates fair value as the stated interest rates are at market rates.

2.
  Property and Equipment
Property and equipment consist of the following:

	2011	2010
Buildings and improvements	$45,081	$44,638
Operating equipment	25,188	24,818
Total property and equipment	70,269	69,456
Less accumulated depreciation	(22,994)	(18,377)
Property and equipment, net	$47,275	$51,079
3.
  Secured Credit Facility
The secured credit facility of $58,474 consisted of $43,000 of Secured Credit Facility Notes, $6,500 of Put Relinquishment Notes and $8,974 of Deferred Interest Expense at December 31, 2011 and 2010.
On May 15, 2006, the Company entered into a Second Amended and Restated Loan Agreement (“Secured Credit Facility”) in the amount of $43,000 to fund the development and construction of its gaming facility. The loan is secured by substantially all of the assets of the Company. The Secured Credit Facility bears interest at 13% payable semi-annually with mandatory repayments of excess cash flow.
The Company recorded $1.5 million of original issue discount in conjunction with the issuance of the Secured Credit Facility, which is being amortized over the life of the Secured Credit Facility (included in interest expense). Thus, the effective interest rate was 13.9%. Further, the Company agreed to issue 18,991 of warrants for the purchase of 19% of the Company’s membership units. The warrants were valued and were considered deminimus, and thus are not reflected on the balance sheet. The Secured Credit Facility required members to contribute $3,000 of additional capital in March 2007. There are no other capital contributions anticipated.
On March 18, 2009, the Company executed the Third Amended and Restated Loan Agreement to the Secured Credit Facility which increased the interest rate for the 4th quarter 2008 from 13% to 15% and 16% thereafter and provided for payment in kind (PIK) interest of 7% for all future interest payments. The amendment replaced the put option feature of the warrants discussed above with $6,500 of Put Relinquishment Notes due at maturity with interest of 7% payable quarterly. Further, the amendment replaced all financial covenants with a minimum trailing twelve-month EBITDAM requirement and a requirement to have a definitive debt retirement plan by December 31, 2010.
On December 30, 2010, the Company executed a Memorandum of Understanding that provides for forbearances in connection with a definitive debt retirement plan which requires certain progression milestones during 2011. The Memorandum of Understanding provides for deferral of $4,072 of interest due at December 31, 2010, quarterly interest payments during 2011 at a 12% rate on all balances outstanding and an extension of maturity of the Credit Facility until January 31, 2012. If the milestones are not met, the forbearance will no longer be in effect and the Credit Facility will be immediately due and payable. All debt was classified as current as of December 31, 2011.
4.
  Deferred Fees Payable
Deferred fees are payable in connection with the $43,000 debt discussed in Note 3. The $450 in fees have been deferred until payment in full of the principal and interest due under the Secured Credit Facility or such date as payment is otherwise allowed by the agent and lenders.
5.
  Notes Payable
Notes payable consisted of amounts payable under certain agreements with trade creditors for the purchase of gaming equipment. Notes payable of $76 at December 31, 2011 was classified as current and matures in 2012. At December 31, 2010, notes payable amounted to $294, of which $77 was classified as long term.

6.
  Commitments and Contingencies
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. Based upon the advice of counsel, settlement or resolution of the proceedings should not have a material adverse effect on the financial position or results of operations of the Company. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial position or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
Operating Leases
The Company leases property and operating equipment under various lease agreements accounted for as operating leases. Although most of the lease agreements are either cancelable or have initial terms of one year or less, certain lease agreements expire at various dates through 2028 and several contain automatic renewals unless notice of termination is given. Some of the operating leases also include contingent rental payments based on levels of revenue. Total rental expense amounted to approximately $1,749 and $1,808 for 2011 and 2010, respectively. Future minimum lease payments as of December 31, 2011 under operating leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

Amount
2012	$1,224
2013	1,224
2014	1,224
2015	1,224
2016	1,224
Thereafter	19,782
$25,902
Capital Leases
The Company leases various equipment under capital lease agreements expiring at various dates through December 2014. During 2011 and 2010, the Company paid $137 and $2,085, respectively in principal on the capital lease obligations. The cost of the equipment is included in property and equipment on the accompanying balance sheet in the amount of $516 at December 31, 2011 and $13,251 at December 31, 2010 and accumulated depreciation relating to these assets was $130 and $1,871 for 2011 and 2010, respectively.

Future minimum payments under these obligations are as follows:
2012	$158
2013	75
2014	20
253
Less amount representing interest	(17)
Present value of future minimum lease payments	236
Current maturities of capital lease obligation	(146)
Long-term capital lease obligations	$90
Contractual Obligations
The Company has entered into other contractual agreements for services for which the payments are expensed as incurred. Although most of these agreements are either cancelable or have initial terms of one year or less, certain other agreements contain automatic renewals unless notice of termination is given.

The Company also has an agreement with its casino system provider and other vendors for system and equipment maintenance services.
7.
  Employee Benefit Plan
The Company terminated the 401(k) plan effective June 30, 2010. The company did not make any contributions to the plan in 2010.
8.
  Supplemental Disclosures of Cash Flow Information
Cash paid for interest during the years ended December 31, 2011 and 2010 was approximately $7,114 and $4,180, respectively.
Non-cash investing and financing activities in 2010 included approximately $703 for the acquisition of assets under various notes payable and capital leases.
9.
  Related Party Transactions
The Company entered into a management agreement with Silver Slipper Gaming, LLC, which is owned by certain members of the membership group. Management fees paid or accrued to Silver Slipper Gaming LLC during 2011 and 2010 amounted to approximately $742 and $724, respectively.
There are long-term deferred fees payable to entities owned or controlled by members of the membership group in the amount of $450 (included in the amount discussed in Note 4) for the years ended December 31, 2011 and 2010, respectively.
In 2009, members of the membership group and other related parties purchased a portion of the Secured Credit Facility. At December 31, 2011 and 2010, $1,884 of the $58,474 of the Secured Credit Facility was held by these members.
The Company paid professional fees on behalf the membership group which will be reimbursed by the members. At December 31, 2011, $250 was included in accounts receivable.
10.
  Going Concern and Management Plans
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.
At December 31, 2010, the Company has entered into a Memorandum of Understanding with its Lenders that provides for certain milestones during 2011 in exchange for forbearing non-compliance during 2010 and 2011. The Memorandum of Understanding provides for an extension of maturity of the Credit Facility until January 31, 2012 and if the milestones are not met, the forbearance will be revoked and the Credit Facility is immediately due and payable. As a result, the Secured Credit Facility has been classified as a current liability in the accompanying financial statements. A significant portion of the Company’s assets are pledged as collateral for the Secured Credit Facility, and foreclosure by the lender would seriously impair the Company’s continued existence. This raises substantial doubt about the Company’s ability to continue as a going concern. The Company is currently exploring numerous avenues to resolve this issue including a potential sale of the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.
11.
  Subsequent Events
In the preparation of its financial statements, the Company considered subsequent events through January 30, 2012, which was the date the Company’s financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS
Board of Directors of
Full House Resorts, Inc. (Sole Member and Parent) of
Silver Slipper Casino Venture, LLC
Las Vegas, Nevada
We have audited the accompanying statements of operations, members’ equity (deficiency) and cash flows of Silver Slipper Casino Venture, LLC (the Company), for the nine months ended September 30, 2012 and the three months ended December 31, 2012, and the notes to the financial statements.
An audit performed in accordance with applicable professional standards is a process designed to obtain reasonable assurance about whether the financial statements of an entity are free from material misstatement. This process involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements to enable the design of audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Management’s responsibility.   Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility.   Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
Opinion.   In our opinion, the financial statements referred to above present fairly, in all material respects, the operations, changes in members’ equity deficiency and cash flows for the nine months ended September 30, 2012 and the three months December 31, 2012, in conformity with accounting principles generally accepted in the United States.
/s/ Piercy Bowler Taylor & Kern
Piercy Bowler Taylor & Kern
Certified Public Accountants
Las Vegas, Nevada
January 7, 2014

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF OPERATIONS
(In thousands)

	Successor Three months ended December 31, 2012	Predecessor Nine months ended September 30, 2012
Revenues
Casino	$11,779	$38,783
Food and beverage	944	3,483
Other	138	469
	12,861	42,735
Operating costs and expenses
Casino	5,358	16,336
Food and beverage	919	3,620
Other	41	177
Selling, general and administrative	4,642	18,388
Depreciation and amortization	1,211	3,705
	12,171	42,226
Operating income	690	509
Other expense
Interest expense	—	(5,367)
Loss on abandonment of project	—	(724)
Loss on disposal of assets	(14)	—
Other expense, net	(14)	(6,091)
Net income (loss)	$676	$(5,582)
See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF MEMBERS’ EQUITY (DEFICIENCY)
(In thousands)

Predecessor	Contributed Capital	Deficit	Total Members’ Equity (Deficiency)
Nine months ended September 30, 2012
Beginning: January 1, 2012	$9,700	$(18,128)	$(8,428)
Distributed capital	(2,798)		(2,798)
Net loss	—	(5,582)	(5,582)
Ending: September 30, 2012	$6,902	$(23,710)	$(16,808)

Successor	Contributed Capital	Retained Earnings	Total Members’ Equity
Three months ended December 31, 2012
Beginning: October 1, 2012	$—	$—	$—
Contributed capital	72,252		72,252
Net income	—	676	676
Ending: December 31, 2012	$72,252	$676	$72,928
See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF CASH FLOWS

	Successor December 31, 2012	Predecessor September 30, 2012
Cash flows from investing activities:
Net income (loss)	$676	$(5,582)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	757	3,705
Amortization of player loyalty program	454	—
Loss on abandonment of project	—	724
Loss on disposal of assets	14	—
Other	(28)	—
Change in operating assets and liabilities:
Accounts receivable	(14)	(45)
Prepaids	757	(582)
Inventory	38	153
Accounts payable and accruals	32	3,269
Other current assets	(475)	1
Net cash provided by operating activities	2,211	1,643
Cash flows from investing activities:
Purchase of property and equipment	(436)	(428)
Other	—	5
Net cash used in investing activities	(436)	(423)
Cash flows from financing activities:
Repayment of long-term debt	—	(313)
Due to/from Successor Member	742	—
Distributions of capital	(3,778)	(2,798)
Net cash used in financing activities	(3,036)	(3,111)
Net increase in cash and equivalents	(1,261)	(1,891)
Cash and equivalents, beginning of period	3,309	5,262
Cash and equivalents, end of period	$2,048	$3,371
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$5,376
Contributed capital paid directly by Successor Member to sellers and vendors at closing	$72,252	$—
See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
NOTES TO FINANCIAL STATEMENTS
1.
  BACKGROUND AND BASIS OF PRESENTATION
Silver Slipper Casino Venture, LLC, (“Casino,” “SSCV,” “Silver Slipper” or the “Company”) is a Delaware Limited Liability Company located in Hancock County, Mississippi. The property has over 37,000 square feet of gaming space containing approximately 1,000 slot and video poker machines, 26 table games, a poker room and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
On March 30, 2012, Silver Slipper entered into a Membership Interest Purchase Agreement (the “Acquisition”) with Full House Resorts, Inc. (“FHRI”) to sell all of the outstanding membership interest of the entity operating the Silver Slipper in Bay St. Louis, Mississippi (“Predecessor”). The purchase was closed on October 1, 2012, at a price of approximately $69.3 million, exclusive of net working capital balances of $2.9 million, fees and expenses and other adjustments. FHRI contributed $72.2 million in capital.
Following the closing of the acquisition on October 1, 2012, the Casino continued operations as a wholly-owned subsidiary of FHRI Therefore, as a consequence of purchase price allocations made in connection with the acquisition, the 2012 statements of operations, members’ equity (deficiency) and cash flows are presented for two periods: January 1, through September 30, 2012, (“Predecessor”) and October 1, through December 31, 2012 (“Successor”), which relate to the periods immediately preceding and succeeding the acquisition, respectively. The results of the Successor are not comparable to the results of the Predecessor as the acquired assets have been subsequently re-measured at fair market value.
As a limited liability company, the Company’s is “pass-through” entity and, accordingly, its member is taxed (or receive tax benefits, if any) directly on its respective share of the income (or loss). Therefore, no provision (or benefit), or liability (or asset) for federal income tax has been included in the accompanying financial statements.
2.
  SIGNIFICANT ACCOUNTING POLICIES
Use of estimates.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Certain of the accounting policies, including the determination of player loyalty program liability, the estimated useful lives assigned to assets, asset impairment considerations, purchase price allocations made in connection with the acquisition and collectability of receivables require application of significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
Cash equivalents.   Cash in excess of daily requirements is invested in highly liquid short-term investments with initial maturities of three months or less when purchased and are reported as cash equivalents in the financial statements.
Concentrations and economic risks and uncertainties.   The United States and the world has experienced a widespread and severe economic slowdown accompanied by, among other things, weakness in consumer spending, including gaming activity, and reduced credit and capital financing availability, all of which have had and may continue to have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in the Gulf Coast. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.

Accounts receivable consists primarily of returned checks and markers. They are uncollateralized and carried, net of an appropriate allowance, if necessary, at their estimated collectible value based on customers’ past credit history and current financial condition and on current general economic conditions. Since credit is extended on a short-term basis, accounts receivables do not normally bear interest. We review the receivables and related aging to estimate a factor for estimating the allowance for doubtful accounts that are partially or entirely uncollectible. We record uncollectible allowances over 90 days old as a charge to selling, general and administrative expenses.
Property and equipment.   Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of a capitalized lease, whichever is less.
Intangible Assets.   Our finite-lived intangible assets include customer relationships associated with player loyalty programs, land lease rights and water rights. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The amount of expected amortization over each of the next five years will be approximately $2.1 million in 2013, $2.1 million in 2014, $1.6 million in 2015, $0.1 million in 2016 and $0.1 million in 2017.
We also periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Revenue recognition and promotional allowances.   Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (commonly called “casino front money”) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Food and beverage, entertainment and other operating revenues are recognized as services are performed, net of revenue-based taxes. Advance ticket sales are recorded as deferred revenue until services are provided to the customer. Revenues are recognized net of certain sales incentives, and accordingly, cash incentives to customers for gambling activity, including the cash value of points redeemed by Players Club members are recognized as a direct reduction of casino revenue. Sales and similar revenue-linked taxes collected from customers are excluded from revenue and recorded as a liability payable to the appropriate taxing authority and included in accrued expenses. Revenue also does not include the retail value of food and beverage, and other services gratuitously furnished to customers.
The estimated cost of providing room, food and beverage and other incentives is included primarily in casino expenses, as noted in the table below (in thousands):

	Successor	Predecessor
	Three months ended December 31, 2012	Nine months ended September 30, 2012
Food and beverage	$2,055	$6,348
Other incentives	83	198
	$2,138	$6,546
Income taxes
There are no known conditions that could threaten the pass-through status of the Company, and based on its annual evaluation, management believes that there are currently no other “uncertain income tax positions,” as defined in GAAP, to be taken currently or taken in its previously filed tax returns that remain open to examination (that is tax years 2009 and thereafter) that require recognition or disclosure in the financial statements. In the unlikely event of any material income tax or tax-related interest or penalty assessed against the Company, it is the Company’s policy that they be included in the Company’s financial statements as other expenses.

3.
  SECURED CREDIT FACILITY
As of September 30, 2012, the predecessor had a secured credit facility of $58.5 million consisted of $43.0 million of Secured Credit Facility Notes, $6.5 million of Put Relinquishment Notes and $8.97 million of Deferred Interest Expense. The loan was secured by substantially all of the assets of the Company.
In conjunction with closing of the FHRI membership interest purchase transaction, on October 1, 2012, the Secured Credit Facility balance of $58.5 million, in addition to accrued interest of $1.8 million, was paid.
4.
  OPERATING LEASE COMMITMENTS
Land leases.   Silver Slipper is lessee under operating leases for land and improvements expiring through 2020.
The land lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the lease for $2.0 million. On February 26, 2013, Silver Slipper entered into a third amendment to the land lease which amended the term and Purchase Option provisions of the land lease. The term of the land lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of or ownership in Silver Slipper, then the purchase price will increase to $17.0 million.
Other operating leases.   The Company leases other property and operating equipment under various operating lease agreements. Although most of the lease agreements are either cancelable or have initial terms of one year or less, certain non-cancelable lease agreements expire at various dates through 2028 and several contain automatic renewals unless notice of termination is given by lessee or lessor, in accordance with terms of the respective leases. Some of the operating leases also include contingent rental payments based on levels of revenue.
Aggregate future minimum lease payments as of December 31, 2012, under all operating leases with an initial or remaining lease term in excess of one year are as follows:

Year	Amount
2013	$1,017
2014	1,017
2015	1,017
2016	1,017
2017	1,017
Thereafter	36,582
Total rent expense for all operating leases was $1.2 million for the nine months ended September 30, 2012, and $0.3 million for the three months ended December 31, 2012.
5.
  OTHER COMMITMENTS AND CONTINGENCIES
The Company’s operations are dependent on its continued licensing by the Mississippi Gaming Commission. The loss of a license could have a material, adverse effect on future results of operations.
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. Based upon the advice of counsel, settlement or resolution of the proceedings should not have a material adverse effect on the future financial position, results of operations or cash flows of the Company. However, such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial position or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
See Note 7.
6.
  RELATED PARTY TRANSACTIONS
The Company has a management agreement with Silver Slipper Gaming, LLC, which is owned by certain members of the membership group. Management fees paid or accrued to Silver Slipper Gaming LLC were $0.8 million for the nine months ended September 30, 2012.
There are long-term deferred fees payable to entities owned or controlled by members of the membership group in the amount of $0.5 million (Note 1) as of September 30, 2013, which were paid in conjunction with the FHRI acquisition closing on October 1, 2013.
7.
  SUBSEQUENT EVENTS
Management of the Company has evaluated subsequent events through January 7, 2014 which is the date the financial statements were available to be issued and did not identify any matters requiring recognition or disclosure in the financial statements, except in connection with its land lease (Note 6) and as follows.
On August 26, 2013, the Silver Slipper entered into an agreement with WHD Silver Slipper, LLC, a commonly owned affiliate, related to construction of the six-story, 142-room Silver Slipper Hotel being built between the south side of the casino and the waterfront, with rooms facing views of the bay. We expect costs related to the construction of the Silver Slipper Hotel to be approximately $17.7 million. We estimate that construction of the Silver Slipper Hotel will take approximately one year to complete from the commencement of construction in November 2013. We expect the Parent to finance $10.0 million of the construction cost with the proceeds of the term loan primarily with the remaining $7.7 million of the construction cost to be funded from available cash from our operations. As of December 31, 2013, we had funded $2.3 million in pre-construction costs for the Silver Slipper Hotel.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the Registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, FINRA filing fee and NASDAQ listing fee are estimates.

SEC registration fee		$5,924.80
FINRA filing fee		7,400.00
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent fees		*
Miscellaneous		*
Total	$	*

*
  To be provided by Amendment.
All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.
The Registrant will maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
The following sets forth information regarding all unregistered securities sold during the past three years:
On June 1, 2011, we issued 660,000 shares of restricted stock to certain executive officers and employees. 600,000 of the shares vested on June 1, 2013, and the remaining 60,000 shares have a three year vesting schedule as follows: 20,001 vested on June 1, 2012, 20,001 vested on June 1, 2013, and 19,998 will vest on June 1, 2014. On January 15, 2013, we issued 50,000 shares of restricted stock to an executive officer, which vest in three equal annual installments beginning on January 15, 2014. On June 5, 2013, we issued 15,000 shares of restricted stock to an executive officer, which vest in three equal annual installments beginning on June 1, 2014. Vesting is contingent upon certain conditions, including continuous service of the individual recipients.
On each of May 2, 2011, May 10, 2012 and May 15, 2013, we issued 6,000 shares of restricted stock to our non-employee directors totaling 18,000 shares which vested immediately upon grant.
The above shares of restricted stock were issued under our Amended and Restated 2006 Incentive Compensation Plan and pursuant to written agreements with our employees and directors, in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.
Item 16.   Exhibits and Financial Statement Schedules.
(a) Exhibits
See the Exhibit Index immediately following the signature pages included in this Registration Statement.
(b) Financial Statement Schedules
See the Index to Financial Statements at page F-1 of the prospectus included in Part I of this Registration Statement.
Item 17.   Undertakings.
The undersigned Registrant hereby undertakes the following:
(1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)   To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(3) (a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on January 8, 2014.
FULL HOUSE RESORTS, INC.
By:
  /s/ Andre M. Hilliou

  Andre M. Hilliou, Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andre M. Hilliou, Mark J. Miller and Deborah J. Pierce, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andre M. Hilliou Andre M. Hilliou	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 8, 2014
/s/ Deborah J. Pierce Deborah J. Pierce	Chief Financial Officer (Principal Accounting and Financial Officer)	January 8, 2014
/s/ Kenneth R. Adams Kenneth R. Adams	Director	January 8, 2014
/s/ Carl G. Braunlich Carl G. Braunlich	Director	January 8, 2014
/s/ Kathleen Marshall Kathleen Marshall	Director	January 8, 2014
/s/ Mark J. Miller Mark J. Miller	Director and Chief Operating Officer	January 8, 2014

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement by and between Grand Victoria Casino & Resort, L.P. and Full House Resorts, Inc., dated as of September 10, 2010. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2010)

2.2
Equity Purchase Agreement dated March 30, 2012 by and among Full House Resorts, Inc.; Firekeepers Development Authority, an unincorporated instrumentality and political subdivision of the Nottawaseppi Huron Band of Potawatomi Indians; RAM Entertainment, LLC and Robert A. Mathewson. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 8, 2012)

2.3
Membership Interest Purchase Agreement by and between the Sellers named therein, Full House Resorts, Inc. and Silver Slipper Casino Venture LLC, dated as of March 30, 2012. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 5, 2012)

3.1	Amended and Restated Certificate of Incorporation as amended to date. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 9, 2011)
3.2
Amended and Restated Bylaws of Full House Resorts Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008)

5.1*	Opinion of Greenberg Traurig, LLP
10.1+
Amended and Restated 2006 Incentive Compensation Plan (Effective as of April 26, 2011). (Incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement as filed with the Securities and Exchange Commission on March 16, 2011)

10.2+
Form of Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.75 to the Registrant’s Quarterly Report on Form 10-QSB as filed with the Securities and Exchange Commission on August 14, 2006)

10.3+
Employment Agreement, dated July 17, 2007, between Full House Resorts, Inc. and Andre Hilliou. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 20, 2007)

10.4+
Employment Agreement, dated July 17, 2007, between Full House Resorts, Inc. and Mark J. Miller. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 20, 2007)

10.5+
Letter Agreement dated November 12, 2012, between Full House Resorts, Inc. and T. Wesley Elam. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

10.6+
Employment Agreement, dated December 7, 2012, between Full House Resorts, Inc. and Deborah J. Pierce. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.7
Casino Operations Lease dated June 28, 2011 by and between Hyatt Equities, L.L.C. and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-k filed with the Securities and Exchange Commission on June 30, 2011)

10.8
Asset Purchase and Transition Agreement dated June 28, 2011 by and between HCC Corporation, doing business as Grand Lodge Casino, and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2011)

Exhibit Number	Description
10.9
First Lien Credit Agreement dated as of June 29, 2012, by and among Full House Resorts, Inc. as borrower, the Lenders named therein and Capital One, National Association as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 8, 2012)

10.10
Second Lien Credit Agreement dated as of October 1, 2012, by and among Full House Resorts, Inc. as borrower, the Lenders named therein and ABC Funding, LLC as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on October 5, 2012)

10.11
Lease Agreement with Option to Purchase dated as of November 17, 2004, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.12
First Amendment to Lease Agreement with Option to Purchase dated as of March 13, 2009, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.13
Second Amendment to Lease Agreement with Option to Purchase dated as of September 26, 2012, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.14
Third Amendment to Lease Agreement with Option to Purchase dated as of February 26, 2013, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.15
First Amendment to Casino Operations Lease dated April 8, 2013 by and between Hyatt Equities, L.L.C. and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the SEC on April 11, 2013)

10.16
Hotel Lease / Purchase Agreement dated August 15, 2013 by and between Rising Sun/Ohio County First, Inc. and Gaming Entertainment (Indiana) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on August 22, 2013)

10.17
First Amendment to First Lien Credit Agreement dated as of August 26, 2013 by and among Full House Resorts, Inc., as borrower, the Lenders named therein and Capital One, National Association, as administrative agent for the Lenders, as L/C Issuer and as Swing Line Lender. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

10.18
Amendment No. 1 to Second Lien Credit Agreement dated as of August 26, 2013 by and among Full House Resorts, Inc., as borrower, the Lenders named therein and ABC Funding, LLC, as administrative agent for the Lenders. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

10.19
Standard Form of Agreement Between Owner and Design-Builder dated August 26, 2013 between Silver Slipper Casino Venture, LLC and WHD Silver Slipper, LLC. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

21.1
List of Subsidiaries of Full House Resorts, Inc. (Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

23.1	Consent of Piercy Bowler Taylor & Kern, independent registered public accounting firm

Exhibit Number	Description
23.2	Consent of Piercy Bowler Taylor & Kern, independent auditors
23.3	Consent of BDO USA, LLP, independent auditors
23.4*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page to this Registration Statement)

*
  To be filed by amendment.
+
  Executive compensation plan or arrangement.